Exhibit 99.3

NUVEI CORPORATION NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR April 3, 2023

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND

NOTICE OF AVAILABILITY OF PROXY MATERIALS

To the shareholders of Nuvei Corporation (the “Company”):

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the “Meeting”) of the Company will be held virtually at https://web.lumiagm.com/469601612, password “nvei2023” (case sensitive), on May 26, 2023 at 10:00 a.m. (ET), for the purposes of:

1.	receiving the consolidated financial statements of the Company for the fiscal year ended December 31, 2022, together with the auditors’ report thereon;

2.	electing seven directors for the ensuing year;

3.	appointing auditors for the ensuing year and authorizing the directors to fix their remuneration;

4.

considering and approving, with or without variation, an ordinary resolution, a copy of which is reproduced in its entirety under “Schedule A” attached to the Management Information Circular (the “Circular”), in respect of (i) an amendment to the Company’s Omnibus Incentive Plan (as defined in the accompanying Circular) whereby the number of subordinate voting shares of the Company which may be reserved for issuance thereunder will be increased from 10% to 15% of all multiple voting shares and subordinate voting shares issued and outstanding from time to time on a non-diluted basis, and (ii) the approval of all unallocated options, rights and other entitlements under the Omnibus Incentive Plan, as amended pursuant to such ordinary resolution, as more fully described in the accompanying Circular;

5.	transacting such other business as may properly come before the Meeting.

The Company’s Board of Directors has fixed the close of business on April 3, 2023 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder of record after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof.

Registered shareholders and duly appointed proxyholders will be able to participate in the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholders will be able to participate in the Meeting as guests, but guests will not be able to vote at the Meeting. If you are a non-registered shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the Meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to TSX Trust Company (the “Transfer Agent”).

If you are unable to attend the Meeting, please complete, date, sign and return the accompanying form of proxy or voting instruction form, as applicable enclosed herewith for use at the Meeting or any adjournment thereof. To be effective, the attached proxy or voting instruction form must be received not later than May 24, 2023 at 10:00 a.m. (ET). These instructions include the additional step of registering such proxyholder with the Transfer Agent, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with the Transfer Agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest.

Notice-and-Access

The Company is using the notice-and-access procedures permitted by Canadian securities laws for the delivery of the Circular and our consolidated financial statements for the fiscal year ended December 31, 2022 (the “Proxy Materials”) to both our registered and non-registered shareholders. Under the notice-and- access procedures, instead of shareholders receiving paper copies of the Proxy Materials, shareholders receive a copy of this Notice of 2023 Annual Meeting of Shareholders and Notice of Availability of Proxy Materials (the “Notice of Meeting”) (which provides information on how to access copies of the Proxy Materials, how to request a paper copy of the Proxy Materials and details about the Meeting) and a form of proxy or voting instruction form, as applicable. All shareholders are reminded to review the Circular before voting.

The Proxy Materials are being posted online for shareholders to access at https://investors.nuvei.com and under Nuvei’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Shareholders may request a paper copy of the Proxy Materials by mail, free of charge, up to one year from the date this Circular was filed on SEDAR by contacting the Transfer Agent at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries), or by email at tsxt-fulfilment@tmx.com.

To receive the Proxy Materials in advance of the voting deadline and the Meeting date, requests for paper copies must be received by no later than May 15, 2023. If a shareholder requests a paper copy of the Proxy Materials, please note that another form of proxy or voting instruction form will not be sent; please retain the one received with this Notice of Meeting for voting purposes.

If you have any questions about or require assistance in completing your form of proxy or voting instruction form, please contact the Transfer Agent by phone at 1-800-387-0825 (within North America) or 416-682-3860 (outside North America).

Dated at Montréal, Québec, Canada, April 3, 2023.

By order of the Board of Directors,

Philip Fayer

Founder, Chair of the Board and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

INVITATION TO SHAREHOLDERS	5
Key Concepts and Terms	8
Non-IFRS and Other Financial Measures	10
Forward-Looking Information	10

SUMMARY	12
Shareholder Voting Matters	12
Our Director Nominees	12

VOTING AND PROXIES	14
Voting at the Meeting	14
Joining the Meeting as a Guest	15
Non-registered shareholders/Appointees obtaining a control number to vote during the Meeting	15
Solicitation of Proxies	15
Notice-and-Access	15
Appointment of Proxy	16
Voting by Proxy at the Meeting	16
Revocation of Proxy	16
Exercise of Discretion by Proxies	17
Voting Shares and Principal Holders Thereof	17
Non-Registered Shareholders	19

BUSINESS OF THE MEETING	20
Financial Statements and Auditor’s Report	20
Election of Directors	20
Nominees	20
Appointment of Auditors	29
Approval of the Ordinary Resolution in Respect of the Omnibus Incentive Plan Amendment	29

EXECUTIVE COMPENSATION	31
A Message from the Human Resources and Compensation Committee	31
Compensation Objectives and Philosophy	34
Overview and HRC Committee	34
Compensation Risk Management	35
Compensation Governance	36
Compensation Advisor	37
Peer Group	38
Elements of Executive Compensation	40
Share Ownership Requirements	52
Performance Graph	54
Incentive Plan Awards	57
CEO Disclosed versus Realized and Realizable Compensation: Look-back Table	59

Summary Compensation Table	60
Employment Agreements, Termination and Change of Control Benefits	63

DIRECTOR COMPENSATION	66
Annual Retainers	66
Share Ownership Requirements	67
Director Compensation Table	68
Director Incentive Plan Awards	69

CORPORATE GOVERNANCE	70
Dual-Class Share Structure	70
Independence of the Board	70
Board Charter	72
Committees of the Board	72
Position Descriptions	74
Board Composition, Director Selection, Nomination and Succession	75
Director Orientation and Continuing Education	81
Ethical Business Conduct	83
Outside Director Compensation	84
Board Assessments and Peer Review	84
CEO and Executive Succession Planning	85
ESG Oversight and Governance	86
Directors’ and Officers’ Liability Insurance	86
Attendance at Board and Committee Meetings	86
Risk Management	88
Shareholder Engagement	88

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	89

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	89

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	89

NORMAL COURSE ISSUER BID	89

OTHER INFORMATION	90
Additional Information	90
Shareholder Proposals	90
Approval of Management Information Circular	90

SCHEDULE A RESOLUTION OF THE SHAREHOLDERS IN RESPECT OF THE OMNIBUS INCENTIVE PLAN AMENDMENT	A-1

SCHEDULE B BOARD OF DIRECTORS CHARTER	B-1

APPENDIX	B-12

INVITATION TO SHAREHOLDERS

Dear Shareholders:

On behalf of the Board and management of the Company, we are pleased to invite you to attend the annual meeting of shareholders that will be held virtually on May 26, 2023 at 10:00 a.m. (Eastern Time). The meeting will be conducted via live audio webcast at https://web.lumiagm.com/469601612. This annual meeting is your opportunity to vote on a number of important matters and to hear first-hand about our financial performance and strategic plans for the future.

2022 was another strong year of growth for Nuvei, highlighted by continued progress and execution of our strategic initiatives. We’ve worked diligently to further scale our platform organically and inorganically, diversify the business, increase our use cases, target more end markets, and increase our distribution. Despite continued foreign currency exchange rate headwinds and volatility from digital assets and cryptocurrencies, we achieved Total volume1 of $127.7 billion, revenue of $843.3 million, net income of $62.0 million, and Adjusted EBITDA1 of $351.3 million. During Fiscal 2022, we launched 96 new product releases, we increased our portfolio of alternative payment methods (APMs) to 603, expanding access and allowing our customers to accept more forms of regionally familiar and preferred digital payment methods, and we expanded our business with several new and expanded customer relationships in key geographic markets and verticals.

We were also pleased to publish our inaugural Environmental, Social and Governance (ESG) report, which sets out our ongoing drive to build sustainable business practices to protect the environment, support the communities in which we operate, and create value for our employees, investors, and customers. This report was just the beginning of our ESG journey. As we move through 2023, we plan to continue to evolve our ESG strategy and roadmap.

More recently, in February 2023, we completed the acquisition of Paya. This acquisition helps to further evolve our business from both a vertical and a distribution perspective and significantly expands our global total addressable market, which now includes global e-commerce, integrated payments and B2B. We were also very pleased to welcome 321 new team members from Paya to the Nuvei family, bringing our total headcount to now over 2,000 employees.

1 Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. Adjusted EBITDA is a non-IFRS measure. This measure is not a recognized measure under IFRS and does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company refers the reader to the “Non-IFRS and Other Financial Measures” section of the 2022 MD&A, which section is incorporated by reference herein, and to the section entitled “APPENDIX – Non-IFRS and Other Financial Measures” of this Circular, for definitions and reconciliations of Adjusted EBITDA and Total volume presented by the Company to the most directly comparable IFRS measure (as applicable). The 2022 MD&A is available at https://investors.nuvei.com and under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Today, Nuvei enables a diversified portfolio of high growth use cases supporting online retail, e-commerce, marketplaces, online gaming, video and social games, financial services, travel, B2B goods and services, healthcare, faith-based and non-profit, education, government, and utilities. Our intention is to continue scaling by adding more use cases as we pursue industry-leading growth both organically and inorganically.

As we think about the year ahead, it’s a continuation of everything that got us here – staying focused on our strategy, diversifying the business, and pursuing the opportunities we have in front of us to further grow the platform.

We would also like to take this opportunity to recognize Michael Hanley, our Lead Director and Chair of the Audit Committee, who will be retiring from our Board. Michael joined our Board when we went public on the TSX in 2020 and has made important contributions to our Board and governance practices. On behalf of the Board, I would like to thank Michael for his expertise and insights, which have been instrumental in shaping Nuvei into the successful business that it is today. We are also pleased to announce that Samir Zabaneh will succeed Michael as Lead Director, subject to his re-election at the Meeting.

Your participation in the meeting is important to us and we value your input as shareholders. You can vote electronically during the virtual meeting, or alternatively by completing and returning the enclosed form of proxy or voting instruction form. Please refer to the “Voting and Proxies” section of this Circular.

We look forward to welcoming you at the meeting and thank you for your continued support.

Sincerely,

Philip Fayer

Founder, Chair of the Board and Chief Executive Officer

This Management Information Circular is provided in relation to the solicitation of proxies by the management of Nuvei Corporation for use at the annual meeting of shareholders of the Company to be held on May 26, 2023 and at any adjournment or postponement thereof. The Meeting will be held as a completely virtual meeting, which will be conducted via live audio webcast. Shareholders will not be able to participate in the Meeting in person. A summary of the information shareholders will need to participate in the Meeting online is provided below.

Key Concepts and Terms

The following key concepts and terms are used throughout this document:

●	“we”, “us”, “our”, “Nuvei” and the “Company” mean Nuvei Corporation, a company incorporated under the CBCA.
●	“you”, “your” and “shareholder” mean the holders of our Subordinate Voting Shares and Multiple Voting Shares, as applicable.
●	“Circular” means this 2023 management information circular, unless otherwise indicated.
●	“Meeting” means the annual meeting of shareholders of the Company to be held on May 26, 2023.
●	All references in this Circular to dollars, “$” or “US$” are to United States dollars and all references to Canadian dollars and “C$” are to Canadian dollars.
●	Information in this Circular is provided as of April 3, 2023, unless otherwise indicated.

Defined Term	Meaning

2022 MD&A	The Company’s MD&A in respect of Fiscal 2022

AIF	Annual Information Form

Audit Committee	Audit Committee of the Board

Board	Board of directors of the Company

CBCA	Canada Business Corporations Act

CDPQ	Caisse de dépôt et placement du Québec

CGN Committee	Corporate Governance and Nominating Committee of the Board

Clawback Policy	The Company’s Clawback Policy

Company	Nuvei Corporation

Compensation Consultant	Compensia, Inc., an independent compensation consulting firm

CSA	Canadian Securities Administrators

DSUs	Deferred share units

ESG	Environmental, social and governance

Fiscal 2020	The Company’s financial year ended December 31, 2020

Fiscal 2021	The Company’s financial year ended December 31, 2021

Fiscal 2022	The Company’s financial year ended December 31, 2022

GHRC Committee	Governance, Human Resources and Compensation Committee of the Board

HRC Committee	Human Resources and Compensation Committee of the Board

IFRS	International Financial Reporting Standards

Intermediary

An intermediary that shareholders deal with in respect of their shares, such as a securities broker or dealer, bank, trust company and trustee, or administrator of self-administered RRSPs, TFSAs, RRIFs, RESPs, and similar plans

ISOs	Incentive stock options

IT	Information Technology

Legacy Option Plan	The Company’s Stock Option Plan dated September 21, 2017, as amended in September 2020 in connection with our TSX Listing

LTIP	Long-term incentive plan

MD&A	Management’s discussion and analysis

Defined Term	Meaning

Multiple Voting Shares	Multiple voting shares of the Company

Nasdaq	Nasdaq Stock Market, LLC

NCIB	Normal course issuer bid

NEOs	Named Executive Officers, namely the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated executive officers

NI 54-101	National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer

NI 58-101	National Instrument 58-101 – Disclosure of Corporate Governance Practices

NOBO	Non-objecting beneficial owner

Non-Registered Holder

Non-registered shareholder or “beneficial owner” whose Subordinate Voting Shares are registered either: (i) in the name of an Intermediary, or (ii) in the name of a clearing agency of which the Intermediary is a participant

Notice of Meeting	Notice of 2023 Annual Meeting of Shareholders and Notice of Availability of Proxy Materials

OBO	Objecting beneficial owner

Omnibus Incentive Plan	The Company’s Omnibus Incentive Plan, effective as of September 22, 2020 and as amended on February 3, 2021 and on April 13, 2022

Omnibus Plan Resolution

The ordinary resolution of the shareholders to be submitted for approval at the Meeting with respect to the amendment to the Omnibus Incentive Plan and the approval of all unallocated options, rights and other entitlements under the Omnibus Incentive Plan, as amended pursuant to such ordinary resolution, a copy of which is reproduced in its entirety under “Schedule A” attached to this Circular

Options	Stock options

Outside Directors	Directors who are not employees of the Company

Ownership Guidelines	The Company’s Director and Officer Share Ownership Guidelines

Paya	Paya Holdings Inc.

Paya Equity Plan	The Paya Holdings Inc. Omnibus Incentive Plan, as amended

Peer Group	The peer group we use for the purposes of executive compensation benchmarking

Proxy Materials	The Circular and our annual consolidated financial statements for Fiscal 2022

PSUs	Performance share units

PwC	PricewaterhouseCoopers LLP

Record Date	April 3, 2023

RESP	Registered Education Savings Plan

RRIF	Registered Retirement Income Fund

RRSP	Registered Retirement Savings Plan

RSUs	Restricted share units

SEC	U.S. Securities and Exchange Commission

Subordinate Voting Shares	Subordinate voting shares of the Company

TFSA	Tax-Free Savings Account

Transfer Agent	TSX Trust Company

TSX	Toronto Stock Exchange

TSX Listing	Initial public offering of the Company and listing of our Subordinate Voting Shares on the TSX in September 2020

U.S. Exchange Act	Securities Exchange Act of 1934, as amended

Non-IFRS and Other Financial Measures

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. The information presented in this Circular includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Adjusted EBITDA and Total volume.

These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei’s core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance. The Company refers the reader to the “Non-IFRS and Other Financial Measures” section of the 2022 MD&A, which section is incorporated by reference herein, and to the section entitled “APPENDIX - Non-IFRS and Other Financial Measures” of this Circular, for definitions and reconciliations of Adjusted EBITDA and Total volume presented by the Company to the most directly comparable IFRS measure (as applicable). The 2022 MD&A is available at https://investors.nuvei.com and under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Information

This Circular contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Such forward-looking information may include, without limitation, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes and benefits, future investments in our business and anticipated capital expenditures, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions, expectations regarding our margins and future profitability, our market capitalization, our financial outlook and guidance as well as medium and long-term targets in various financial metrics, and the future impact of the COVID-19 pandemic is forward-looking information.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Any financial outlook and targets, as the case may be, may also constitute “financial outlook” within the meaning of applicable securities laws and are provided for the purposes of assisting the reader in understanding the Company’s financial performance and measuring progress toward management’s objectives and the reader is cautioned that it may not be appropriate for other purposes.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail in the “Risk Factors” section of the AIF in respect of Fiscal 2022, which are incorporated by reference in this cautionary statement. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information, including but not limited to the factors in the “Summary of Factors Affecting our Performance” section of our 2022 MD&A, which is available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. If any of these risks materialize, or if any of the assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained herein.

Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management, regarding, among other things, general economic conditions and the competitive environment within our industry. Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

Consequently, all forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

SUMMARY

The following summary highlights some of the important information you will find in this Circular.

Shareholder Voting Matters

Voting Matter	Board Vote Recommendation	Information

Election of seven directors	FOR each nominee	pages 20 to 28

Appointment of PricewaterhouseCoopers LLP as auditors	FOR	page 29

Approval of the Omnibus Plan Resolution	FOR	pages 29 to 30

Our Director Nominees

Name & Region	Age	Director Since	Position	Board & Committee Attendance in 2022	Other Public Boards	Principal Competencies

Philip Fayer Québec, Canada Not Independent	45	2017	Chair and Chief Executive Officer	100%	-	• Senior Leadership • Payments, Financial Services and FinTech • Business Development, M&A and Strategy • Global Business • Consumer, Sales, Marketing and Brand Management

Timothy A. Dent Massachusetts, United States Independent	59	2022	Corporate Director	100% (Appointed August 5, 2022)	-	• Business Development, M&A and Strategy • Technology and Innovation • Senior Leadership • Legal, Regulatory and Governmental • Finance, Accounting and Risk and Financial Literacy

Maren Hwei Chyun Lau Sao Paulo, Brazil Independent	48	2022	Regional Vice President, Latin America of Meta	100% (Appointed August 5, 2022)	-	• Business Development, M&A and Strategy • Global Business • Senior Leadership • ESG, Human Capital Management • Consumer, Sales, Marketing and Brand Management

Name & Region	Age	Director Since	Position	Board & Committee Attendance in 2022	Other Public Boards	Principal Competencies

David Lewin Québec, Canada Independent	43	2017	Senior Partner of the TMT Group of Novacap Management Inc.	100%	-	• Business Development, M&A and Strategy • Senior Leadership • Finance, Accounting, Risk and Financial Literacy • Technology and Innovation • Human Capital Management

Daniela Mielke California, United States Independent	57	2020	Managing Partner of Commerce Technology Advisors, LLC	100%	The Bancorp, Inc.; Fintech Athena Acquisition Corp.; WisdomTree Investments, Inc.	• Business Development, M&A and Strategy • Payments, Financial Services and FinTech • Global Business • Technology and Innovation • Senior Leadership

Pascal Tremblay Québec, Canada Independent	53	2017	President and Chief Executive Officer of Novacap Management Inc.	82%	Stingray Group Inc.	• Technology and Innovation • Senior Leadership • Business Development, M&A and Strategy • Finance, Accounting, Risk and Financial Literacy • Global Business

Samir Zabaneh Ontario, Canada Independent	56	2022	Chairman and Chief Executive Officer of TouchBistro, Inc.	100% (Appointed March 25, 2022)	ACI Worldwide Inc.	• Payments, Financial Services and FinTech • Finance, Accounting, Risk and Financial Literacy • Senior Leadership • Global Business • Technology and Innovation

VOTING AND PROXIES

Voting at the Meeting

Registered shareholders and duly appointed proxyholders will be able to attend the Meeting and vote in real time, provided they are connected to the internet and follow the instructions below. Non-registered shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting as guests but will not be able to vote at the Meeting.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the Meeting) must carefully follow the instructions below and on their form of proxy or voting instruction form.

These instructions include the additional step of registering such proxyholder with the Transfer Agent, after submitting the form of proxy or voting instruction form.

If you are a non-registered shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the Meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to the Transfer Agent.

Failure to register the proxyholder with the Transfer Agent will result in the proxyholder not receiving a control number to participate in the Meeting and only being able to attend as a guest. Guests will be able to listen to the Meeting but will not be able to vote.

To vote by online ballot through the live webcast platform, follow the instructions below:

1.	Log in at https://web.lumiagm.com/469601612 on your browser at least 15 minutes before the Meeting starts
2.	Click on “Control # / No. de contrôle”
3.	Enter your control number
4.	Enter the password: “nvei2023” (case sensitive)
5.	When the ballots have been opened, you will see them appear on your screen

If you use your control number to log in to the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting.

Proxyholders who have been duly appointed and registered with the Transfer Agent as described in the section entitled “Appointment of Proxy” will receive a control number by email from the Transfer Agent no later than May 24, 2023 at 10:00 a.m. (ET).

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholders) that attend the Meeting online will be able to vote by completing a ballot online during the Meeting through the live webcast platform.

Joining the Meeting as a Guest

Guests (including non-registered shareholders who have not duly appointed themselves as proxyholders) can log into the Meeting as set out below. Guests will be able to listen to the Meeting but will not be able to vote during the Meeting. Guests can also listen to the Meeting by following the instructions below:

1.	Log in at https://web.lumiagm.com/469601612 on your browser
2.	Click on “GUEST”
3.	Provide your name and email address (no password is required for guests)

Non-registered shareholders/Appointees obtaining a control number to vote during the Meeting

You must complete the additional step of registering the proxyholder by either calling the Transfer Agent at 1-866-751-6315 (within North America) or 647-252-9650 (outside of North America) or by completing the electronic form available at https://www.tsxtrust.com/control-number-request by no later than 10:00 a.m. (ET) on May 24, 2023. If you are a non-registered shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the Meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to the Transfer Agent. Failing to register your proxyholder online will result in the proxyholder not receiving a control number, which is required to vote at the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholders will not be able to vote at the Meeting but will be able to participate as a guest.

Solicitation of Proxies

This Circular is sent in connection with the solicitation by the management of the Company of proxies to be used at the Meeting, at the time, place and for the purposes set forth in the Notice of Meeting, and at any adjournment thereof. The solicitation is being made primarily by email, but proxies may also be solicited by mail, telephone, in writing or in person by officers or other employees of the Company who will receive no compensation therefor in addition to their regular remuneration. If any, the cost of the solicitation is expected to be nominal and will be borne by the Company.

Notice-and-Access

As permitted by Canadian securities regulations, Nuvei is using notice-and-access (as defined in NI 54-101 to deliver the Meeting materials, including this Circular, to both its registered and non-registered shareholders. Nuvei is also using notice-and-access to deliver the Proxy Materials to its registered and non-registered shareholders.

This means that the Proxy Materials are being posted online for shareholders to access, rather than being mailed out. Notice-and-access gives shareholders more choice, substantially reduces Nuvei’s printing and mailing costs, and is more environmentally friendly as it reduces materials and energy consumption.

Shareholders will still receive a form of proxy or a voting instruction form in the mail (unless shareholders have chosen to receive Proxy Materials electronically) so they can vote their shares but, instead of automatically receiving a paper copy of the Proxy Materials, shareholders will receive a notice with information about how they can access the Proxy Materials electronically and how to request a paper copy. The Proxy Materials are available at https://investors.nuvei.com and under Nuvei’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Shareholders may request a paper copy of the Proxy Materials, at no cost, up to one year from the date this Circular was filed on SEDAR. Shareholders may also make such a request at any time prior to the Meeting by contacting the Transfer Agent at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries), or by email at tsxt-fulfilment@tmx.com. To receive the Proxy Materials in advance of the voting deadline and the Meeting date, requests for paper copies must be received by no later than May 15, 2023.

Appointment of Proxy

The individuals named in the accompanying form of proxy are, for purposes of the Meeting, shareholders and officers and/or directors of the Company, as applicable. A shareholder wishing to appoint some other person to represent such shareholder at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the applicable form of proxy or voting instruction form or by completing another proxy.

A proxy will not be valid for the Meeting unless the completed form of proxy or voting instruction form is delivered to the Transfer Agent: (i) by internet at www.tsxtrust.com/vote-proxy; (ii) by email at proxyvote@tmx.com; (iii) by mail addressed to TSX Trust Company Proxy Department, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1; (iv) by fax to 1-416-595-9593; or (v) by touch-tone phone toll-free at 1-888-489-7352, in all cases received not later than May 24, 2023 at 10:00 a.m. (ET).

Voting by Proxy at the Meeting

The person you appoint will need to contact the Transfer Agent by either calling 1-866-751-6315 (within North America) or 647-252-9650 (outside of North America) or by completing the electronic form available at https://www.tsxtrust.com/control-number-request by no later than 10:00 a.m. (ET) on May 24, 2023 to request a control number to be represented or vote at the Meeting. It is the responsibility of the shareholder or their proxy to contact the Transfer Agent to request a control number.

Without the control number, proxyholders will not be able to participate in the Meeting.

Revocation of Proxy

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it at any time before it is exercised, by instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing and deposited with the Transfer Agent: (i) by internet at www.tsxtrust.com/vote-proxy; (ii) by email at proxyvote@tmx.com; (iii) by mail addressed to TSX Trust Company Proxy Department, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1; (iv) by fax to 1-416-595-9593; or (v) by touch-tone phone toll-free at 1-888-489-7352, at any time up to 10:00 a.m. (ET) on May 24, 2023.

A proxy may also be revoked by filing a written notice with the Corporate Secretary of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof.

If you have followed the process for participating in and voting at the Meeting online, casting your vote online during the Meeting will revoke your previous proxy.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote (or withhold from voting) the shares in respect of which they are appointed as proxies in accordance with the instructions of the shareholders appointing them. If a shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no instructions are given, the shares will be voted:

•	FOR the election of the nominees of the Board as directors;

•	FOR the appointment of PwC as auditors; and

•	FOR the approval of the Omnibus Plan Resolution.

The enclosed voting information form or form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Company knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement.

Voting Shares and Principal Holders Thereof

The Board has fixed the close of business on April 3, 2023 as the Record Date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof.

Only registered shareholders as of the close of business on the Record Date or the persons they appoint as their proxies are permitted to vote at the Meeting.

As of April 3, 2023, there were 62,564,465 Subordinate Voting Shares and 76,064,619 Multiple Voting Shares issued and outstanding. The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws in that they do not carry equal voting rights with the Multiple Voting Shares.

Each Subordinate Voting Share entitles its holder to one vote with respect to the matters voted at the Meeting and each Multiple Voting Share entitles its holder to ten votes with respect to the matters voted at the Meeting. In aggregate, all of the voting rights associated with the Subordinate Voting Shares, as at April 3, 2023, represent 7.6% of the voting rights attached to all of the issued and outstanding shares of the Company.

The election of the directors, the appointment of the independent auditor of the Company as well as the approval of the Omnibus Plan Resolution will each be determined by a majority of votes validly cast by shareholders at the Meeting by proxy or by participating at the Meeting.

The Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. Upon the first date that a Multiple Voting Share shall be held by a person other than a Permitted Holder (as defined in the Company’s articles), the Permitted Holder which held such Multiple Voting Share until such date, without any further action, shall automatically be deemed to have exercised their right to convert such Multiple Voting Share into a fully paid and non-assessable Subordinate Voting Share.

In addition, all Multiple Voting Shares held by each of the Fayer Group Permitted Holders, the Novacap Group Permitted Holders and the CDPQ Group Permitted Holders (each term as defined in the Company’s articles), will convert automatically into Subordinate Voting Shares at such time that the Fayer Group Permitted Holders, the Novacap Group Permitted Holders or the CDPQ Group Permitted Holders, as applicable, no longer respectively beneficially own, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding shares of the Company.

Under applicable Canadian securities laws, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares; the holders of Multiple Voting Shares have entered into a customary Coattail Agreement with Nuvei and a trustee. The Coattail Agreement contains provisions customary for dual-class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable Canadian securities laws to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares. Additional information regarding the Coattail Agreement can be found in the Company’s AIF, available under Nuvei’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. A copy of the Coattail Agreement can be found on SEDAR at www.sedar.com.

To the knowledge of the Company, as of April 3, 2023, there are no persons who beneficially own, or exercise control or direction over, directly or indirectly, more than 10% of either class of Subordinate Voting Shares or Multiple Voting Shares other than the following:

Name of Shareholder	Number of Subordinate Voting Shares	Percentage of Subordinate Voting Shares	Number of Multiple Voting Shares	Percentage of Multiple Voting Shares	Percentage of Outstanding Shares	Percentage of Total Voting Power(3)

Novacap(1)	-	-	30,555,132	40.17%	22.04%	37.12%

Philip Fayer(2)	-	-	27,857,328	36.62%	20.09%	33.84%

CDPQ	-	-	17,652,159	23.21%	12.73%	21.44%

(1)

Shares held beneficially and of record by Novacap TMT IV, L.P., Novacap International TMT IV, L.P., NVC TMT IV, L.P., Novacap TMT V Co-Investment (Nuvei), L.P., Novacap TMT V, L.P., Novacap International TMT V, L.P., Novacap TMT V-A, L.P., NVC TMT V-A, L.P. and NVC TMT V, L.P., as a group.

(2)

Shares held beneficially and of record by Whiskey Papa Fox Inc., a holding company controlled by Philip Fayer. Mr. Fayer is the Chair and Chief Executive Officer of the Company. In addition, Mr. Fayer holds 2,441,771 Options, 326,868 RSUs and 665,000 PSUs, as described elsewhere in this Circular.

(3)

Percentage of total voting power represents voting power with respect to all of our Subordinate Voting Shares and Multiple Voting Shares, as a single class. The holders of our Multiple Voting Shares are entitled to ten votes per share, and holders of our Subordinate Voting Shares are entitled to one vote per share.

Non-Registered Shareholders

In accordance with NI 54-101, Intermediaries are required to seek voting instructions from Non-Registered Holders in advance of the Meeting. Non-Registered Holders will have received from their Intermediary a package of information with respect to the Meeting, including either a proxy form or a voting instruction form.

Should a Non-Registered Holder wish to vote at the Meeting (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print their own name, or that of such other person, on the voting instruction form and return it to the Intermediary. In addition, if you are a Non-Registered Holder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the Meeting, you MUST also obtain a valid legal proxy from the Intermediary and submit it to the Transfer Agent. Each Intermediary has its own signature and return instructions. It is important that Non-Registered Holders comply with these instructions if they want the voting rights attached to their shares to be exercised.

Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder wishing to revoke their voting instructions should contact their Intermediary to find out whether it is possible to change their voting instructions and what procedure to follow. Intermediaries may set deadlines for the receipt of revocation notices that are farther in advance of the Meeting than those set out herein and, accordingly, any such revocation should be completed well in advance of the deadline prescribed in the form of proxy or voting instruction form to ensure it is given effect at the Meeting.

We are not sending proxy-related materials to Non-Registered Holders who have declined to receive them in order to save mailing costs and abide by the instructions of such declining Non-Registered Holders.

Under applicable securities legislation, a Non-Registered Holder of securities is a NOBO if such Non-Registered Holder has or is deemed to have provided instructions to their Intermediary not objecting to the Intermediary disclosing ownership information about the Non-Registered Holder in accordance with said legislation, and a Non-Registered Holder is an OBO if such Non-Registered Holder has or is deemed to have provided instructions objecting to same.

These proxy materials are being sent to both registered holders and Non-Registered Holders of the securities. If you are a Non-Registered Holder, and Nuvei or its agent has sent these materials directly to you, you are a NOBO and your name, address and information about your holdings of Subordinate Voting Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, Nuvei (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.

If you are an OBO, you received these materials from your Intermediary or its agent (such as Broadridge), and your Intermediary is required to seek your instructions as to how to vote your Subordinate Voting Shares. Nuvei has agreed to pay for Intermediaries to deliver to OBOs the proxy-related materials and the relevant voting instruction form. The voting instruction form that is sent to an OBO by the Intermediary or its agent should contain an explanation as to how you can exercise your voting rights, including how to attend and vote directly at the Meeting. Please provide your voting instructions to your Intermediary as specified in the enclosed voting instruction form.

BUSINESS OF THE MEETING

Shareholders will be asked to consider and vote on the following matters at the Meeting:

•	the election of the directors of the Company who will serve until the next annual meeting of shareholders or until their successors are elected or appointed (see page 20 of the Circular);

•	the appointment of the independent auditor of the Company (see page 29 of the Circular);

•	the approval of the Omnibus Plan Resolution (see page 29 of the Circular);

•	such other business as may properly come before the Meeting or any postponement or adjournment thereof.

As at the date of this Circular, management of the Company is not aware of any changes to the items listed above and does not expect any other items to be brought forward at the Meeting. If there are changes or new items, your proxyholder will be entitled to vote on those items as they see fit.

A simple majority of the votes cast, by proxy or at the Meeting, by the holders of Subordinate Voting Shares and by the holders of Multiple Voting Shares, voting together as a single class, will constitute approval of each of the matters specified in this Circular.

Financial Statements and Auditor’s Report

The consolidated financial statements, together with the notes thereto, and the auditor’s report thereon, as at December 31, 2022 and for Fiscal 2022, are available under Nuvei’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and at https://investors.nuvei.com. These financial statements will be submitted at the Meeting, but no vote thereon is required or expected.

Election of Directors

Under our articles, the Board is to consist of a minimum of three and a maximum of eleven directors as determined from time to time by the directors. Currently, the Board consists of eight directors: Timothy A. Dent, Philip Fayer, Michael Hanley, Maren Hwei Chyun Lau, David Lewin, Daniela Mielke, Pascal Tremblay and Samir Zabaneh, all of whom are standing for election at this Meeting, with the exception of Michael Hanley who will be retiring from the Board at the close of the Meeting. The directors are appointed at the annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Our articles provide that, between annual meetings of shareholders, the directors may appoint one or more additional directors, but the number of additional directors so appointed may not at any time exceed one-third of the number of current directors who were elected at the previous annual meeting of shareholders

Nominees

The following tables include profiles of each director nominee, their period of service as a director, information relating to committee membership, independence, meeting attendance, principal occupation within the five preceding years, main areas of expertise, and the number and value of securities of Nuvei beneficially owned or controlled, directly or indirectly, by each such individual.

Except where authorization to vote with respect to the election of directors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the election of each of the nominees proposed below, all of whom are, on the date of the Meeting, currently serving as directors of the Company. It is not contemplated that any of the nominees will be unable, or for any reason will become unwilling, to serve as a director. However, if that should occur for any reason prior to the election, the persons named in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee in their discretion, unless a shareholder has specified in the form of proxy or voting instruction form that their shares are to be withheld from voting on the election of directors.

The election of directors at the Meeting will be governed by the new majority voting requirements under the CBCA, which took effect in August 2022. The CBCA requires that in an uncontested election of directors, such as the one planned for the Meeting, a nominee must receive a majority of the votes cast for their election in order to be elected as a director. If a nominee fails to receive that level of support, they will not be elected, although they may continue to serve up to 90 days after the election. In light of these new CBCA majority voting requirements, the Board revoked Nuvei’s majority voting policy since it is no longer needed.

For an overview of our director selection and nomination process and our approach to diversity and inclusion at the Board level, see the section entitled “Corporate Governance”.

PHILIP FAYER

2022 Voting Results For: 99.52% Withheld: 0.48%

Hampstead, Québec, Canada

Age: 45

Director since: September 2017

Not Independent (Chief Executive Officer)

Philip Fayer is the founder of Nuvei and serves as our Chair of the Board and Chief Executive Officer. Mr. Fayer founded Pivotal Payments, Nuvei’s predecessor, in 2003. A seasoned entrepreneur, Mr. Fayer has over 20 years of experience in the electronic payments industry. Under his leadership and direction, the Company expanded organically and through strategic acquisitions. With the acquisition of SafeCharge in 2019, Nuvei grew its geographic footprint and broadened its technology and service offering to large scale merchants in over 200 global markets. Under his leadership, Nuvei was named in 2020 by Deloitte as one of Canada’s Best Managed Companies. Mr. Fayer’s business skills, industry knowledge and leadership are broadly recognized, having been named in 2009 in Canada’s Top 40 Under 40™ as well as being awarded in 2019 the Ernst & Young Entrepreneur Of The Year® for Québec in the FinTech category. Mr. Fayer attended Concordia University (Montréal, Québec). Through a foundation with his wife, Mr. Fayer devotes time for several charities, including with respect to youth unemployment and cancer research.

Principal Competencies:

•   Senior Leadership

•   Payments, Financial Services and FinTech

•   Business Development, M&A and Strategy

•   Global Business (experience in multinational organizations)

•   Consumer, Sales, Marketing and Brand Management

Value of Total Compensation received as Director(1)

Fiscal 2022:                 Nil

Board/Committee Membership	Attendance Record for Fiscal 2022		Public Board Memberships

Board of Directors	5 of 5	100%	-

Securities Held (as at April 3, 2023)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Market Value of Multiple Voting Shares(3)	Number of RSUs	Market Value of RSUs(3)	Market Value of Multiple Voting Shares and RSUs(3)	Minimum Shareholding Requirement	Ownership Guidelines Met(4)

-	27,857,328(2)	$1,195,915,091	326,868	$14,032,443	$1,209,947,534	$3,219,000	Yes

(1)	No compensation is paid to directors who are employees of the Company. For further information, see “Director Compensation – Director Compensation Table”.

(2)	Shares held beneficially and of record by Whiskey Papa Fox Inc., a holding company controlled by Philip Fayer.

(3)

Based on the closing price of $42.93 of the Subordinate Voting Shares on the Nasdaq on April 3, 2023. In addition, Mr. Fayer holds 2,441,771 Options and 665,000 PSUs, as described elsewhere in this Circular.

(4)	See “Compensation Discussion and Analysis – Share Ownership Requirements”.

TIMOTHY A. DENT

2022 Voting Results N/A

Boston, Massachusetts, USA

Age: 58

Director since: August 2022

Independent

Timothy A. Dent is a former executive with over 20 years of online gaming experience. Previously he was the Chief Financial and Chief Compliance Officer at DraftKings, joining the company at a very early stage and building those functions during its rapid growth. While at DraftKings, Mr. Dent also built and oversaw the legal and legislative affairs departments, risk management and payments functions. Prior to joining DraftKings, Mr. Dent held multiple executive leadership roles at Everest Gaming, a once leading online European poker and casino operator. During his tenure at Everest, he led many efforts in all of stages of the company’s lifecycle from startup to rapid revenue growth and market expansion, and its transition from an unregulated to regulated operating environment. Mr. Dent has been a CPA since 1997 and holds a Bachelor’s Degree in Accounting from the University of Massachusetts, Amherst.

Principal Competencies:

•   Finance, Accounting, Risk and Financial Literacy

•   Legal, Regulatory and Governmental

•   Technology and Innovation

•   Senior Leadership

•   Business Development, M&A and Strategy

Value of Total Compensation received as Director(1)

Fiscal 2022:     $96,019

Board/Committee Membership(2)	Attendance Record for Fiscal 2022		Public Board Memberships

Board of Directors	3 of 3	100%
Audit Committee	2 of 2	100%	-
HRC Committee	1 of 1	100%

Securities Held (as at April 3, 2023)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Number of DSUs	Market Value of Securities(3)	Minimum Shareholding Requirement	Ownership Guidelines Met(4)

-	-	5,148	$221,004	$525,000	No

(1)	For a complete itemization of the compensation earned by Mr. Dent during Fiscal 2022, see “Director Compensation – Director Compensation Table”.

(2)	Mr. Dent was appointed to the Board of Directors, the Audit Committee and the HRC Committee as of August 5, 2022.

(3)	Based on the closing price of $42.93 of the Subordinate Voting Shares on the Nasdaq on April 3, 2023.

(4)

See “Director Compensation – Share Ownership Requirements”. Under the Ownership Guidelines, Outside Directors are expected to achieve compliance with the Guidelines by the later of (i) the fifth anniversary of their date of appointment or election, or (ii) April 5, 2027, being five years from the date the Guidelines were adopted.

DAVID LEWIN

2022 Voting Results For: 96.64% Withheld: 3.36%

St-Jean-sur-Richelieu, Québec, Canada

Age: 43

Director since: September 2017

Independent

David Lewin is a Senior Partner of the Technology, Media and Telecommunication (TMT) Group of Novacap, a Quebec private equity firm, where he oversees investments in TMT and industrial companies. In this capacity, Mr. Lewin leads and develops M&A transactions and strategies and provides leadership and training to firm employees. Mr. Lewin also serves on the Board of Directors of Eddyfi NDT Inc., Accurate Group Holdings, Inc. and Plusgrade GP Inc. Mr. Lewin has extensive board experience, having previously served on the Boards of Directors of numerous private companies. Mr. Lewin also sits on the human resources and compensation committees of each of NDT Québec Inc., Accurate Group Holdings, Inc. and Plusgrade GP Inc. Before joining Novacap in 2011, Mr. Lewin was a Manager at PSP Investments in Montréal where he was involved in the evaluation and execution of private equity transactions. Prior to his experience with PSP Investments, he worked in investment banking at National Bank Financial Markets where he focused on the technology, media and telecommunications sector, as well as diversified industries. Mr. Lewin holds a Master of Business Administration from McGill University (Montréal, Quebec) and a Bachelor of Business Administration with a concentration in public accountancy from HEC Montréal (Montréal, Quebec).

Principal Competencies:

•   Business Development, M&A and Strategy

•   Senior Leadership

•   Finance, Accounting, Risk and Financial Literacy

•   Technology and Innovation

•   Human Capital Management

Value of Total Compensation received as Director(1)

Fiscal 2022:         $214,187

Board/Committee Membership	Attendance Record for Fiscal 2022		Public Board Memberships
Board of Directors	5 of 5	100%
Audit Committee(2)	4 of 4	100%
GHRC Committee(3)	2 of 2	100%	-
HRC Committee (Chair)	2 of 2	100%
CGN Committee	3 of 3	100%

Securities Held (as at April 3, 2023)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Number of DSUs	Market Value of Securities(4)	Minimum Shareholding Requirement	Ownership Guidelines Met(5)

-	-	10,835	$465,147	$525,000	No

(1)	For a complete itemization of the compensation earned by Mr. Lewin during Fiscal 2022, see “Director Compensation – Director Compensation Table”.

(2)	Mr. Lewin ceased being a member of the Audit Committee as of August 8, 2022.

(3)

During the second quarter of Fiscal 2022, the GHRC Committee was split into two separate committees, the CGN Committee and the HRC Committee. Mr. Lewin transitioned from the GHRC Committee to the HRC and CGN Committees as of April 5, 2022.

(4)	Based on the closing price of $42.93 of the Subordinate Voting Shares on the Nasdaq on April 3, 2023.

(5)

See “Director Compensation – Share Ownership Requirements”. Under the Ownership Guidelines, Outside Directors are expected to achieve compliance with the Guidelines by the later of (i) the fifth anniversary of their date of appointment or election, or (ii) April 5, 2027, being five years from the date the Guidelines were adopted.

MAREN HWEI CHYUN LAU

2022 Voting Results N/A

Sao Paolo, Brazil

Age: 48

Director since: August 2022

Independent

Maren Hwei Chyun Lau is Regional Vice President at Meta for Latin America, where she is responsible for regional revenue across Latin America and the Caribbean, leading regional sales, marketing and partnership teams with a focus on high growth and client satisfaction. Prior to joining Meta (then Facebook) in 2017, Ms. Lau was a founding partner and Chief Marketing Officer at digital marketing company IMS Internet Media Services, where she built a regional business scaling sales and marketing strategies for leading global technology companies throughout Latin America. Ms. Lau also has experience conducting and leading organizational performance reviews and key management succession planning, reviewing and implementing staffing structures and needs, leading strategies for diversity initiatives, and reviewing pay scales and compensation. Ms. Lau completed her Bachelor of Arts in Social Studies at Harvard University (Boston, Massachusetts) and received a Master of Business Administration in Marketing and Finance from Northwestern University (Evanston, Illinois).

Principal Competencies:

•   Global Business (experience in multinational organizations)

•   Business Development, M&A and Strategy

•   Senior Leadership

•   Consumer, Sales, marketing and Brand Management Technology and Innovation

•   Human Capital Management

Value of Total Compensation received as Director(1)

Fiscal 2022:           $89,076

Board/Committee Membership(2)	Attendance Record for Fiscal 2022		Public Board Memberships
Board of Directors	3 of 3	100%	-
HRC Committee(3)	-	-

Securities Held (as at April 3, 2023)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Number of DSUs	Market Value of Securities(4)	Minimum Shareholding Requirement	Ownership Guidelines Met(5)

-	-	4,786	$205,463	$525,000	No

(1)	For a complete itemization of the compensation earned by Ms. Lau during Fiscal 2022, see “Director Compensation – Director Compensation Table”.

(2)	Ms. Lau was appointed to the Board as of August 5, 2022.

(3)	Ms. Lau was appointed to the HRC Committee as of March 7, 2023.

(4)	Based on the closing price of $42.93 of the Subordinate Voting Shares on the Nasdaq on April 3, 2023.

(5)

See “Director Compensation – Share Ownership Requirements”. Under the Ownership Guidelines, Outside Directors are expected to achieve compliance with the Guidelines by the later of (i) the fifth anniversary of their date of appointment or election, or (ii) April 5, 2027, being five years from the date the Guidelines were adopted.

DANIELA MIELKE

2022 Voting Results For: 97.87% Withheld: 2.13%

Half Moon Bay, California, USA

Age: 57

Director since: September 2020

Independent

Daniela Mielke is the Managing Partner of Commerce Technology Advisors, LLC, a privately held consulting firm, which she founded in 2016. Ms. Mielke is a global fintech executive with extensive experience of nearly 30 years in the financial services industry, leading organizations through strategic transformation in the face of rapid technology and dynamic market changes. Ms. Mielke has held numerous senior positions including, among others, as Chief Executive Officer of RS2 Inc., Chief Strategy and Product Officer at Vantiv Inc. (now Worldpay), VP, Head of Global Strategy and Market Intelligence for PayPal Inc., and Engagement Manager for McKinsey & Company. Ms. Mielke currently serves as a member of the Boards of Directors of The Bancorp Inc., WisdomTree Investments, Inc., and Fintech Athena Acquisition Corp. as well as Finca International, a global NGO dedicated to alleviating poverty. Ms. Mielke also sits on the audit committee of Fintech Athena Acquisition Corp., is the Chair of the nominating and governance committee of The Bancorp Inc. and sits on the risk committee of The Bancorp, Inc. Ms. Mielke is NACD (National Association of Corporate Directors) Directorship Certified. Ms. Mielke holds a Master of Business Administration in International Management from the IMD Business School (Lausanne, Switzerland), a Master of Science in Economics from the University of Fribourg (Fribourg, Switzerland), as well as a Bachelor’s degree in Hotel and Restaurant Management from the École hôtelière de Lausanne (Lausanne, Switzerland).

Principal Competencies:

•   Business Development, M&A and Strategy

•   Payments, Financial Services and FinTech

•   Global Business (experience in multinational organizations)

•   Technology and Innovation

•   Senior Leadership

Value of Total Compensation received as Director (1)

Fiscal 2022:     $211,043

Board/Committee Membership	Attendance Record for Fiscal 2022		Public Board Memberships
Board of Directors	5 of 5	100%
Audit Committee(2)	4 of 4	100%	The Bancorp, Inc.
GHRC Committee(3)	2 of 2	100%	Fintech Athena Acquisition Corp.
HRC Committee	3 of 3	100%	WisdomTree Investments, Inc.
CGN Committee (Chair)	3 of 3	100%

Securities Held (as at April 3, 2023)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Number of DSUs	Market Value of Securities(4)	Minimum Shareholding Requirement	Ownership Guidelines Met(5)

17,135	-	10,598	$1,190,578	$525,000	Yes

(1)	For a complete itemization of the compensation earned by Ms. Mielke during Fiscal 2022, see “Director Compensation – Director Compensation Table”.

(2)	Ms. Mielke ceased being a member of the Audit Committee as of August 8, 2022.

(3)

During the second quarter of Fiscal 2022, the GHRC Committee was split into two separate committees, the CGN Committee and the HRC Committee. Ms. Mielke transitioned from the GHRC Committee to the HRC and CGN Committees as of April 5, 2022.

(4)	Based on the closing price of $42.93 of the Subordinate Voting Shares on the Nasdaq on April 3, 2023.

(5)

See “Director Compensation – Share Ownership Requirements”. Under the Ownership Guidelines, Outside Directors are expected to achieve compliance with the Guidelines by the later of (i) the fifth anniversary of their date of appointment or election, or (ii) April 5, 2027, being five years from the date the Guidelines were adopted.

PASCAL TREMBLAY

2022 Voting Results For: 97.41% Withheld: 2.59%

Candiac, Québec, Canada

Age: 53

Director since: September 2017

Independent

Pascal Tremblay is the President and Chief Executive Officer of Novacap Management Inc. and the Managing Partner of the Technology, Media and Telecommunication Group of Novacap, a Québec-based buyout and growth equity firm. Mr. Tremblay has substantial experience in technology and finance, including over 25 years funding, managing and developing technology companies. Prior to joining Novacap, Mr. Tremblay was a Partner at Argo Global Capital, a venture capital firm where he participated in numerous investments in technology and telecommunications companies around the world. Previously, he worked in the private equity division at CDP Capital (Caisse de dépôt et placement du Québec). Prior to entering the private equity field, Mr. Tremblay was the Founder and Chief Executive Officer of Laserpro, an award-winning manufacturing and distribution company of printing and computer equipment. Mr. Tremblay also serves as Chair of the Audit Committee and as member of the Board of Directors of Stingray Group Inc. He also sits on the Board of Directors of Nitrex Development Corporation Inc. Mr. Tremblay studied corporate finance at University of Connecticut (Storrs, Connecticut), and he holds a Bachelor of Business Administration, Finance and Accounting from the University of Sherbrooke (Sherbrooke, Québec) and a Master of Business Administration in finance and international business from McGill University (Montréal, Québec).

Principal Competencies:

•   Technology and Innovation

•   Senior Leadership

•   Business Development, M&A and Strategy

•   Finance, Accounting, Risk and Financial Literacy

•   Global Business (experience in multinational organizations)

Value of Total Compensation received as Director(1)

Fiscal 2022:     $196,859

Board/Committee Membership(2)	Attendance Record for Fiscal 2022		Public Board Memberships
Board of Directors	5 of 5	100%
GHRC Committee(3)	2 of 2	100%	Stingray Group Inc.
HRC Committee	1 of 2	50%
CGN Committee	1 of 2	50%

Securities Held (as at April 3, 2023)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Number of DSUs	Market Value of Securities(4)	Minimum Shareholding Requirement	Ownership Guidelines Met(5)

-	-	10,118	$434,366	$525,000	No

(1)	For a complete itemization of the compensation earned by Mr. Tremblay during Fiscal 2022, see “Director Compensation – Director Compensation Table”.

(2)	Mr. Tremblay ceased to be a member of the Audit Committee effective January 2, 2022.

(3)

During the second quarter of Fiscal 2022, the GHRC Committee was split into two separate committees, the CGN Committee and the HRC Committee. Mr. Tremblay transitioned from the GHRC Committee to the HRC and CGN Committees as of April 5, 2022 and ceased being a member of each of the HRC Committee and CGN Committee as of August 8, 2022.

(4)	Based on the closing price of $42.93 of the Subordinate Voting Shares on the Nasdaq on April 3, 2023.

(5)

See “Director Compensation – Share Ownership Requirements”. Under the Ownership Guidelines, Outside Directors are expected to achieve compliance with the Guidelines by the later of (i) the fifth anniversary of their date of appointment or election, or (ii) April 5, 2027, being five years from the date the Guidelines were adopted.

SAMIR ZABANEH

2022 Voting Results For: 99.99% Withheld: 0.01%

Toronto, Ontario, Canada

Age: 56

Director since: March 2022

Independent

Samir Zabaneh is the Chairman and Chief Executive Officer of TouchBistro, Inc., an all-in-one point of sale and restaurant management software provider. Prior to joining TouchBistro in 2021, Mr. Zabaneh held various executive leadership roles, including as Executive Vice President, Global Business Services at Fiserv Inc. (previously First Data) from 2018 to 2019, Chief Financial Officer at Element Fleet Management Corp. from 2017 to 2018 as well as at Global Payments (previously Heartland Payment Systems, Inc.) from 2014 to 2016 and as Chief Operating, Financial and Strategy Officer at Moneris Solutions Corporation from 2008 to 2014. Mr. Zabaneh executed during this time various successful strategies related to vertical specific software solutions integrated with payments processing. Mr. Zabaneh sits on the Board of Directors of ACI Worldwide Inc. and is also a member of its Audit Committee. Mr. Zabaneh holds a Bachelor of Accounting from Northeastern University (Boston, Massachusetts), a Master of Science in Finance from Boston College (Chestnut Hill, Massachusetts), and a Master of Business Administration from Suffolk University (Boston, Massachusetts).

Principal Competencies:

•   Payment, Financial Services and FinTech

•   Finance, Accounting, Risk and Financial Literacy

•   Senior Leadership

•   Global Business (experience in multinational organizations)

•   Technology and Innovation

Value of Total Compensation received as Director(1)

Fiscal 2022:     $174,698

Board/Committee Membership(2)	Attendance Record for Fiscal 2022		Public Board Memberships
Board of Directors	4 of 4	100%	ACI Worldwide Inc.
Audit Committee	3 of 3	100%

Securities Held (as at April 3, 2023)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Number of DSUs	Market Value of Securities(3)	Minimum Shareholding Requirement	Equity Ownership Met(4)

5,770	-	7,300	$561,095	$525,000	Yes

(1)	For a complete itemization of the compensation earned by Mr. Zabaneh during Fiscal 2022, see “Director Compensation – Director Compensation Table”.

(2)	Mr. Zabaneh was appointed to the Board and to the Audit Committee as of March 25, 2022.

(3)	Based on the closing price of $42.93 of the Subordinate Voting Shares on the Nasdaq on April 3, 2023.

(4)

As at April 3, 2023 and based on the closing price of $42.93 of the Subordinate Voting Shares on the Nasdaq on such date, Mr. Zabaneh would meet the Ownership Guidelines. See “Director Compensation – Share Ownership Requirements”. Under the Ownership Guidelines, Outside Directors are expected to achieve compliance with the Guidelines by the later of (i) the fifth anniversary of their date of appointment or election, or (ii) April 5, 2027, being five years from the date the Guidelines were adopted.

Appointment of Auditors

PwC has served as auditors of the Company since the fiscal year ended on December 31, 2003. The Board proposes that PwC be reappointed as auditors of the Company to hold office until the next annual meeting of shareholders and that its remuneration be recommended by the Audit Committee and fixed by the Board.

Under its charter, the Audit Committee of the Company is required to pre-approve all non-audit services to be performed by the external auditors in relation to the Company, together with approval of the engagement letter for such non-audit services and estimated fees therefor. Additional details regarding the Audit Committee and the above-mentioned fees can be found in the section entitled “Audit Committee” of the Company’s AIF, available under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and on the Company’s website at https://investors.nuvei.com.

Except where authorization to vote with respect to the appointment of auditors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of PwC, as auditors of the Company, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be recommended by the Audit Committee and fixed by the Board.

Approval of the Ordinary Resolution in Respect of the Omnibus Incentive Plan Amendment

At this year’s Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, the Omnibus Plan Resolution to approve an amendment to the Company’s Omnibus Incentive Plan whereby the number of Subordinate Voting Shares which may be reserved for issuance thereunder will be increased from 10% to 15% of all Multiple Voting Shares and Subordinate Voting Shares issued and outstanding from time to time, on a non-diluted basis.

Moreover, in accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security-based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans” or “evergreen plans”), such as the Omnibus Incentive Plan, must be approved by a majority of shareholders of the Company. Because the total number of Subordinate Voting Shares available for issuance under the Omnibus Incentive Plan may not exceed a certain percentage of the aggregate number of issued and outstanding Subordinate Voting Shares and Multiple Voting Shares of Nuvei from time to time, on a non-diluted basis, and since the Omnibus Incentive Plan was adopted in connection with our TSX Listing in September 2020, the shareholders are required and will be asked at the Meeting, as part of the Omnibus Plan Resolution, to approve all unallocated options, rights and other entitlements issuable pursuant to the Omnibus Incentive Plan.

The full text of the Omnibus Plan Resolution is reproduced in its entirety under “Schedule A” attached to this Circular.

Reasons for and Background to the Omnibus Plan Resolution

Equity incentives have traditionally been and remain a critical form of compensation for the Company. Nuvei relies on the granting of equity awards to attract, motivate and retain top executive talent and key employees and to align management’s interests with the creation of long-term shareholder value. The Omnibus Incentive Plan currently provides that the number of Subordinate Voting Shares reserved for issuance of equity awards may not exceed 10% of all Multiple Voting Shares and Subordinate Voting

Shares issued and outstanding from time to time, on a non-diluted basis. As of April 3, 2023, the number of Subordinate Voting Shares reserved for issuance in respect of outstanding awards under the Omnibus Incentive Plan was 11,752,902, which represented approximately 8.5% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares as at that date. This means that only 2,110,006 Subordinate Voting Shares remain available for future equity grants.

The Board and the HRC Committee believe that the granting of equity incentives has been instrumental in driving the Company’s strong performance to date. As such, it is important that Nuvei have a sufficient reserve of Subordinate Voting Shares under the Omnibus Incentive Plan in order to remain competitive in its aim to attract, retain and motivate top talent who are integral to achieving Nuvei’s long-term strategic goals. Given the Company’s expected future needs for both annual and special equity incentive grants, the Board and the HRC Committee have determined that it is in the best interests of the Company to amend the Omnibus Incentive Plan to increase the maximum number of Subordinate Voting Shares available for issuance of grants from 10% to 15% of all Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time, on a non-diluted basis. The proposed increase, as at April 3, 2023, represents an incremental 6,931,454 Subordinate Voting Shares that would be available for issuance of future grants.

Other than as described above, all other principal terms and conditions of the Omnibus Incentive Plan will remain the same, including the “insider participation limit” (as such term is defined in the TSX Company Manual). See “Executive Compensation – Long-Term Incentives – Long-Term Incentive Plans” for a summary of the terms of the equity incentive plans of the Company.

In accordance with the rules of the TSX, to be effective, the Omnibus Plan Resolution must be approved by the shareholders of the Company, adopted by a majority of the votes cast by the shareholders attending the Meeting or represented by proxy. Attached as “Schedule A” of this Circular is the full text of the proposed Omnibus Plan Resolution to be considered at the Meeting.

If approval of the Omnibus Plan Resolution is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated options, rights and other entitlements under the Omnibus Incentive Plan until the Company’s annual meeting of shareholders to be held in 2026.

The Board of Directors has determined that the proposed amendment to the Omnibus Incentive Plan and the approval of all unallocated options, rights and other entitlements thereunder, as further detailed above, are in the best interests of the Company, and unanimously recommends that shareholders vote FOR the Omnibus Plan Resolution set forth in “Schedule A” to this Circular.

Unless contrary instructions are indicated on the form of proxy or the voting instruction form, the persons designated in the form of proxy provided to registered shareholders or in the voting instruction form provided to non-registered shareholders intend to vote FOR the Omnibus Plan Resolution.

EXECUTIVE COMPENSATION

A Message from the Human Resources and Compensation Committee

Dear Shareholders,

On behalf of the HRC Committee and the Board, we are pleased to share with you our approach to executive compensation, including the framework we use to make executive compensation decisions. 2022 was a year during which we continued to build on the foundations put in place since our initial public offering and TSX Listing in September 2020 to enhance our executive compensation program and practices at Nuvei.

We operate in a highly disruptive industry and our success is tied to the caliber of the people we hire. It is imperative that any decisions we make with regards to executive compensation will not only motivate our executives in the delivery of our long-term business strategy, the creation of sustained shareholder value, and the support of our growth, but also allow us to attract and retain top talent. Further, as our culture is deeply rooted in its entrepreneurial beginnings, with a focus on driving performance and results, it is important that our executive compensation program also reflects our philosophy of pay-for-performance.

In terms of overall Company performance, we were very pleased with our Fiscal 2022 results. Despite continued foreign currency exchange rate headwinds and volatility from digital assets and cryptocurrencies, we achieved Total volume of $127.7 billion, revenue of $843.3 million and Net income of $62.0 million. The executive team was heads down focused on executing our strategic initiatives, resulting in important new product innovations, wallet share expansion, and new customer wins.

From an executive compensation perspective, however, 2022 was a challenging year for technology companies. The first half continued to be impacted by a tight labour market, resulting in pressures on employee attraction and retention and related competitive talent and compensation practices. The second half was marked by the uncertain economic environment and recession fears driving stock markets down. These external dynamics influenced our executive compensation decisions during 2022. In the beginning of the year, our focus was to proactively address attraction and retention dynamics amidst an extremely competitive labour market. Later in the year, substantial price fluctuations of global stock markets, particularly in the case of shares of technology companies, negatively impacted our share price, thus diminishing the retention value of our equity-based executive compensation programs.

These external circumstances, coupled with overall Company performance, impacted our compensation-related decisions during Fiscal 2022, which are highlighted below. You will find further details about these decisions in this “Executive Compensation” section of the Circular.

Peer Group Refresh

To ensure our compensation program is competitive and well positioned in the market in order to attract and retain top executive talent, as part of our regular review, we have refreshed the peer group we use for compensation benchmarking, based on recommendations of our Compensation Consultant. The companies forming part of our Peer Group consist of similar industry public companies with comparable revenue size, revenue growth, market capitalization, complexity of operations and employee populations.

Ownership Guidelines, Clawback Policy and Compensation Risk Assessment

As part of our prudent compensation risk management practices, in 2021, we implemented several policies and actions to mitigate potential inherent risks associated with our executive compensation programs. Notably, we adopted a robust Clawback Policy and Ownership Guidelines. In 2022, we conducted an annual risk assessment of our compensation programs, with the assistance of our Compensation Consultant. With these initiatives, we believe we have sound practices in place to ensure our executive compensation program does not encourage excessive or inappropriate risk taking, but rather motivates our executives to focus on long-term sustained value creation for our shareholders.

2022 Long-Term Incentive Awards

Retaining and incentivizing our leadership team to drive and deliver sustainable long-term growth for the Company and its shareholders is a top priority for the Board.

In March 2022, as part of the continued advancement of our executive compensation program, the Board approved annual long-term incentive grants of RSUs and PSUs for Messrs. Fayer, Schwartz and Ziv, considering market data and analysis provided by our Compensation Consultant, based on our Peer Group. The objectives of these grants were to reward the achievement of sustained long-term market performance, further align the interests of these executives with those of our shareholders, and to promote retention, as a significant portion of the awards was delivered in the form of PSUs (75% for Mr. Fayer, and 50% for Messrs. Schwartz and Ziv). The size of these awards was aligned with the 90th percentile of the annual long-term incentive grants awarded to senior executives in our Peer Group, and the vesting condition of the PSUs was tied to the achievement of stretched revenue growth targets for 2022, aligned with the 90th percentile performance levels, specifically 1 and 3-year revenue CAGR observed among companies in the Russell 3000 index. Such stretched targets further reinforce the link between compensation and delivery of superior market performance for these executives, in alignment with our pay-for-performance philosophy.

As a result of actual Fiscal 2022 revenue growth being below the minimum vesting threshold, none of the PSUs granted in March 2022 vested for Messrs. Fayer, Schwartz and Ziv (and accordingly such PSUs were subsequently forfeited).

Messrs. Erlick and Attias also received an RSU grant in March 2022 to further support their continued retention and engagement.

Despite continued solid corporate performance, the Company’s share price has been negatively impacted by significant market volatility due to global economic uncertainty during Fiscal 2022. Thus, most of the unvested outstanding equity awards held by Messrs. Schwartz and Ziv were delivering value significantly below the intended target values, resulting in minimal retention impact and significantly lagging new hire opportunity and replacement costs for these critical roles. Therefore, in November 2022, based on market data and analysis provided by our Compensation Consultant, the HRC Committee and the Board decided to advance the Fiscal 2023 LTIP award to these NEOs (which would normally be granted in March 2023). Further, the HRC Committee and the Board decided to grant the entire award in the form of RSUs, based on a broader market practice observed in the previous 12 months given continued macro-economic uncertainty and resulting challenges in designing long-term PSU plans. The awards were intended to provide both a standard annual LTIP grant and to address the unvested retention value gap, with the amount of the standard annual LTIP grant component approximating the 80th percentile of the annual LTIP grants for similar roles in our Peer Group.

Annual Bonus Redesign

During Fiscal 2022, the HRC Committee initiated a review of the executive annual bonus plan with a view to implementing a more formal program in Fiscal 2023 to further align the interests of the senior leadership team towards common financial and strategic objectives, have an equitable approach to drive superior Company and individual performance, and to align with market practices.

CEO March 2023 Annual Long-Term Incentive Award

In March 2023, based on market data and analysis provided by our Compensation Consultant, the HRC Committee recommended, and the Board approved, the grant of a long-term incentive award with a grant date fair value of $11 million to Mr. Fayer. The grant amount is aligned with the 75th percentile of the annual LTIP grants awarded to CEOs in our Peer Group. This award represents his Fiscal 2023 annual LTIP (as the same will be disclosed in next year’s management information circular) and, in alignment with the LTIP awards made to Messrs. Schwartz and Ziv in November 2022, this grant consists of RSUs in its entirety.

Paya Special Transaction Bonuses

In March 2023, the HRC Committee and the Board approved special transaction bonuses to be paid to Messrs. Fayer and Schwartz in the amount of $500,000 and $350,000, respectively, to recognize their significant contributions and efforts to complete the acquisition of Paya, a transformative transaction for our business going forward. These awards will be discussed in next year’s management information circular.

Conclusion

In 2023, we will continue enhancing our executive compensation program, policies and practices to ensure that they support our long-term strategy and priorities, in alignment with our compensation philosophy and principles. This will include benchmarking of our executive compensation, reviewing performance targets and related payouts under our variable, pay-at-risk compensation plans to reinforce our pay-for-performance orientation, and assuring that our compensation policies follow sound risk management and good governance practices.

We believe that the executive compensation decisions we made in 2022 support our financial and strategic growth commitments for 2023, by retaining and incentivizing a highly skilled and experienced executive team that will continue to work on enhancing the long-term value of the Company going forward.

Sincerely,

David Lewin, Timothy A. Dent, Maren Hwei Chyun Lau and Daniela Mielke

Members of the HRC Committee

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Objectives and Philosophy

Our executive compensation program is designed to nurture an entrepreneurial and performance-oriented culture that promotes outstanding service and support to our business partners and customers. We aim to attract, motivate and retain top talent in a rapidly evolving industry and an extremely competitive labour market by providing competitive compensation and benefits to our executive officers. We also seek to encourage and reward the achievement of superior corporate and individual performance and to align executive officers’ incentives with long-term shareholder value creation. To achieve these objectives, our executive compensation program is designed to reflect the following key principles:

●	Attract, motivate and retain leaders that will continue to profitably grow our business.
●	Drive superior Company performance by paying our executive officers in line with their performance against our business objectives.
●	Align our executive officers’ interests with those of our shareholders.
●	Reinforce an entrepreneurial and results-driven culture.
●	Provide an appropriate balance between short-term and long-term incentives to ensure prudent risk taking and decision making.

We will continue to evaluate our compensation philosophy and program as circumstances require and will review compensation on an annual basis. As part of this review process, we will be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to us if we were required to find a replacement for a key executive.

Overview and HRC Committee

One of the primary roles of the HRC Committee is to carry out the Board’s overall responsibility for executive compensation. In accordance with its charter, the HRC Committee is responsible for overseeing executive officer appointments, performance evaluations and succession planning. In that regard, the HRC Committee recommends the appointment of executive officers, annually reviews and assesses their performance against pre-approved corporate and individual goals and objectives and oversees the existence of appropriate succession planning systems and processes for the Chair and Chief Executive Officer and other executive officer and key senior management positions, including processes to identify, develop and retain potential successors. The HRC Committee also oversees the executive compensation program, which includes reviewing and recommending to the Board the Company’s executive compensation philosophy, principles, policies, programs and processes, with a view to nurturing an entrepreneurial and performance-oriented culture that promotes outstanding service and the creation of long-term shareholder value.

Accordingly, the HRC Committee considers and recommends annually to the Board, or as required, all forms of short-term and long-term compensation for the executive officers, including equity-based incentives and benefits. Finally, the HRC Committee reviews, monitors, reports and where appropriate, provides recommendations to the Board on the Company’s exposure to risks related to executive compensation policies and practices, if any, and identifies compensation policies and practices that mitigate any such risk. The charter of the HRC Committee is available on the Company’s website at https://investors.nuvei.com.

The HRC Committee is composed of four directors, all of whom are independent within the meaning of applicable Canadian securities laws and regulations, as well as the rules and listing standards of the Nasdaq, namely David Lewin (Chair), Timothy A. Dent, Maren Hwei Chyun Lau and Daniela Mielke. All members of the HRC Committee have working familiarity with compensation matters. The Board believes that the HRC Committee collectively has the knowledge, experience and background required to fulfil its mandate. The relevant experience of each member of the HRC Committee is described as part of their respective biographies, in the section entitled “Business of the Meeting – Election of Directors – Nominees”.

All members of the HRC Committee are independent and have experience in managing human capital and / or compensation matters.

Compensation Risk Management

The Board and the HRC Committee consider the implications of the risks associated with the Company’s compensation policies and practices as part of their respective responsibilities to monitor the Company’s exposure to such risks and identify compensation policies and practices intended to mitigate these risks. In this regard, the Board and HRC Committee review the Company’s compensation policies and practices with a view to ensure that they do not encourage an executive officer or individual to take inappropriate or excessive risks.

The HRC Committee conducts an annual compensation risk assessment with the assistance of its Compensation Consultant to identify potential risks associated with our compensation programs. The assessment for Fiscal 2022 concluded that current compensation programs and practices are not reasonably likely to have a material adverse effect on the Company.

There are various risk management practices in place to ensure our compensation programs do not encourage excessive risk-taking, but rather motivate our executives to focus on sustained long- term shareholder value creation.

The Company’s current compensation structure attempts to ensure that compensation and incentive plans do not promote management to take inappropriate or excessive risks based on:

●

An appropriate balance of fixed and variable (at-risk) compensation (sufficient variable compensation elements to motivate executive officers to produce superior corporate results, while the fixed compensation element (base salary) is also sufficient to discourage executive officers from taking inappropriate or excessive risks).

●	An appropriate weighting of short- and long-term compensation (certain of which are based on different performance indicators, allowing risks to be spread over a broader time horizon).
●	The use of performance measures aligned with the Company’s business strategy and the creation of long-term value for shareholders.
●	Quantitative and qualitative metrics used to determine executive officer awards under the Company’s short-term incentive compensation.
●	Performance targets are reviewed, set and approved annually based on the annual business plan.
●	Payouts under incentive plan awards are capped and there are no guaranteed minimum payouts.

●

Board and HRC Committee’s discretion to adjust the amount, if any, of awards under the Company’s short-term incentive programs, to reflect business conditions, circumstances, and events not predicted when setting targets.

●	Share ownership requirements requiring executive officers to maintain a meaningful equity ownership in the Company.
●	Prohibition on the hedging of equity-based compensation as detailed in the Company’s Trading Policy.
●	Clawback Policy contributing to the alignment of the Company’s best interests with those of our shareholders.
●

Use of external compensation consultants to get an independent opinion on our executive compensation program to validate the program’s alignment with our pay-for-performance philosophy and competitive market practices.

●	HRC Committee comprised entirely of independent directors.

Compensation Governance

Clawback Policy

In October 2021, on the recommendation of the HRC Committee, the Board adopted the Clawback Policy as a means for the Company to take action and mitigate compensation risk. The Clawback Policy, which applies to all Nuvei executive officers, allows the Board, in its sole discretion, to the full extent permitted by governing law and to the extent it determines that it is in the Company’s best interest to do so, to require reimbursement, cancellation, repayment, recovery or clawback of all or a portion of the compensation received or after-tax gain realized by an executive officer or a former executive officer pursuant to awards made under the Company’s short-term and long-term incentive plans in the event of either of the following scenarios:

Our Clawback Policy allows the Board to require a repayment or a cancellation of any short or long-term incentive paid or awarded in case of a financial restatement caused by circumstances other than accounting rule changes or in case of executive misconduct or breach of restrictive covenants.

•

If there has been a restatement of the Company’s financial statements (other than a restatement caused by a change in applicable accounting rules or interpretations), and the amount of the incentive compensation paid or awarded to an executive officer or the gain realized by the executive officer would have been lower if it was calculated based on the achievement of certain financial results that were subsequently the subject of or affected by the restatement of the Company’s financial statements; or

•

If the executive officer engaged in misconduct (including fraud, negligence, or material non-compliance with legal requirements or the Company’s Code of Ethics) or breached the terms of any restrictive covenants in favour of the Company.

To date, the Company has not encountered a situation where a compensation recoupment or adjustment has been required in the circumstances described above.

Anti-Hedging Policy

Our directors and executive officers are, under the terms of our Trading Policy, prohibited from engaging in short sales, sale of a call option, purchase of a put option with respect to securities of Nuvei or any other derivative instruments, agreements, arrangements or understandings (known as hedging or equity monetization transactions) in which the director’s or officer’s economic interest and risk exposure in securities of Nuvei is changed. Similarly, the Company’s Code of Ethics prohibits all directors, officers and employees of Nuvei and its subsidiaries from engaging in transactions that hedge, limit or otherwise change such individual’s economic interest in and exposure to the full rewards and risks of ownership in Nuvei’s securities.

Our directors and executives are prohibited from engaging in hedging or equity monetization transactions.

Compensation Advisor

In its mandate, the HRC Committee has the authority to retain and does retain, from time to time, the services of executive compensation consultants to provide independent advice on executive and director compensation and related matters. The HRC Committee also has the authority to determine and pay the fees of such consultants. In Fiscal 2021, Korn Ferry provided services to the HRC Committee related to recommendations on a special equity grant for key management positions. In the second half of Fiscal 2021, the HRC Committee retained the services of the Compensation Consultant, Compensia. The HRC Committee continued using the services of the Compensation Consultant in Fiscal 2022 specifically to provide expertise and advice in connection with (i) benchmarking and considerations for long-term incentive grants awarded to the Chair and CEO and other NEOs during the year, (ii) review of our Peer Group, (iii) providing market data and general trends with regards to short and long-term incentive practices, and (iv) conducting the annual risk assessment of our executive compensation program.

The HRC Committee received confirmation from the Compensation Consultant as to its independence from the Company, taking into account a number of factors, including (i) the fact that it does not provide any services to Nuvei other than compensation advisory services, (ii) the amount of fees paid to the Compensation Consultant in comparison to its total revenue, and (iii) the Compensation Consultant’s formal conflict of interest policy. The Chair of the HRC Committee approves the provision of any services by the Compensation Consultant to the Company.

The aggregate fees billed by Korn Ferry and the Compensation Consultant in Fiscal 2022 and Fiscal 2021 for executive compensation-related services and all other services are as set out below:

Services Retained	Korn Ferry		Compensia
	Fiscal 2022	Fiscal 2021	Fiscal 2022	Fiscal 2021

Executive compensation related fees	-	$22,000	$129,540	$70,559

All other fees	-	$98,078(1)	-	-

Total Fees	-	$120,078	$129,540	$70,559

(1)	Fees for services rendered by Korn Ferry to management for executive search mandates.

Peer Group

In Fiscal 2021, based on recommendations from the Compensation Consultant, the HRC Committee approved the Peer Group to use for executive compensation benchmarking going forward. The companies forming part of the Peer Group consist of similar industry public companies with comparable revenue size, revenue growth, market capitalization, complexity of operations and employee populations to Nuvei. The specific criteria used in selecting the companies in the Peer Group selection are detailed below. In addition, the HRC Committee considered market data available through the Radford Technology salary survey in connection with determining equity-based awards for certain executive officers.

The Peer Group includes public companies in industries similar to Nuvei, with similar financial and operational footprint and with which we compete for talent.

Primary Selection Criteria

Size	Revenue: 0.5x to 3.0x Nuvei’s revenue Market capitalization: 0.25x – 3x Nuvei’s market capitalization

Industry	Application Software Systems Software Data Processing Services Consumer Finance Financial Exchanges & Data Interactive Media & Services Internet & Direct Marketing Retail

Ownership & Headquarter Country	Public companies with headquarters in the U.S. Similar companies with employees in same countries as Nuvei’s talent (e.g., Canada, Israel)

Secondary Selection Criteria

Other Criteria	Profitable / high growth companies Initial public offering within last five years High market capitalization / revenue multiple Payment technology companies Talent competitors

During Fiscal 2022, as part of a regular annual review supported by the Compensation Consultant, the HRC Committee updated the Peer group to reflect that several peers have been acquired and are no longer public companies. The HRC Committee determined that no other Peer Group changes were required. As a result, based on the above criteria, the companies included in the Peer Group used by the HRC Committee for purposes of benchmarking executive compensation in Fiscal 2022 are listed below:

FY2022 Peer Group(1)

Affirm Holdings	Green Dot	Paysafe

Coupa Software	Lightspeed Commerce	PTC

Dynatrace	Marqeta	Shift4 Payments

ExlService Holdings	Overstock.com	SoFi Technologies

Five9	Paylocity Holding	The Descartes Systems Group

Flywire	Paymentus Holdings	WEX

HubSpot	Payoneer Global	Ziff Davis

(1)	The following companies were removed as a result of having been acquired and no longer being public companies: Avalara, Black Knight, Mandiant, and Slack Technologies.

The HRC Committee will continue to periodically review the Peer Group to ensure the companies selected still reflect the evolving business and scale of the Company and peer group selection criteria detailed above, and will make changes as required.

Peer Group Financial Information(1)

	Revenue (in millions)	1-Year Revenue Growth	Market Capitalization (in millions)	Net Income (in millions)

25th Percentile	$640	22%	$2,555	$(188)

Median	$1,220	30%	$4,967	$4

75th Percentile	$1,477	53%	$6,887	$91

Nuvei	$822	53%	$4,482	$75

Nuvei Percentile Rank	38th	75th	47th	69th

(1)

Based on most recent financial data as provided by Capital IQ and extracted on September 23, 2022 for the companies in the Peer Group; for Nuvei, data is presented for the trailing twelve-month period ended September 30, 2022.

The HRC Committee, in accordance with its compensation philosophy, also periodically assesses how competitive the Company’s executive compensation is in order to make compensation-related decisions.

We do not have a formal pay positioning philosophy. However, in practice, we tend to target our total executive compensation above the market median and usually close to the 75th percentile. The HRC Committee views this approach as necessary to ensure the continued market competitiveness of the Company, in order to attract and retain the best talent in the industry, especially in light of the fierce competition in the Company’s industry and the current labour market.

Elements of Executive Compensation

The following section describes the elements of Nuvei’s executive compensation program, with particular emphasis on the process for determining compensation payable to our NEOs. For Fiscal 2022, the Company’s NEOs were:

•	Philip Fayer, Chair and Chief Executive Officer;
•	David Schwartz, Chief Financial Officer;
•	Yuval Ziv, President;
•	Neil Erlick, Chief Corporate Development Officer; and
•	Max Attias, Group Chief Technology Officer.

The elements comprising the Company’s executive compensation program are determined in accordance with the Company’s compensation objectives and existing market practices. The Company’s compensation program for its NEOs consists primarily of the following elements:

COMPONENTS	FORM	KEY FEATURES	OBJECTIVES

Base salary	Cash	Fixed rate of pay with annual review based on competitive market data	Recognize the scope and responsibilities of the position, executive skills and experience, and reward individual performance

Short-term Incentives (Annual Bonus)	Cash	Mix of annual financial, strategic and operational objectives tied to a respective area of responsibility and Company objectives	Reward the achievement of annual financial, operational and strategic objectives and drive superior Company and individual performance
Long-term Incentives	Performance share units Restricted share units Options	Mix of various medium to long-term compensation vehicles with time and/or performance vesting based on the achievement of financial metrics or share price hurdles	Align interests of our executives with shareholder value creation, reward the achievement of sustained long-term market performance and attract and retain key talent

Benefits, Retirement Plans and Perquisites	Group insurance coverage Retirement plans Cash allowances	Standard benefits (e.g., medical, life, disability), retirement and perquisites programs prevalent in a respective jurisdiction or required by local employment laws	Provide elements of health and financial security

Base Salary

Base salaries for NEOs are established based on the scope of their responsibilities, competencies, and their prior relevant experience, considering competitive compensation paid in the market for similar positions and the market demand for such NEOs. A NEO’s base salary is determined by taking into consideration the NEO’s total compensation package and the Company’s overall compensation philosophy.

Base salaries reflect the scope of executive responsibilities, experience, and performance, considering competitive compensation paid in the market.

The Board, upon recommendations from the HRC Committee, and in consultation with the Chair and Chief Executive Officer in the case of the other NEOs, reviews base salaries annually to ensure that they continue to reflect individual performance and market conditions, and approves merit increases or other adjustments, as deemed appropriate. Additionally, base salaries may be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities, as well as for market competitiveness.

In Fiscal 2022, the HRC and the Board approved a base salary increase of 3% for Messrs. Fayer, Schwartz and Erlick as of March 1, 2022, which reflected a general across-the-board salary increase given to all employees in North America. The annual base salary of Mr. Attias was increased by 35%, from ILS 846,000 to ILS 1,140,000 as of January 1, 2022 to reflect his promotion to the role of Group Chief Technology Officer in October 2021.

Short-Term Incentives / Annual Bonus

Our compensation program for NEOs includes eligibility for annual cash bonuses. Such bonuses are designed to motivate our NEOs to work towards the achievement of the Company’s growth objectives, and to reward the attainment of such objectives.

The NEOs are eligible to earn an annual bonus based on a target bonus opportunity expressed as a percentage of base salary. Payments can be higher or lower than target based on the assessment of corporate and individual performance.

Annual bonus motivates and rewards the achievement of the Company’s growth objectives. The payouts can range from 0% to 200% of the target amount.

Once each financial year is completed, the HRC Committee and the Board assess the individual performance of the Chair and Chief Executive Officer in light of key performance metrics considered relevant at such time by the HRC and the Board. In addition, the Chair and Chief Executive Officer assesses the individual performance of the other NEOs and recommends the individual bonus payouts to the Board and HRC Committee for review and approval.

Depending on such assessment, the actual bonus payout may be less than the target (as low as nil) and the payout potential can reach 200% of the target bonus opportunity (as the maximum bonus is capped at 200% of the target bonus opportunity).

In determining the NEOs’ performance, the HRC Committee considers the NEOs’ performance as a whole with no particular weighting attributed to specific objectives, nor any formal criteria, analysis or payout matrix detailing bonus payout percentages based on the level of achievement. The HRC Committee believes that this holistic approach allows the NEOs to receive short-term incentives that are truly aligned with the overall performance of the Company, without their payout being disproportionately inflated or reduced as a result of any specific criteria that do not represent their overall performance. In evaluating the NEOs’ performance, the HRC Committee applies fundamental principles of pay-for-performance aimed at aligning the interests of the NEOs with those of shareholders and reflecting competitive market practices. The performance assessment is determined following meetings between the HRC Committee and the Chair and Chief Executive Officer, and between the Chair and Chief Executive Officer and the other NEOs, whereby each objective is discussed in light of their accomplishments throughout the year and the related performance of the Company, in line with the Company’s strategic plan.

The Board, upon recommendations from the HRC Committee, maintains the discretion at all times to grant additional discretionary bonuses, including in the context of acquisitions, and, as a risk mitigation measure, to modify, amend or terminate short-term incentive plans at all times, and to deviate from the plans or grant individual exceptions to reflect business conditions, circumstances, and events not predicted when setting business and financial objectives. During Fiscal 2022, the Board did not make any such discretionary adjustments.

For Fiscal 2022, the NEOs were eligible for the following target and maximum bonus percentages:

Name and Principal Position	Target Bonus (as a % of base salary)	Maximum Bonus (as a % of base salary)

Philip Fayer Chair and Chief Executive Officer	100%	200%

David Schwartz Chief Financial Officer	100%	200%

Yuval Ziv President	100%	200%

Neil Erlick Chief Corporate Development Officer	100%	200%

Max Attias Group Chief Technology Officer	50%	100%

Fiscal 2022 Annual Bonus Payouts

The Company’s process for determining short-term incentive compensation in respect of Fiscal 2022 was centered on HRC and Board discretion and discussion about the Company’s overall performance during the year, without any formal pre-determined objectives and criteria. Following the Fiscal 2022 year-end, the Board approved upon recommendations from the HRC Committee, and in consultation with the Chair and Chief Executive Officer for the other NEOs, annual bonus payouts based on their assessment of the overall financial performance of the Company, specifically the achievement of Revenue and Adjusted EBITDA compared to the Company’s 2022 internal financial targets in respect of these metrics. These financial metrics for the annual bonus for Fiscal 2022 were selected as they reflect the NEOs’ success in achieving the Company’s targets for growth and profitability. As the actual performance in respect of both metrics for Fiscal 2022 was at or slightly above 80% of the 2022 internal financial targets, the HRC Committee recommended, and the Board approved, a corresponding bonus payout for the NEOs at 80% of their respective targets, except for Messrs. Ziv and Attias, for whom individual achievements were considered as detailed below.

Financial Metrics Considered	Actual 2022 (in Billions)	2022 Internal Financial Targets (in Billions)	Actual Achievement	Overall Bonus Payout (% of Target)
Revenue	$0.8	$1.0	80%	80%
Adjusted EBITDA(1)	$0.35	$0.43	81%

(1)

Adjusted EBITDA is a non-IFRS measure. This measure is not a recognized measure under IFRS and does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS and Other Financial Measures”.

Based on recommendations from the Chair and CEO, the HRC Committee and the Board determined a payout of 152% of target for Mr. Ziv, and of 98% of target for Mr. Attias. These higher payout levels reflected the specific individual contribution of each of them during the year, considering the strategic and operational priorities related to their respective functions, with an overall focus on the Company’s growth objectives and such NEOs’ ability to attract customers, develop and sell Nuvei’s platform and services, and to compete in the market, as follows:

Yuval Ziv – President	Max Attias – Group CTO

●   Added new enterprise level customers across its target high-growth verticals and regions, such as: Air Transat, Virgin Atlantic, NorthStar Gaming, Hard Rock, Desert Diamond Casino, Selina, Scott Dunn, Aircash, WIX, SHEIN, The Hut Group (THG), Eneba, We Cook, Multi Wholesale Suppliers, Vanguard, OnBuy, Redeban, Unibet, and Pionex.

●   Expanded wallet share with existing customers including: BetMGM, 888, DraftKings, LeoVegas, Entain, Kaizen Gaming, Betsson, Wplay, El Al, lastminute.com, Rappi, Yoox (Net-a-Porter), Valentino, Hatley, Wargaming, and VALVe.

●   Successfully executed on integration plans of SimplexCC Ltd., and Paymentez LLC, allowing us to diversify our product portfolio.

●   Added multiple new APMs increasing our portfolio to 603 at the end of 2022, expanding access and allowing our customers to accept more forms of regionally familiar and preferred digital payment methods.

●   Successfully delivered on Nuvei marketing and rebranding strategy and initiatives.

●   Launched 150+ new product releases.

●   Delivered significant product enhancements, such as Nuvei for Platforms, a fully customizable solution supporting complete functionality of Nuvei modular platform via a single integration, and Nuvei Simple Connect SDK, a software development kit which dramatically simplifies integration into the Company platform.

●   Enhanced Nuvei platform architecture and infrastructure to support a greater number of transactions per second, accommodate local data protection residency rules further enabling the Company to expand in more countries around the world.

●   Launched the omnichannel solution, which via a single integration, allows customers to now use Nuvei for multi-channel,multi-geography integrations with single token, reporting and reconciliation to streamline their global operations.

●   Further expanded local acquiring into multiple countries in Latin America, Asia Pacific and Middle East.

●   Implemented numerous improvements in the IT processes and tools to ensure maximum production uptime of our systems and platforms.

●   Fully migrated all recent acquisitions onto the Company’s IT security policies and protocols, further strengthening our cybersecurity practices.

●   Successfully completed an audit of IT systems and processes to enhance internal controls and compliance.

Based on the assessment of the individual performance of each NEO in light of the achievements detailed above, actual bonus payouts as a percentage of their base salary for Fiscal 2022 were as follows:

Name and Principal Position	Target Bonus (as a % of base salary)	Actual Bonus Payout (as a % of base salary)

Philip Fayer Chair and Chief Executive Officer	100%	80%

David Schwartz Chief Financial Officer	100%	80%

Yuval Ziv President	100%	152%

Neil Erlick Chief Corporate Development Officer	100%	80%

Max Attias Group Chief Technology Officer	50%	49%

Long-Term Incentives

Equity-based awards are a variable element of compensation that allows us to reward our NEOs for their sustained contributions to the Company. In our industry, where competition for top talent is fierce, we rely heavily on equity awards to not only reward our NEOs’ superior performance but to attract, motivate and retain them to continue to execute on our long-term strategic initiatives and deliver sustained year-over-year growth.

To this end, we believe that Options, RSUs and PSUs provide our NEOs with a strong link to long-term corporate performance and the creation of shareholder value.

Our long-term incentive programs motivate our executives in delivering strong long-term corporate performance, thus creating sustained shareholder value over time, and serve as a key attraction and retention tool.

Historically, the Company made equity-based awards to NEOs by issuing Options under the Company’s Legacy Option Plan. In connection with our TSX Listing, we amended the Legacy Option Plan to align it with the requirements of the TSX. No further awards were made under the Legacy Option Plan. Also in connection with the TSX Listing, the Company adopted the Omnibus Incentive Plan, providing for awards to be made to eligible directors, officers, employees and consultants. See “Long Term Incentive Plans”. At the Meeting, holders of Multiple Voting Shares and Subordinate Voting Shares will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve (i) an amendment to the Omnibus Incentive Plan whereby the number of Subordinate Voting Shares which may be reserved for issuance under the Omnibus Incentive Plan will be increased from 10% to 15% of all Multiple Voting Shares and Subordinate Voting Shares issued and outstanding from time to time, on a non-diluted basis, and (ii) all unallocated options, rights and other entitlements under the Omnibus Incentive Plan in accordance with the requirements of the TSX. See “Business of the Meeting – Approval of the Ordinary Resolution in Respect of the Omnibus Incentive Plan Amendment”.

In connection with the grants of equity-based awards, the HRC Committee determines the grant size and terms to be recommended to the Board. Previous grants are generally not directly taken into account when determining the value of grants made in any given year.

Fiscal 2022 Long-term Incentive Grants

On March 7, 2022, upon the recommendation of the HRC Committee, the Board granted annual LTIP awards to each of Messrs. Fayer, Schwartz and Ziv. The objectives of these grants were to reward the achievement of sustained long-term market performance, align the interests of these NEOs with long-term shareholder value creation, and to promote retention. The grants were approved based on an analysis from the HRC Committee’s Compensation Consultant, considering the prevalent long-term incentive compensation practices in our Peer Group.

These grants were comprised of a combination of PSUs and RSUs, with at least 50% of the grants being delivered in the form of PSUs, as follows:

Name	2022 LTIP Award Grant Date Fair Value (in millions)	Realized / Realizable Value at December 31, 2022(1) (in millions)	PSU Portion		RSU Portion
			% of Total Award	# Units Granted at Target	% of Total Award	# Units Granted

Philip Fayer	$15.0	$1.7	75%	198,238	25%	66,080

David Schwartz	$10.5	$2.4	50%	92,512	50%	92,512

Yuval Ziv	$10.5	$2.4	50%	92,512	50%	92,512

(1)

Realized / Realizable Value includes any actual gains realized from an RSU and PSU settlement since the date of grant, as well as the value of outstanding RSUs and PSUs as of December 31, 2022. The value of outstanding RSUs and PSUs is calculated using the closing price of $25.41 per Subordinate Voting Shares on the Nasdaq on December 30, 2022. The value of the PSUs as of December 31, 2022 was nil since the threshold revenue growth target triggering the vesting of these PSUs was not achieved (and as such all these PSUs were forfeited).

The size of these awards was aligned with the 90th percentile of the annual LTIP grants awarded to senior executives in our Peer Group, and the vesting condition of the PSUs was tied to the achievement of stretched revenue growth targets for 2022, aligned with the 90th percentile performance levels, specifically 1 and 3-year revenue CAGR observed among companies in the Russell 3000 index.

PSU Targets and Vesting

Vesting of the PSU awards was subject to the achievement of the following revenue growth target for Fiscal 2022 (as compared to 2021 revenue of $724.5 million).

PSU Targets	Threshold	Target	Maximum

1-Year Revenue Growth (Fiscal 2022 vs Fiscal 2021)	25%	30%	35%

PSU Payout as % of Target	50%	100%	200%

In addition to the achievement of revenue growth targets, such PSUs were further subject to a time-based vesting condition, specifically vesting in equal tranches of 33.33% per year over a period of three years from the grant date.

As Fiscal 2022 revenue growth was below the minimum vesting threshold of 25%, no PSUs vested for Messrs. Fayer, Schwartz and Ziv, and all such PSUs were forfeited.

Revenue	Actual

Fiscal 2022 (in millions)	$843.3

Fiscal 2021 (in millions)	$724.5

1-Year Revenue Growth	16.4%

PSU Payout	0%

Fiscal 2022 RSU Awards

Messrs. Erlick and Attias received an RSU grant in March 2022 to further support their continued retention and engagement amidst labor market pressures. For Mr. Attias, the March 2022 RSU awards were approved at the full value (100%) of the November 2021 RSU awards to address a highly competitive labor market for technology roles in Israel at that time. These RSUs will vest in equal tranches of 33.33% per year over a period of three years from the grant date.

Name	Number of RSUs Granted

Neil Erlick	8,546

Max Attias	11,979

November 2022 RSU Awards

In November 2022, the Board, upon the recommendation of the HRC Committee, approved annual LTIP grants of RSUs to the NEOs, except for Mr. Fayer.

For Messrs. Schwartz and Ziv, the grants received in November 2022 represented advances of their Fiscal 2023 LTIP awards, which would normally be granted in March 2023. The size and composition of each award was based on market data and analysis provided by the HRC Committee’s Compensation Consultant. The timing of the awards reflected the ongoing retention challenges faced during Fiscal 2022. Despite continued solid operational performance, the Company’s share price has been negatively impacted by significant market volatility due to global uncertainty during Fiscal 2022. Thus, most of the outstanding equity-based compensation for Messrs. Schwartz and Ziv was either underwater or delivering value significantly below the intended target values, resulting in minimal retention and significantly lagging new hire opportunities and replacement costs for these critical roles. Therefore, the HRC Committee and the Board decided to advance the Fiscal 2023 LTIP award to these NEOs from March 2023 to November 2022. The HRC Committee and the Board also decided to grant the entire award in the form of RSUs, a broader market practice observed within the Company’s industry in the past 12 months given continued macro-economic uncertainty and resulting challenges in designing long-term PSU plans. The award was intended to provide both a standard annual LTIP grant and to address the unvested retention value gap, with the amount of the standard annual LTIP grant component approximating the 80th percentile of the annual LTIP grants for similar roles in our Peer Group.

For Messrs. Erlick and Attias, the grants received in November 2022 were their Fiscal 2022 annual LTIP grants. The size of each award was based on long-term incentive market data from the U.S. Radford Technology Salary Survey, further reviewed and verified by the Compensation Consultant. The size of their RSU awards was positioned close to the median of the actual LTIP awards granted to comparable positions in the market.

Name	RSU Grant Date Fair Value (in millions)	Number of RSUs Granted

David Schwartz	$10.0	344,449

Yuval Ziv	$10.0	344,449

Neil Erlick	$1.5	50,168

Max Attias	$1.7	56,857

These RSUs will vest in equal tranches of 33.33% per year over a period of three years.

Vesting of Fiscal 2021 Awards

In connection with the hiring of Mr. Erlick in January 2021, Mr. Erlick was granted a special equity award, consisting of 214,286 performance Options to purchase Subordinate Voting Shares and 141,122 PSUs. The options and PSUs both vest in three tranches of 25%, 25% and 50%, with the vesting level of each tranche being subject to the achievement of specific revenue targets for verticals under Mr. Erlick’s responsibility, including U.S. and Canadian partners.2

Further, the number of PSUs available for settlement is adjusted downward to the extent the price of the Subordinate Voting Shares on the settlement date, such date being no later than December 30, 2024, is lower than $57.50 per share. If the share price is below $26.00 per share, no PSUs will be settled, and for any share price between $26.00 and $57.50, the number of PSUs to settle will be adjusted based on a linear pro-rata basis. The Options were granted at an exercise price of $57.50 per share, with a term of five years. The PSUs expire at the end of the third calendar year following the date of grant.

The HRC and the Board approved the vesting of the first tranche of 25% of both Options and PSUs on May 9, 2022, and of the remaining tranche of 75% of both Options and PSUs on November 2, 2022, given the required level of revenue performance was achieved by Mr. Erlick. Both vested Options and PSUs remain outstanding as of the date hereof (with the number of PSUs available for settlement subject to adjustment based on the share price as described in the immediately preceding paragraph).

Fiscal 2021 Special Executive Equity Awards

Retaining and incentivizing our critical leadership team to drive and deliver sustainable long-term growth for the Company and our shareholders is a top priority for the Board. The HRC Committee worked with the Compensation Consultant to design special equity awards for Messrs. Fayer, Schwartz and Ziv in Fiscal 2021. These awards aimed to not only recognize these executives’ critical importance to the successful execution of our business strategy, but to promote their long-term retention considering the extremely competitive market conditions for experienced senior executives. Moreover, in the case of the CEO equity awards, which are entirely based on share price performance, payouts will only be delivered if significant shareholder value is created. More specifically, if the price of our Subordinate Voting Shares reaches $370 during the performance vesting period, representing a share price increase of 200% over the share price

2 Nuvei does not disclose specific revenue targets for verticals under Mr. Erlick’s responsibility, including U.S. and Canadian partners, because it considers that the information would place it at a significant competitive disadvantage if such performance objectives and targets became known. Disclosing the specific performance objectives that are set as part of the Company’s annual budget and strategic planning process would expose Nuvei to serious prejudice and negatively impact its competitive advantage. These revenue performance targets were set at a reasonably achievable level. During Fiscal 2021, the Options and PSU grants to Mr. Erlick represented 94% of his total compensation.

at the date of grant (and an increase of 469% over the share price at December 31, 2021), Mr. Fayer and his leadership team will have contributed to the creation of close to $35 billion in total shareholder value.

It is important to note that the value of Option-based awards and share-based awards disclosed in the Summary Compensation Table in this Circular reflects the estimated fair value of the awards on their respective date of grant. Accordingly, these values do not reflect the actual value of compensation to be received, if any, upon vesting or exercise, as applicable. Values can vary significantly from year to year based on fluctuations in share price, corporate performance and the timing of vesting or exercise, as applicable. Aggressive performance targets in combination with challenging market conditions has resulted in significant variability in long-term incentive awards since the date of grant of such awards, which had a significant impact on the awards’ current value. At any time after the grant date, Options may be well out-of-the money and units may vest at 0% or have little to no value. All Options and PSUs granted to Mr. Fayer during Fiscal 2021 had nil intrinsic value on December 31, 2021, December 31, 2022, and on April 3, 2023. As well, all Options granted to Messrs. Schwartz and Ziv during Fiscal 2021 had nil intrinsic value on December 31, 2021, December 31, 2022, and on April 3, 2023. Accordingly, caution should be exercised when reviewing the estimated grant date fair values and total compensation reported in the Summary Compensation Table.

CEO Performance Equity Awards

On October 6, 2021, the independent members of our Board granted Mr. Fayer a special equity award in the form of 665,000 PSUs and options to purchase 2,200,000 Subordinate Voting Shares pursuant to the Omnibus Incentive Plan (the “CEO Performance Awards”). The CEO Performance Awards are subject to the satisfaction of both performance-based and time-based vesting conditions: the PSUs (the “PSU Award”) vest in three equal increments of 33.33% per year over three years, subject to continued service and the achievement of a 50% increase over a base price of $123.14 per Subordinate Voting Share for a period of 45 consecutive trading days before December 31, 2024, and the performance options (the “Option Award”) vest in equal increments of 25% per year over four years, subject to continued service and the achievement of 100% and 200% increases, respectively, over the exercise price of $123.14 per Subordinate Voting Share for a period of 45 consecutive trading days before the sixth anniversary of the grant date.

The PSU Award and the Option Award are completely “at risk” since any PSUs or Options for which the threshold share price hurdle is not achieved prior to the end of the performance period will be forfeited in their entirety. All Options and PSUs granted to Mr. Fayer during Fiscal 2021 had nil intrinsic value on December 31, 2021, December 31, 2022 and April 3, 2023.

See “Executive Compensation – Compensation Governance – Clawback Policy” for details on the clawback provisions applicable to the CEO Performance Awards. For further details on the CEO Performance Awards, please refer to our 2022 management proxy circular available on SEDAR at www.sedar.com under the Company’s profile.

CFO and President Special Equity Awards

On September 2, 2021, the HRC Committee granted special equity awards to Messrs. Schwartz and Ziv in recognition of their overall importance to the Company and the critical need to retain and incentivize these experienced and highly motivated executives to carry out our long-term business strategy under the leadership of our CEO. Accordingly, Mr. Schwartz and Ziv received Options to purchase 215,000 Subordinate Voting Shares and 350,000 Subordinate Voting Shares, respectively, with each Option having an exercise price of $120.05 per share (the “Retention Options”). Mr. Schwartz’s Retention Options vest in equal annual increments over a four-year period, and Mr. Ziv’s Retention Options vest in equal annual increments over a five-year period. All options granted to Messrs. Schwartz and Ziv during Fiscal 2021 had nil intrinsic value on December 31, 2021, December 31, 2022 and on April 3, 2023.

Long-Term Incentive Plans

Omnibus Incentive Plan

The Omnibus Incentive Plan allows for a variety of equity-based awards that provide different types of incentives to be granted to the directors, executive officers, employees, and consultants of Nuvei and its subsidiaries, including RSUs, PSUs and DSUs. The Omnibus Incentive Plan is administered by the Board (which may delegate its authority to the HRC Committee), and the Board has the authority to interpret the Omnibus Incentive Plan, including in respect of any award granted thereunder. The following discussion is qualified in its entirety by the full text of the Omnibus Incentive Plan. Please refer to “APPENDIX – Omnibus Incentive Plan” for relevant details on the Omnibus Incentive Plan.

The Omnibus Incentive Plan is a rolling plan. Accordingly, the maximum number of Subordinate Voting Shares available for issuance under the Omnibus Incentive Plan may not exceed 10% of the Company’s issued and outstanding Subordinate Voting Shares and Multiple Voting Shares from time to time. At the Meeting, holders of Multiple Voting Shares and Subordinate Voting Shares will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve an amendment to the Omnibus Incentive Plan whereby the number of Subordinate Voting Shares which may be reserved for issuance under the Omnibus Incentive Plan will be increased from 10% to 15% of all Multiple Voting Shares and Subordinate Voting Shares issued and outstanding from time to time, on a non-diluted basis.

All of the Subordinate Voting Shares covered by exercised, settled, expired, cancelled or forfeited awards become available Subordinate Voting Shares for the purposes of awards that may be subsequently granted under the Omnibus Incentive Plan.

During Fiscal 2022, an aggregate of 3,530,487 awards were granted under the Omnibus Incentive Plan, representing 2.5% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares of the Company as of December 31, 2022.

If an award under the Omnibus Incentive Plan is not exercised prior to the termination of such award, or not vested or delivered prior to the termination of such award due to the expiration, termination or lapse of such award, or settled in cash in lieu of settlement in Subordinate Voting Shares, the Subordinate Voting Shares in respect of such award will be available for awards to be granted thereafter pursuant to the provisions of the Omnibus Incentive Plan.

The following table sets out the annual burn rate for Fiscal 2022, Fiscal 2021 and Fiscal 2020 for each of the Omnibus Incentive Plan and Legacy Option Plan:

Burn rate	Fiscal 2022	Fiscal 2021	Fiscal 2020

Omnibus Incentive Plan	2.49%	4.11%	3.49%

Legacy Option Plan	-	-	0.36%

The burn rate is calculated by dividing the number of Options and treasury-based RSUs, PSUs and DSUs granted during the applicable fiscal year by the weighted average number of Subordinate Voting Shares and Multiple Voting Shares outstanding for the applicable fiscal year.

As at December 31, 2022, 6,053,724 Options, 48,596 DSUs, 1,778,431 PSUs and 3,892,643 RSUs had been granted or issued under the Omnibus Incentive Plan, such that an aggregate of 11,773,394 Subordinate Voting Shares were underlying outstanding awards under the Omnibus Incentive Plan as at such date, representing 8.44% of the total number of then outstanding Subordinate Voting Shares and Multiple Voting Shares. As a result, a maximum of 2,179,229 Subordinate Voting Shares remained issuable in the aggregate under the Omnibus Incentive Plan as at December 31, 2022, representing 1.56% of the total number of then outstanding Subordinate Voting Shares and Multiple Voting Shares. To date, all outstanding DSUs, PSUs and RSUs were granted on the understanding that they would be redeemable for shares to be issued from treasury.

Legacy Option Plan

The Company has previously granted Options to acquire Class B common shares to certain of the officers, employees and consultants of the Company and its subsidiaries under the Legacy Option Plan. In connection with a series of transactions and amendments to the Company’s share capital in advance of the TSX Listing, such Options became Options to acquire Subordinate Voting Shares and the Legacy Option Plan was amended to align with the requirements of the TSX. The Options issued under the Legacy Option Plan were granted at exercise prices equal to the fair market value of the underlying shares at the time of initial grant. Since the TSX Listing, no Options have been granted under the Legacy Option Plan nor will Options be granted thereunder in the future.

A total of 2,540,565 Options were outstanding under the Legacy Option Plan as of December 31, 2022, and the Subordinate Voting Shares issuable upon exercise of such Options represented as of such date, in the aggregate, 1.82% of the total issued and outstanding Subordinate Voting Shares and Multiple Voting Shares.

The Legacy Option Plan provides that appropriate adjustments may be made by the Board in connection with a reclassification, reorganization or other change of shares, a consolidation, a distribution, a merger or an amalgamation in order to maintain the optionees’ economic rights in respect of their Options, including adjustments to the exercise price and/or the number of Subordinate Voting Shares to which an optionee is entitled upon exercise of Options or permitting the immediate exercise of any outstanding Options that are not otherwise exercisable. The Legacy Option Plan includes terms and conditions required by the TSX for an equity incentive plan such as restrictions relating to amendment and restrictions on insider or individual participation.

Our Board is responsible for administering the Legacy Option Plan (subject to its right to delegate authority to a committee of the Board) and has the full and complete authority to interpret the Legacy Option Plan and to establish rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Legacy Option Plan.

Paya Equity Plan

On February 22, 2023, in accordance with the terms and conditions of the agreement and plan of merger dated January 8, 2023 (the “Merger Agreement”) among the Company, Pinnacle Merger Sub, Inc. (a wholly owned subsidiary of the Company) (“Merger Sub”) and Paya, the Company acquired all of the issued and outstanding shares of common stock, par value $0.001 per share, of Paya (“Paya Common Stock”), by way of merger of Paya and Merger Sub, with Paya surviving as a wholly owned subsidiary of the Company (the “Merger”). In connection with the Merger, the Paya Equity Plan and certain outstanding awards previously granted to eligible employees, consultants or non-employee directors of Paya under the Paya Equity Plan were assumed by the Company. Since the effective date of the Merger, no awards have been granted under the Paya Equity Plan nor can any awards be granted thereunder in the future.

At the effective time of the Merger, the portion of each in-the-money Option and restricted stock unit awards that was outstanding and unvested under the Paya Equity Plan (each, a “Paya Award”) was converted into a corresponding award with respect to Subordinate Voting Shares of the Company (with the number of Subordinate Voting Shares and the exercise price with respect to such award, if any, determined based on the applicable exchange ratio set out under the Merger Agreement), subject to the same vesting and exercisability terms, as immediately prior to the effective time of the Merger. As a result, 1,324,341 Subordinate Voting Shares were reserved for issuance under the Paya Equity Plan and will be issuable upon the exercise or settlement of, the converted Paya Awards, representing, in the aggregate, approximately 0.96% of the total issued and outstanding Subordinate Voting Shares and Multiple Voting Shares as of April 3, 2023.

Please refer to “APPENDIX – Paya Equity Plan” for relevant details on terms and conditions of the Paya Equity Plan.

Equity Compensation Plan Information

The following table provides details as at December 31, 2022 of compensation plans under which equity securities of Nuvei are authorized for issuance. Please refer to “APPENDIX – Omnibus Incentive Plan” for relevant details on the Omnibus Incentive Plan and “Executive Compensation – Long-Term Incentive Plans” for a summary of the terms of the Legacy Option Plan:

Plan category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities to be issued upon the exercise of outstanding options, warrants and rights) (#)

Equity compensation plans approved by securityholders

Omnibus Incentive Plan	11,773,394	77.40	2,179,229

Legacy Option Plan	2,540,565	5.83	-

Equity compensation plans not approved by securityholders

-	-	-	-

Total	14,313,959	56.24	2,179,229

Share units granted under the Omnibus Incentive Plan are settled in Subordinate Voting Shares issuable from treasury, Subordinate Voting Shares purchased in the secondary market or for cash.

The numbers shown in the table above assume that all outstanding RSUs, PSUs and DSUs will be settled through the issuance of one Subordinate Voting Share per RSU, PSU and DSU. The Subordinate Voting Shares reserved for issuance under the Omnibus Incentive Plan are reserved for the exercise of Options and the settlement of RSUs, PSUs and DSUs with Subordinate Voting Shares issued from treasury.

In addition, upon the completion of the Company’s acquisition of Paya on February 22, 2023, 1,324,341 Subordinate Voting Shares were reserved for issuance under the Paya Equity Plan and will be issuable upon the exercise or settlement of, the converted Paya Awards, representing, in the aggregate, approximately 0.96% of the total issued and outstanding Subordinate Voting Shares and Multiple Voting Shares as of April 3, 2023. Since the effective date of the Merger, no awards have been granted under the Paya Equity Plan nor can any awards be granted thereunder in the future.

Pension Benefits

The Company’s compensation program for NEOs does not include defined benefit or defined contribution pension plans. Messrs. Fayer, Schwartz and Erlick are entitled to participate in the Company’s group RRSP available to all Canadian employees. The Company does not match any contributions made by NEOs to the RRSP. However, the Company is required to pay to Mr. Schwartz an annual amount equal to Mr. Schwartz’s maximum permissible RRSP contribution in addition to his base salary. The Company makes required contributions by law to Mr. Ziv’s personal retirement account under the Universal Pension Fund in Bulgaria, equal to 2.8% of his base salary, up to an annual maximum of BGN 1,142 (approximately $600). For Mr. Attias, the Company contributes 6.5% of his annual salary as a mandatory required pension contribution and a further 8.33% of his salary as a statutory severance pay to the Pension Provident Fund, as required by the Israeli Severance Pay Law 5723-1963.

Benefits and Perquisites

The Company offers certain benefits and perquisites to its NEOs based upon the regions in which they are located. The benefits can include coverage for, among other things, health, life and disability insurance by means of group insurance plans, and perquisites, such as car allowance. Some benefits increase in proportion with base salary and scope of responsibilities.

Share Ownership Requirements

On April 5, 2022, the Board adopted Ownership Guidelines following a recommendation of the HRC Committee and after consultation with our Compensation Consultant, pursuant to which executive officers are required to maintain minimum holdings of equity-based compensation according to their position. The Ownership Guidelines aim at ensuring that the financial interests of the executive officers remain aligned with those of shareholders while enabling such executive officers to share in the long-term growth and success of the Company.

Ownership requirements have been set at five times the value of the annual base salary for the Chair and Chief Executive Officer, and one time the value of the annual base salary for the other executive officers. For the purposes of assessing these Ownership Guidelines, Subordinate Voting Shares and Multiple Voting Shares are considered, together with vested RSUs, PSUs and DSUs.

Share ownership requirements align financial interests of our executive officers with those of our shareholders. Share ownership is set at five times annual base salary for the Chair and Chief Executive Officer and one time annual base salary for other executive officers. Only Multiple Voting Shares and Subordinate Voting Shares and vested PSUs, RSUs and DSUs are included.

The potential value of unvested RSUs, PSUs and DSUs and unexercised options are not taken into account. Equity interests held by the executive officers are valued on the first trading day of the fiscal year using the higher of (i) the closing price of the Subordinate Voting Shares as reported on the Nasdaq or the TSX on the last trading day of the prior fiscal year and (ii) the 20-day volume-weighted average closing price of the Subordinate Voting Shares on the Nasdaq or the TSX ending on the last trading day of the prior fiscal year. Executive officers have a period of five years from (i) the date of appointment to a position subject to the Ownership Guidelines or (ii) April 5, 2027, being five years from the date the Ownership Guidelines were adopted, whichever is later, to attain the applicable Ownership Guidelines, and must maintain such minimum Ownership Guidelines for as long as they remain an executive officer. In addition, a newly appointed Chief Executive Officer must hold a minimum of one-time their annual base salary after one year of service. Further, the Chief Executive Officer is also required to maintain their minimum Ownership Guidelines level until one year after cessation of employment.

Once an executive officer satisfies the requirement, such executive officer is required to increase their holdings of equity interests to return to the required minimum ownership level within a period of one year in the event of subsequent fluctuations in the market price of the Subordinate Voting Shares causing a decrease in the value of such holdings. The HRC Committee monitors executive officers’ share ownership to assess whether the Ownership Guidelines are met. In the event an executive officer fails to achieve the applicable ownership requirement within the prescribed time period, they will be required to retain a minimum of 50% of the after-tax number of Subordinate Voting Shares resulting from the vesting, exercise or settlement, as applicable, of RSUs, PSUs, DSUs and Options.

The following table highlights the minimum holding requirements as a multiple of base salary applicable under the Ownership Guidelines, for each of the NEOs, as well as the total number and market value of Subordinate Voting Shares and vested RSUs or PSUs held by such NEOs as of December 31, 2022:

Name and Principal Position	Share Ownership Requirements		Total Number of Subordinate and Multiple Voting Shares(2) (#)	Market Value of Subordinate and Multiple Voting Shares(3) ($)	Total Number of Vested Share Units(4) (#)	Market Value of Vested Share Units ($)	Total Market Value(3) ($)	Total Market Value as Multiple of Salary ($)	Ownership Guidelines Met (Yes or No)
	As a Multiple of Base Salary	($)(1)

Philip Fayer Chair and Chief Executive Officer	5x	3,219,000	27,857,328	734,319,166	-	-	734,319,166	228.1	Yes

David Schwartz Chief Financial Officer	1x	399,070	35,213	928,215	-	-	928,215	2.3	Yes

Yuval Ziv President	1x	500,000	36,531	962,957	28,500	751,260	1,714,217	3.4	Yes

Neil Erlick Chief Corporate Development Officer	1x	398,479	3,850	101,486	3,281	86,487	187,973	0.5	No(5)

Max Attias Group Chief Technology Officer	1x	323,956	-	-	4,637	122,231	122,231	0.4	No(5)

(1)

The amount disclosed represents a respective multiple of the annual base salary for each NEO. For Messrs. Schwartz and Erlick, their annual base salary, which is set in Canadian dollars, was converted to U.S. dollars using an exchange rate of C$1.00 = $0.7383, which represents the exchange rate on December 30, 2022, being the last trading day of 2022. For Mr. Attias, the annual salary, set in Israeli Shekels, was converted to U.S. dollars using an exchange rate of ILS1.00 = $0.2842, which represents the exchange rate on December 30, 2022.

(2)	Represents Multiple Voting Shares for Mr. Fayer and Subordinate Voting Shares for Messrs. Schwartz, Ziv and Erlick.
(3)

Based on a price of $26.36 per Subordinate Voting Share, being the 20-day volume-weighted average closing price of the Subordinate Voting Shares on the Nasdaq ending on December 30, 2022, being the last trading day in 2022.

(4)

Includes all vested share-based equity entitlements, such as PSUs and RSUs, except for 141,122 PSUs held by Mr. Erlick that vested during Fiscal 2022, since the closing price per Subordinate Voting Share on the Nasdaq on December 30, 2022 of $25.41 was below the threshold share price of $26.00 set to allow a PSU payout at such time.

(5)	Messrs. Erlick and Attias have until April 5, 2027 to meet their Ownership Guidelines.

Performance Graph

Cumulative Value of a C$100 Investment (Canadian dollars)

The following performance graph illustrates the cumulative return on a C$100 investment in the Subordinate Voting Shares, compared to the cumulative return on the S&P/TSX Composite Index for the period commencing on September 22, 2020, being the date of the TSX Listing, and ending on December 30, 2022, being the last trading day of Fiscal 2022.

	TSX Listing (September 22, 2020)	December 31, 2020	December 31, 2021	December 31, 2022

Nuvei(1)	C$100	C$169	C$178	C$75

S&P/TSX Composite Index	C$100	C$107	C$131	C$120

(1)

C$100 invested in Subordinate Voting Shares on September 22, 2020, being the date of the TSX Listing (using the closing price of our Subordinate Voting Shares on the TSX on such date, and on December 31 of each respective fiscal year).

Cumulative Value of a $100 Investment (U.S. dollars)

The Company’s financial statements are expressed in U.S. dollars, and all of the Company’s equity compensation is denominated in U.S. dollars, using the share price of the Subordinate Voting Shares traded on the TSX in U.S. dollars prior to October 8, 2021, the date of the Nasdaq Listing, and afterwards the share price of the Subordinate Voting Shares traded on the Nasdaq in U.S. dollars. The following performance graph illustrates the cumulative return on a $100 investment in such Subordinate Voting Shares, compared to the cumulative return on the S&P 500 Composite Index for the period commencing on September 22, 2020, being the date of the TSX Listing, and ending on December 30, 2022, being the last trading day of Fiscal 2022.

	TSX Listing (September 22, 2020)	December 31, 2020	December 31, 2021	December 31, 2022

Nuvei(1)	$100	$175	$188	$73

S&P 500 Composite Index	$100	$112	$142	$116

(1)

$100 invested in Subordinate Voting Shares on September 22, 2020, being the date of the TSX Listing (using the closing price of our Subordinate Voting Shares on the TSX or Nasdaq, as applicable, on such date and on December 31 of each respective fiscal year).

During the period commencing on the date of the TSX Listing up to the last trading day of Fiscal 2021, the cumulative shareholder return on an investment in the Subordinate Voting Shares was significantly above that of an investment on both the S&P/TSX Composite Index and S&P 500 Composite Index, and was below that of an investment on both the S&P/TSX Composite Index and S&P 500 Composite Index for Fiscal 2022. The trend shown by the performance graphs represents a marked growth in the Company’s share price from the date of its TSX Listing until the last month of Fiscal 2021, and a decrease in the Company’s share price from the last month of Fiscal 2021 until the end of Fiscal 2022, which is reflective of market performance in general. Total annual compensation of the NEOs over the same period followed a similar trend, increasing during Fiscal 2021 and significantly decreasing during Fiscal 2022. In Fiscal 2021, total annual compensation increased (a) due to exceptional Company performance during Fiscal 2021, resulting in the maximum annual bonus paid to several NEOs, (b) changes in the NEOs, with key management hires being appointed during Fiscal 2021 and their related hiring equity grants, and (c) special equity grants made to Messrs. Fayer, Schwartz and Ziv to motivate them to continue making a significant impact on the Company’s performance and long-term value for our shareholders and to promote their retention in an extremely competitive market for experienced senior executives. During Fiscal 2022, total annual compensation was significantly lower compared to Fiscal 2021, representing a more standard pattern of total annual compensation of the Company’s NEOs. The total compensation paid in Fiscal 2022 was also impacted by the annual bonuses being paid out at 80% of the target for Messrs. Fayer, Schwartz and Erlick as a result of the Company’s performance for the year.

Our compensation program is aimed at ensuring that the compensation we pay to our executive officers, including our NEOs, is related to factors that influence shareholder value. In order to align the interests of our executive officers with those of Nuvei, a substantial portion of compensation paid to our executive officers is in the form of long-term equity-based incentives such that the overall value of compensation paid to our NEOs is directly affected by our share price, which decreased by 25% between closing of the TSX Listing and the last trading day of Fiscal 2022.

Therefore, there is a strong correlation between the growth trend shown in the share performance graph above and the compensation levels our NEOs received during the period commencing on the closing of the TSX Listing up to the last month of Fiscal 2021, but no correlation during the period from the last month of Fiscal 2021 until the end of Fiscal 2022. Share price performance however is not the only predictor or outcome of the success of our leadership team, especially in the short term. It is one of many considerations that influence our NEO compensation decisions.

Caution should be exercised when comparing TSR performance and total NEO compensation:

•

A significant proportion of NEO compensation is granted in the form of long-term equity-based incentives, which are calculated based on grant date fair values, despite the fact that actual values will be realized only to the extent that any applicable performance targets are met and the Company’s share price increases. In the longer term, NEO compensation is directly affected by the Company’s share price performance, both negatively and positively. Option, RSU and PSU awards directly correlate to the share price and are therefore aligned with shareholder returns. At any time after the grant date, Options may be well out of the money and units may vest at 0% or have little to no value. Aggressive performance targets in combination with challenging market conditions has resulted in significant variability in long-term incentive awards since the date of grant of such awards, which had a significant impact on the awards’ current value. All Options and PSUs granted to Messrs. Fayer, Schwartz and Ziv during Fiscal 2021, as well as all Options granted to Mr. Erlick during Fiscal 2021, had nil intrinsic value on December 31, 2021, December 31, 2022 and April 3, 2023. As well, none of the PSUs granted to NEOs in Fiscal 2022 vested, since actual revenue growth in 2022 was below the minimum vesting threshold.

•

Although the graph compares the Company’s TSR performance to that of market indices, stock price performance has been affected by various factors and trends, many of which are unrelated to the Company’s financial and operational performance, such as economic uncertainty and industry trends, macroeconomic conditions, inflation, rising interest rates, fluctuations in currency exchange rates, volatility in digital assets industry, geopolitical developments, and labour shortages.

The Company’s executive compensation program is designed to support the Company’s strategic plan in the short term and to increase shareholder value over the long term by including base salary and short-term and long-term incentive awards.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table indicates, for each of the NEOs, all awards outstanding as at December 31, 2022:

Name and Principal Position	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (2) (#)	Market or payout value of share- based awards that have not vested (3) ($)	Market or payout value of vested share-based awards not paid out or distributed (4) ($)

Philip Fayer Chair and Chief Executive Officer	102,835	2.80	21-Sep-27	2,325,099	929,318	1,679,093	-
	138,936	47.21	07-Dec-30	-
	2,200,000	123.14	06-Oct-31	-

David Schwartz Chief Financial Officer	637,424	3.42	9-Sep-28	14,016,954	519,473	10,849,079	-
	52,164	47.21	7-Dec-30	-
	215,000	120.05	2-Sep-31	-

Yuval Ziv President	36,966	11.51	1-Aug-29	513,827	633,473	13,745,819	724,185
	357,143	17.22	16-Mar-30	2,925,001
	63,514	47.21	7-Dec-30	-
	350,000	120.05	2-Sep-31	-

Neil Erlick Chief Corporate Development Officer	214,286	57.50	25-Mar-26	-	65,276	1,658,663	83,370
	-	-	-	-

Max Attias Group Chief Technology Officer	8,000	47.21	7-Dec-30	-	80,611	2,048,326	117,826
	9,615	26.00	22-Sep-30	-

(1)

The value of unexercised in-the-money Options is calculated based on the difference between the exercise price of the Option, that is set in U.S. dollars and the closing price of $25.41 per Subordinate Voting Share on the Nasdaq on December 30, 2022, the last trading day of 2022.

(2)

The units disclosed for Mr. Fayer include 665,000 PSUs received under the CEO Performance Award in 2021, and 198,238 PSUs which were granted in March 2022 but are no longer outstanding, since the performance threshold required for the vesting of such PSUs was not achieved on December 31, 2022, and such PSUs were subsequently forfeited. The units disclosed for Messrs. Schwartz and Ziv include 92,512 PSUs each received in March 2022 but which are no longer outstanding, since the performance threshold required for the vesting of such PSUs was not achieved on December 31, 2022, and such PSUs were subsequently forfeited. Otherwise, all other numbers of units reported in the table for all NEOs represent RSUs.

(3)

Based on a closing price of $25.41 per Subordinate Voting Share on the Nasdaq on December 30, 2022. The intrinsic value of PSUs for Mr. Fayer is nil considering the closing price of $25.41 per Subordinate Voting Share on the Nasdaq on December 30, 2022 was below the share price hurdles triggering vesting of such PSUs granted under the CEO Performance Award. Such PSUs remain outstanding and will settle in shares subject to achievement of the applicable share hurdles on or no later than December 31, 2024. The payout value of PSUs granted to Messrs. Fayer, Schwartz and Ziv is nil since the threshold revenue growth target triggering the vesting of these PSUs was not achieved on December 31, 2022, and as such all these PSUs were forfeited.

(4)

The value of 141,122 PSUs granted to Mr. Erlick upon his hire in 2021 that vested in 2022 is nil, since the closing price per Subordinate Voting Share on the Nasdaq on December 30, 2022 of $25.41 was below the threshold share price of $26 set to allow a partial PSU payout. Such PSUs remain outstanding and will settle in shares subject to achievement of the applicable share hurdles on or no later than December 30, 2024.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table indicates, for each of the NEOs, a summary of the value of Option-based and share-based awards vested or of non-equity incentive plan compensation earned during Fiscal 2022:

Name	Option-based awards value vested (1) ($)	Share-based awards value vested (2) ($)	Non-equity incentive plan compensation value earned (3) ($)

Philip Fayer Chair and Chief Executive Officer	-	-	515,040

David Schwartz Chief Financial Officer	-	-	332,292

Yuval Ziv President	3,304,259	1,234,620	758,448

Neil Erlick Chief Corporate Development Officer	-	1,288,944	331,800

Max Attias Group Chief Technology Officer	3,904	158,652	166,779

(1)

The value of Option-based awards vested during the year is calculated based on the difference between the exercise price of the option, set in U.S. dollars, and the closing price of the Subordinate Voting Shares traded on the Nasdaq on the day on which the Options vested. Such share price was $63.48 on the March 16, 2022 vesting date in the case of Mr. Ziv, and $28.03 on the September 22, 2022 vesting date in the case of Mr. Attias. The value of Options that vested for Messrs. Fayer, Schwartz, Ziv and Attias on December 7, 2022 was nil, since the closing price of the Subordinate Voting Shares traded on the Nasdaq on such date was below the Option exercise price of $47.21.

(2)

The value of the RSUs and PSUs vested during the year is calculated based on the closing price per Subordinate Voting Share on the day on which such units vested. Specifically, the RSUs granted to Mr. Ziv vested on May 12, 2022 at a closing price of $43.32. The RSUs granted to Mr. Erlick vested on November 12, 2022 at a closing price of $33.88. The first tranche of 35,280 PSUs granted to Mr. Erlick vested on May 9, 2022 at a closing price of $44.76, while his remaining 105,842 PSUs vested on November 2, 2022 at a closing price of $28.48. The value disclosed in the table is further adjusted to reflect the award condition that the number of PSUs available for settlement will be adjusted downward to the extent the price of the Subordinate Voting Shares on the settlement date is lower than $57.50 per share, as if the PSUs had been settled on each applicable vesting date. As of December 31, 2022, the value of the 141,122 PSUs granted to Mr. Erlick was nil, since the closing price per Subordinate Voting Share on the Nasdaq on December 30, 2022 of $25.41 was below the threshold share price of $26 set to allow a partial PSU payout. Such PSUs remain outstanding and will settle in shares subject to achievement of the applicable share price hurdles on or no later than December 30, 2024. The RSUs granted to Mr. Attias vested on August 17, 2022 at a closing price of $34.50 and on November 12, 2022 at a closing price of $33.88.

(3)	Amounts are equal to those shown in the “Non-Equity Incentive Plan Compensation – Annual Incentive Plans” column in the Summary Compensation Table.

Stock Option Exercises in Fiscal 2022

No executive officers, including NEOs, exercised any Options during Fiscal 2022.

CEO Disclosed versus Realized and Realizable Compensation: Look-back Table

Given the long-term time horizon related to equity incentive awards, it takes time to confirm the alignment between the CEOs’ compensation and shareholders’ return. The following table provides a lookback at the compensation awarded to our Chair and CEO, Mr. Fayer, for the past three years since the TSX Listing, comparing his total compensation as disclosed in the Summary Compensation Table to the actual value (realized and realizable) as of December 31, 2022, illustrating how our share price affects what Mr. Fayer actually earns over time. The table also compares the value of $100 invested in the Subordinate Voting Shares over the same period to provide a comparison of Shareholder value delivered during such period. It is important to note that during Fiscal 2022, our share price has been negatively affected by various factors and trends, many of which are unrelated to the Company’s financial and operational performance, such as economic uncertainty, rising interest rates, fluctuations in currency exchange rates, and geopolitical developments.

The analysis illustrates that the executive compensation program has been performing as intended and the actual value of the Chair and CEO’s compensation is aligned with the experience of our Shareholders, in general delivering similar or a lower return than that of our Shareholders.

Fiscal Year	Total Compensation Disclosed (1)	Total Realized and Realizable Compensation at December 31, 2022			Period	Value of $100 ($)
		Realized(2)	Realizable(3)	Total		Chair and CEO(4)	Shareholders (5)

2020	3,262,450	1,074,950	2,325,099	3,400,049	Jan 1, 2020 – Dec 31, 2022	104	98

2021	112,308,349	1,908,349	2,325,099	4,233,448	Jan 1, 2021 – Dec 31, 2022	4	42

2022	16,149,448	1,149,448	4,004,192	5,153,640	Jan 1, 2022 – Dec 31, 2022	32	39

					Average	47	60

(1)	Disclosed total compensation includes base salary, annual incentive, equity-based incentives and other compensation earned, as reported in the summary compensation table each year.
(2)

Realized Total Compensation includes base salary, annual bonus and other compensation earned as disclosed in the Summary Compensation Table and all actual gains realized from an option exercise or an RSU and PSU settlement in a given fiscal year.

(3)

Realizable Total Compensation includes the value of all in-the-money stock options and all outstanding RSUs and PSUs as of December 31, 2022. The value of in-the-money options and outstanding RSUs and PSUs is calculated using the closing price of $25.41 per Subordinate Voting Shares on the Nasdaq on December 30, 2022. The value of PSUs granted under the CEO Performance Award is nil considering the closing price of $25.41 per Subordinate Voting Share on the Nasdaq on December 30, 2022 was below the share price hurdles triggering vesting of such PSUs under the CEO Performance Award. Further, the value of the PSUs granted in March 2022 was also nil since the threshold revenue growth target triggering the vesting of these PSUs was not achieved and as such all these PSUs were forfeited. Most of the realizable value is coming from the Option awards granted to Mr. Fayer prior to the TSX Listing, when the Company was private.

(4)	Represents the actual value (realized and realizable) to the Chair and CEO for each $100 of total compensation awarded (disclosed) in each fiscal year.
(5)

Represents the value of a $100 investment in Subordinate Voting Shares made on the first trading day of the period. For Fiscal 2020, considers an original investment at the TSX Listing offering price of $26.00.

A significant portion of our Chair and CEO’s compensation is granted in the form of long-term equity-based incentives, which are calculated for purposes of the Summary Compensation Table based on grant date fair values, despite the fact that actual values will be realized only to the extent that any applicable performance targets are met and the Company’s share price increases. The table below illustrates the difference between the actual value (realized and realizable) and the grant date fair value of Option, PSU and RSU awards of the Chair and CEO as reported in the Summary Compensation Table below.

The actual realizable value of the long-term equity incentive awards granted to the Chair and CEO has been 99% lower than the grant date fair value of such awards as reported in the Summary Compensation Table. In the longer term, Chair and CEO’s compensation is directly affected by the Company’s share price performance, both negatively and positively. Options, RSU and PSU awards directly correlate to the share price and are therefore aligned with shareholder returns.

Grant Date	Equity Type	Number of Units(1) (#)	Number of Options(1) (#)	Exercise Price of Options ($)	Grant Date Fair Value(2) ($)	Actual Value (Realized and Realizable) at Dec 31, 2022(3) ($)

December 7, 2020	Options	-	138,936	47.21	2,187,500	-

October 6, 2021	Performance Options	-	2,200,000	123.14	63,900,000	-

October 6, 2021	PSU	665,000	-	-	46,500,000	-

March 11, 2022	PSU	198,238	-	-	11,250,000	-

March 11, 2022	RSU	66,080	-	-	3,750,000	1,679,093

Total (Grant Date Value vs Actual Value)					127,587,500	1,679,093

Reported vs Actual Value (%)						1.3%

(1)

Represents all Options, PSU and RSU awards granted to Mr. Fayer. PSUs are reported at target. All Options and RSUs remain outstanding and have not been exercised or settled for value. PSUs granted in March 2022 were forfeited since the threshold revenue growth target triggering the vesting of these PSUs was not achieved.

(2)	Represents the grant date fair value of respective equity awards as disclosed in the Summary Compensation Table.
(3)

Based on the closing price of $25.41 per Subordinate Voting Share on the Nasdaq on December 30, 2022, being the last trading day of 2022. Realizable Total Compensation includes the value of all in-the-money stock options and all outstanding RSUs and PSUs as of December 31, 2022. The value of PSUs granted under the CEO Performance Award is nil considering the closing price of $25.41 per Subordinate Voting Share on the Nasdaq on December 30, 2022 was below the share price hurdles triggering vesting of such PSUs under the CEO Performance Award. Further, the value of the PSUs granted in March 2022 was also nil since the threshold revenue growth target triggering the vesting of these PSUs was not achieved and as such all these PSUs were forfeited.

Summary Compensation Table

The following table sets out information concerning the compensation paid or awarded by the Company to the NEOs during Fiscal, 2022, Fiscal 2021 and Fiscal 2020.

The value of share-based awards and Option-based awards shown for NEOs reflects the estimated fair value of RSU and PSU awards or Options, as applicable, on their respective date of grant. Accordingly, this value has not actually been realized by our NEOs and the actual value realized, if any, may differ. Values can vary significantly from year to year based on fluctuations in share price, corporate performance and the timing of vesting or exercise, as applicable. Aggressive performance targets in combination with difficult market conditions have resulted in significant variability in these long-term incentive awards since their date of grant, which had a significant impact on the awards’ current value. All PSUs granted to Mr. Fayer in Fiscal 2021 had nil intrinsic value on December 31, 2021, December 31, 2022, and on April 3, 2023, and none of the PSUs granted to NEOs in Fiscal 2022 vested, since actual revenue growth in 2022 was below the minimum vesting threshold. All Options granted to Messrs. Fayer, Schwartz, Ziv and Erlick during Fiscal 2021 had nil intrinsic value on December 31, 2021, December 31, 2022, and on April 3, 2023. At any time after the grant date, units may vest at 0% or have little to no value and Options may be well out-of-the money. Accordingly, caution should be exercised when reviewing the estimated grant date fair values and total compensation reported in the Summary Compensation Table. See the section entitled “CEO Disclosed versus Realized and Realizable Compensation: Look-back Table” for a summary of the actual value realized of RSU and PSU awards or Options by our Chair and CEO.

Name and Principal Position	Fiscal Year	Salary (1) (2) ($)	Share- based awards (3) ($)	Option- based awards (4) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation (1) (6) ($)	Total compensation(1) ($)
					Annual incentive plans (5) ($)	Long- term incentive plans ($)

Philip Fayer Chair and Chief Executive Officer	2022	629,195	15,000,000(7)	-	515,040	-	-	5,213	16,149,448
	2021	653,199	46,500,000	63,900,000	1,250,000	-	-	5,150	112,308,349
	2020	461,825	-	2,187,500	607,128	-	-	5,997	3,262,450

David Schwartz Chief Financial Officer	2022	413,230	20,500,000(8)	-	332,292	-	-	26,600	21,272,122
	2021	418,686	-	9,099,315	418,686	-	-	26,874	9,963,561
	2020	398,408	-	821,304	195,593	-	-	25,604	1,440,909

Yuval Ziv (9) President	2022	500,564	20,500,000(8)	-	758,448	-	-	31,412	21,790,424
	2021	501,133	9,641,411	14,601,430	1,064,653	-	-	610	25,809,237
	2020	499,203	-	1,545,659	750,000	-	-	587	2,795,449

Neil Erlick (10) Chief Corporate Development Officer	2022	412,615	1,984,965	-	331,800	-	-	5,213	2,734,593
	2021	408,400	9,129,708	3,076,851	418,047	-	-	5,150	13,038,156
	2020	-	-	-	-	-	-	-	-

Max Attias (11) Group Chief Technology Officer	2022	339,514	2,379,800	-	166,779	-	-	69,016	2,955,109
	2021	250,857	1,725,090	68,940	131,003	-	-	56,513	2,232,403
	2020	222,615	-	130,892	162,378	-	-	50,669	566,554

(1)

Compensation of Messrs. Fayer, Schwartz and Erlick is paid in Canadian dollars, and was converted to U.S. dollars for the table above at the exchange rate of C$1.00 = US$0.7454 for Fiscal 2020, C$1.00 = US$0.7978 for Fiscal 2021 and C$1.00 = US$0.7685 for Fiscal 2022, which represents, in each case, the average exchange rate over that period, except as detailed below. Compensation for Mr. Ziv is set in U.S. dollars, but paid in Bulgarian Lev, except as detailed below, and has been converted for the table above at the exchange rate of BGN1.00 = US$0.5826 for Fiscal 2020, BGN1.00 = US$0.6047 for Fiscal 2021 and BGN1.00 = US$0.5376 for Fiscal 2022, which represents, in each case, the average exchange rate over that period. Compensation for Mr. Attias is paid in Israeli Shekels and has been converted for the table above at the exchange rate of ILS1.00 = US$0.2910 for Fiscal 2020, ILS1.00 = US$0.3097 for Fiscal 2021 and ILS1.00 = US$0.2978 for Fiscal 2022, which represents, in each case, the average exchange rate over that period.

(2)

Base salary of Mr. Fayer was increased from C$500,000 to $625,000 in September 2020 to reflect increased responsibilities as a Chair and Chief Executive Officer of a public company following the TSX Listing in September 2020. Mr. Fayer’s salary was further increased to $643,800 as of March 1, 2022. The salary is set in U.S. dollars. The difference between the salary reported in the table above and his annual base salary of $643,800 is partially due to a fixed exchange rate determined at the time his new base salary was set in March 2022 to facilitate payroll administration. The annual base salary of Mr. Schwartz was set at C$524,800 in both 2020 and 2021 and increased to C$540,500 in March 2022. The base salary of Mr. Ziv was set at an annual rate of $500,000 since 2020. The annual base salary of Mr. Erlick was set at C$524,000 upon his hire on January 5, 2021 and increased to C$539,700 in March 2022. The annual base salary of Mr. Attias was increased from ILS 780,000 to ILS 810,000 for 2021 and to ILS 1,140,000 as of January 1, 2022, reflecting his promotion to Group Chief Technology Officer in late 2021.

(3)

The grant date fair value of the RSUs granted to Messrs. Fayer, Schwartz and Ziv on March 11, 2022 is based on the closing price of $56.75 per Subordinate Voting Share on the Nasdaq on March 10, 2022, while the accounting fair value of such RSUs is based on the closing price of $49.76 per Subordinate Voting Share on the Nasdaq on March 8, 2022, being the date of the Company’s earnings release. The accounting expense for the PSUs granted to Messrs. Fayer, Schwartz and Ziv in Fiscal 2022 is nil, since the performance threshold required for the vesting of such PSUs was not achieved, and as such these PSUs have been forfeited. The grant date fair value of the RSUs granted to Messrs. Erlick and Attias on March 11, 2022 is based on the closing price of $56.75 per Subordinate Voting Share on the Nasdaq on March 10, 2022, while the accounting fair value of these RSUs is based on the closing price of $67.00 per Subordinate Voting Share on the Nasdaq on March 17, 2022, being the date of the employee communication in respect of these RSUs, following the Board’s approval. The grant date fair value of the PSU awards granted to Mr. Fayer under the CEO Performance Award in Fiscal 2021 is the same as the accounting fair value determined in accordance with IFRS 2 Share-based Payments, reflecting Monte-Carlo valuation model assumptions, specifically a share price volatility of 37% and 1.4 years to meet the market condition/price hurdles. See the section entitled “CEO Disclosed versus Realized and Realizable Compensation: Look-back Table” above for a summary of the actual value realized of RSU and PSU awards by our Chair and CEO.

(4)

No Option-based awards were granted in Fiscal 2022. The grant date fair value of the time-based Options was estimated using the Black-Scholes method (as it is the methodology also used for accounting purposes) based on the following assumptions:

Assumptions	Sept. 2, 2021 Grant (Mr. Schwartz)	Sept. 2, 2021 Grant (Mr. Ziv)	March 25, 2021 Grant	Dec. 7, 2020 Grant (Messrs. Fayer, Schwartz and Ziv)	Dec. 7, 2020 Grant (Mr. Attias)	Sept. 22, 2020 Grant	March 16, 2020 Grant

Risk-free interest rate	0.78%	0.78%	0.82%	0.52%	0.52%	0.26%	0.49%

Expected life	6.25 years	6.5 years	3.5 years	6 years	6.5 years	5 years	5 years

Expected volatility	34.8%	33.5%	32.5%	34%	34%	31%	27.6%

Dividend yield	0%	0%	0%	0%	0%	0%	0%

Grant Date Fair Value (per option)	$42.32	$41.72	$14.36	$15.74	$16.36	$7.17	$1.55

The grant date fair value of the performance-based Options granted to Mr. Fayer on October 6, 2021 was determined using a Monte Carlo valuation model, considering a share price volatility of 33% and 3.1 years to meet the first share price hurdle and 4 years to meet the second share price hurdle required for the Options to vest. The fair value on the grant date of Options is the same as the accounting fair value determined in accordance with IFRS 2 Share-based Payments. The 9,615 Options with the grant date fair value of $68,940 shown for Mr. Attias in Fiscal 2021 were transferred to, and became earned by, Mr. Attias on March 27, 2021 as permitted by applicable provisions of the Omnibus Incentive Plan. See the section entitled “CEO Disclosed versus Realized and Realizable Compensation: Look-back Table” above for a summary of the actual value realized of Options by our Chair and CEO.

(5)

The annual bonus for Fiscal 2022 for Mr. Fayer was determined in U.S. dollars ($515,040). The bonus for Fiscal 2022 for Mr. Ziv was set in Euro, at a rate of EUR 720,000, and was converted to U.S. dollars at a rate of EUR1.00 = US$1.0534, representing an average exchange rate for the period. The amount disclosed for Mr. Attias for Fiscal 2020 also includes an amount of $43,650 representing a second installment of his retention bonus granted following the acquisition of SafeCharge by Nuvei.

(6)

Except for Mr. Attias, no other NEOs received perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their base salary. The amounts disclosed for Messrs. Fayer, Schwartz and Erlick represent annual premiums the Company pays for the executive group insurance coverage, specifically medical, dental, disability and life insurance. The amount for Mr. Schwartz also includes a contribution to his personal RRSP in the amount of $21,387 in 2022, $21,724 in 2021 and $19,753 in 2020 (see “Pension Benefits”). The amount disclosed for Mr. Ziv represents the Company contributions to his personal retirement account under the Bulgarian Universal Pension Fund (see “Pension Benefits”) and an amount of $30,815 in vacation allowance. For Mr. Attias, the amounts for Fiscal 2022 include an amount of $50,479 representing mandatory pension and statutory severance contributions required by law (see “Pension Benefits”), an amount of $10,722 in car allowance, an amount of $4,210 in mandatory payments into Education Fund and recovery/recuperation payments, both required by law, and $3,605 in other perquisites. The value for Fiscal 2021 includes an amount of $37,205 representing mandatory pension and statutory severance contributions required by law, an amount of $11,149 in car allowance, an amount of $6,020 in mandatory payments into Education Fund and recovery/recuperation payments, both required by law, and $2,140 in other perquisites. The amounts for Fiscal 2020 include an amount of $33,015 representing mandatory pension and statutory severance contributions required by law, an amount of $10,476 in car allowance, an amount of $5,198 in mandatory payments into Education Fund and recovery/recuperation payments and $1,979 in other perquisites.

(7)

Of this amount, $11.25 million represents the grant date fair value of PSUs which have since been forfeited and are therefore of nil value. The remainder represents the grant date fair value of the RSUs granted in March 2022, which remain outstanding.

(8)

Of this amount, $5.25 million represents the grant date fair value of PSUs which have since been forfeited and are therefore of nil value. The remainder represents the grant date fair value of the RSUs granted in March 2022 and those granted in November 2022, as an advance of the March 2023 annual grants and to address the unvested retention value gap associated with the outstanding equity awards held by these NEOs, which remain outstanding.

(9)	Mr. Ziv was promoted to President on February 17, 2022.
(10)	Mr. Erlick joined the Company on January 5, 2021.
(11)	Mr. Attias was promoted to Group Chief Technology Officer on October 1, 2021.

Employment Agreements, Termination and Change of Control Benefits

Philip Fayer, Chair and Chief Executive Officer

Mr. Fayer’s employment agreement provides that in the event Mr. Fayer is terminated other than for cause or in case of a constructive dismissal defined as either his title of Chief Executive Officer being changed or his annual salary and other benefits being substantially reduced, he is entitled to receive 18 months of the average of the total compensation received in the two years prior to the year of his employment termination date.

Mr. Fayer’s employment agreement also contains non-competition and non-solicitation covenants which are in effect during the period of his employment and for 18 months thereafter.

In addition, the agreement provides that, for so long as such agreement is in force, the Company agrees to include Mr. Fayer in the list of nominees proposed as directors by the Company, by indicating such nomination in the management proxy circular for the election of directors of the Company.

In the event that the employment of Mr. Fayer is terminated other than for cause or resignation, or in the case of his death or disability, all vested portions of his CEO Performance Awards will expire on the earlier of (i) 90 days after the effective date of termination or other event; and (ii) the expiry date of such vested portion of his CEO Performance Awards, and all portions of his CEO Performance Awards that have not yet vested will expire immediately upon such termination or other event. In the event that the employment of Mr. Fayer is terminated for cause, all vested and unvested portions of his CEO Performance Awards will terminate effective as of the date of termination. If Mr. Fayer retires or resigns, all vested and unvested portions of his CEO Performance Awards will terminate effective as of the date of resignation.

In the event of a Change in Control (as defined in the Omnibus Incentive Plan) of the Company, any portion of the CEO Performance Awards for which the share price hurdle has not been previously satisfied will be deemed earned to the extent the price per share (plus the value of any other consideration received by our shareholders) pursuant to such change of control transaction equals or exceeds the share price hurdle applicable to such CEO Performance Awards. If the transaction price falls between the two price hurdles, a pro rata portion of the tranche that is subject to the higher of such two price hurdles will be deemed earned using linear interpolation, and any other portion of the CEO Performance Awards will be forfeited in its entirety.

David Schwartz, Chief Financial Officer

Mr. Schwartz’s employment agreement provides that in the event Mr. Schwartz is terminated other than for cause, death or incapacity, he is entitled to receive (a) 18 months of base salary, and (b) an amount equal to 150% of the average annual bonus received in the two years prior to his termination date. Mr. Schwartz’s agreement also provides that he will continue to benefit from any entitlements under the Company’s group benefits plan (or receive an amount equal to the cost of acquiring equivalent private coverage) for up to 18 months following his termination date.

Mr. Schwartz’s employment agreement also contains a non-solicitation covenant which is in effect during the period of his employment and for 18 months thereafter.

Yuval Ziv, President

The employment agreement with Mr. Ziv may be terminated by either Mr. Ziv or the Company at any time with six months’ prior notice (or salary and benefits in lieu of notice by the Company), unless the Company terminates Mr. Ziv for cause in which case he will not be entitled to notice or any severance pay.

Mr. Ziv’s employment agreement also contains a non-competition covenant which is in effect during Mr. Ziv’s employment and for 12 months thereafter. In addition, Mr. Ziv’s employment agreement contains a non-solicitation covenant, which is in effect during the period of his employment and for periods of either 12 or 24 months following his termination date, as it pertains to employees and business relationships of the Company, respectively. In the event Mr. Ziv resigns or is not terminated for cause, Mr. Ziv’s non-competition covenant is subject to a condition that the Company pay Mr. Ziv monthly compensation of $41,670 per month during the first six months of the non-competition period.

Neil Erlick, Chief Corporate Development Officer

If Mr. Erlick is terminated other than for cause, death or incapacity, he is entitled to receive 12 months of base salary equal to the greater of the average of his annual base salary received in the two years prior to the year of his termination date, or C$524,000.

Mr. Erlick’s employment agreement also contains non-competition and non-solicitation covenants which are in effect during the period of his employment and for 12 months and five years thereafter, respectively.

Max Attias, Group Chief Technology Officer

The employment agreement with Mr. Attias may be terminated by either Mr. Attias or the Company at any time with three months’ prior notice (or salary and benefits in lieu of notice by the Company), unless the Company terminates Mr. Attias for cause or due to death or disability, in which cases he will not be entitled to notice or any severance pay.

Mr. Attias’s employment agreement also contains non-competition and non-solicitation covenants which are both in effect during Mr. Attias’s employment and for 12 months thereafter.

The following table shows the incremental payments that would be paid respectively to each NEO upon the occurrence of certain events, assuming the event took place on December 31, 2022:

Name	Event	Severance (1)(2) ($)	Options (3)(4) ($)	Share Units (3)(4) ($)	Total ($)

Philip Fayer Chair and Chief Executive Officer	Termination without cause or due to incapacity	2,189,814	-	452,374	2,642,188
	Death (5)	-	-	1,679,093	1,679,093
	Change of Control (6)	-	-	1,679,093	1,679,093

David Schwartz Chief Financial Officer	Termination without cause or due to incapacity	1,136,167	-	1,044,631	2,180,798
	Death (5)	-	-	10,849,079	10,849,079
	Change of Control (6)	-	-	10,849,079	10,849,079

Name	Event	Severance (1)(2) ($)	Options (3)(4) ($)	Share Units (3)(4) ($)	Total ($)

Yuval Ziv President	Termination without cause or due to incapacity	500,323	-	1,506,915	2,007,238
	Death (5)	-	-	13,745,819	13,745,819
	Change of Control (6)	-	1,755,002	13,745,819	15,500,821

Neil Erlick Chief Corporate Development Officer	Termination without cause or due to incapacity	398,479	-	131,395	529,874
	Death (5)	-	-	1,658,663	1,658,663
	Change of Control (6)	-	-	1,658,663	1,658,663

Max Attias Group Chief Technology Officer	Termination without cause or due to incapacity	97,452	-	182,901	280,353
	Death (5)	-	-	2,048,326	2,048,326
	Change of Control (6)	-	-	2,048,326	2,048,326

(1)

Severance payments are calculated based on base salary as of December 31, 2022. For Mr. Fayer, the amount is based on the average of the total compensation received in the two years prior to the year of termination. For Mr. Schwartz, the amount includes 150% of the average of his annual bonus paid in the two years prior to the year of termination, as well as an amount equivalent to the value of his group insurance. For Mr. Ziv, the amount includes the value of his pension contributions for 6 months and the amount of $41,670 in exchange for enforcement of his non-compete covenants per his employment agreement. For Mr. Attias, the amount includes the value of his car allowance, company pension contributions and other perquisites to which he would be entitled as part of his employment agreement.

(2)

Severance for Messrs. Fayer, Schwartz and Erlick would be paid in Canadian dollars, and has been converted to USD for the table above at the exchange rate C$1.00 = US$0.7383, which represents the exchange rate on December 30, 2022, being the last trading day of 2022. The severance for Mr. Attias would be paid in Israeli Shekels and has been converted for the table above at the exchange rate of ILS1.00 = US$0.2842, which represents the exchange rate on December 30, 2022. The severance for Mr. Ziv would be paid in Bulgarian Lev and has been converted at the exchange rate of 1BGN = US$0.5453, which represents the exchange rate on December 30, 2022.

(3)

The amounts shown include the value of unvested in-the-money Options and unvested RSUs that will be accelerated on a pro-rata basis over applicable vesting or performance period upon termination for any reason other than cause, death and resignation (except for the PSUs and Options granted to Mr. Fayer under the CEO Performance Award, with all such unvested PSUs and Options cancelled on the termination date) and based on a closing price of $25.41 per Subordinate Voting Share on the Nasdaq on December 30, 2022, being the last trading day of 2022. The amounts do not include PSUs granted to Messrs. Fayer, Schwartz and Ziv in March 2022, since the performance threshold required for vesting of such PSUs was not achieved on December 31, 2022, and such PSUs were subsequently forfeited.

(4)

Pursuant to the Omnibus Incentive Plan, vesting of equity-based awards will be accelerated on a pro-rata basis over applicable vesting or performance period upon termination for any reason other than cause, death and resignation, except for the PSUs and Options granted to Mr. Fayer under the CEO Performance Award, with all such unvested PSUs and options cancelled on the termination date. Unvested Options granted under the Legacy Option Plan are cancelled upon termination.

(5)

Pursuant to the Omnibus Incentive Plan, vesting of equity-based awards is accelerated upon NEO’s death, except for the PSUs and Options granted to Mr. Fayer under the CEO Performance Award, with all such unvested options and PSUs cancelled on the date of death. Options granted under the Legacy Option Plan are cancelled upon death.

(6)

In the event of Change of Control (as defined in the Omnibus Incentive Plan), acceleration of vesting of PSUs, RSUs and Options is one of several measures that the Board may decide to take in accordance with applicable provisions of the Omnibus Incentive Plan and is subject to the Board’s discretion based on all relevant factors and applicable circumstances. Under the Legacy Option Plan, in the event of a Trigger Event (as defined in the Legacy Option Plan, which definition encompasses a change of control), the Board has discretion to accelerate, in whole or in part, the vesting of any or all outstanding Options to provide that such outstanding Options would be fully vested and exercisable contemporaneously with the completion of the transaction resulting in the Trigger Event, amongst other measures. The table above assumes accelerated vesting of all outstanding PSUs, RSUs and Options (both under the Omnibus Incentive Plan and the Legacy Option Plan). In light of the closing price of $25.41 per Subordinate Voting Shares on the Nasdaq as at December 30, 2022, being the last trading day of 2022, relative to the share price hurdles applicable to the CEO Performance Award, it was assumed for purposes of this table that in the event of a change of control of the Company occurring on December 31, 2022, none of the PSUs or Options forming part of the CEO Performance Award would be deemed earned as a result of such Change of Control.

DIRECTOR COMPENSATION

The Company’s director compensation program is designed to (i) attract and retain the most qualified individuals to serve on the Board and its committees, (ii) align the interests of the directors with the long-term interests of the Company’s shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective director.

The CGN Committee is mandated by the Board to review periodically the amount and form of compensation of Outside Directors. As part of this review, the CGN Committee considers the appropriateness of retaining independent consultants to advise its members on questions concerning director compensation.

For Fiscal 2022, the CGN Committee retained the Compensation Consultant to benchmark the compensation paid to Nuvei’s Outside Directors against market data gathered from the Peer Group. Based on the results of the benchmarking study, which showed that Nuvei’s director compensation was positioned below the 25th percentile of the Peer Group, the CGN Committee recommended to the Board several adjustments to Outside Directors’ compensation to take effect as of the second quarter of Fiscal 2022.

These adjustments aimed to position the Outside Directors’ compensation around the 50th percentile of the Peer Group and resulted in an increase of the Lead Director’s cash and equity retainers to $55,000 and $185,000, respectively, an increase of the Board members’ cash and equity retainers to $45,000 and $175,000, respectively, an increase of the retainers for the Audit Committee, the HRC Committee and the CGN Committee to $20,000, $15,000 and $10,000, respectively, and an increase of the retainers for the Audit Committee, the HRC Committee and the CGN Committee to $10,000, $7,500 and $5,000, respectively.

Philip Fayer has not and will not be entitled to any compensation as a director of Nuvei.

Annual Retainers

During Fiscal 2022, the annual retainers for Outside Directors were as follows:

Annual Retainer

Lead Director

Cash Retainer	$55,000

Equity Retainer	$185,000

Member of the Board

Cash Retainer	$45,000

Equity Retainer	$175,000

Committee Chair Retainer

Chair of the Audit Committee	$20,000

Chair of the HRC Committee	$15,000

Chair of the CGN Committee	$10,000

Annual Retainer

Additional Committee Member Retainer

Member of the Audit Committee	$10,000

Member of the HRC Committee	$7,500

Member of the GNC Committee	$5,000

The equity retainer is payable in DSUs. Each director may also elect to receive up to 100% of their cash retainer in the form of DSUs. The cash and equity retainers are payable on a quarterly basis with the number of DSUs to be issued being determined based on the volume-weighted average trading price of the Subordinate Voting Shares on the TSX (in USD and, as of the Nasdaq Listing, the Nasdaq) for the five trading days prior to each such issuance. While DSUs vest immediately, they are only paid out when a director ceases to be a member of the Board. Please refer to “APPENDIX – Omnibus Incentive Plan” for relevant details on the Omnibus Incentive Plan.

The Company does not offer a meeting attendance fee for Board members. The total retainer is deemed to be full payment for their role as director. An exception to this approach may be made in the event of a special transaction or other special circumstance that would require more meetings than are typically required. In March 2022, based on the recommendation of the HRC Committee and in consultation with the Compensation Consultant, the Board awarded Michael Hanley a special one-time award of DSUs valued at three times the annual Audit Committee Chair retainer in recognition of his chairmanship of a special committee of independent directors formed in December 2021. This award was granted on March 11, 2022 and consisted of 635 DSUs.

Directors are entitled to be reimbursed for reasonable travel and other expenses incurred by them in carrying out their duties as directors. Other than the payout of DSUs in accordance with their terms, there are currently no service contracts or agreements, or predetermined plans or arrangements, between the Company and any of the directors with respect to payments upon termination of their services as a director.

Share Ownership Requirements

On April 5, 2022, the Board adopted the Ownership Guidelines pursuant to which Outside Directors are required to maintain minimum holdings of equity. Each Outside Director is expected to hold at least five times the value of their annual Board retainer (including cash and equity retainers) in Subordinate Voting Shares and/or DSUs.

Equity interests held by the Outside Directors are valued on the first trading day of each fiscal year using the higher of (i) the closing price of the Subordinate Voting Shares as reported on the Nasdaq or the TSX on the last trading day of the prior fiscal year and (ii) the 20-day volume-weighted average closing price of the Subordinate Voting Shares on the Nasdaq or the TSX ending on the last trading day of the prior fiscal year.

Outside Directors are expected to achieve compliance with these guidelines by the later of (i) within five years of their date of appointment or election as a director of the Company, or (ii) April 5, 2027, being five years from the date the Ownership Guidelines were adopted, and to subsequently maintain such minimum ownership position for the duration of their tenure. In addition, newly appointed or elected Outside Directors must hold a minimum of one time the value of the annual Board retainer after one year of service.

The following table highlights the minimum holding requirements as a multiple of the annual Board retainer applicable under the Ownership Guidelines, for each of the Outside Directors, as well as the total number and market value of Subordinate Voting Shares and DSUs held by such Outside Directors as at December 31, 2022:

Name	Share Ownership Requirements		Total Number of Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares (1) ($)	Total Number of DSUs (#)	Market Value of DSUs (1) ($)	Ownership Guidelines Met (Yes or No)
	As a Multiple of Annual Retainer	($)

Timothy A. Dent	5x	525,000	-	-	3,734	98,428	No(2)

Michael Hanley(3)	5x	525,000	38,460	1,013,806	8,069	212,699	Yes

Maren Hwei Chyun Lau	5x	525,000	-	-	3,464	91,311	No(2)

David Lewin	5x	525,000	-	-	9,406	247,942	No(2)

Daniela Mielke	5x	525,000	17,135	451,679	9,184	242,090	Yes

Pascal Tremblay	5x	525,000	-	-	8,808	232,179	No(2)

Samir Zabaneh	5x	525,000	5,770	152,097	5,931	156,341	No(2)

(1)

Based on a price of $26.36 per Subordinate Voting Share, being the 20-day volume weighted average closing price of the Subordinate Voting Shares on the Nasdaq ending on December 30, 2022, being the last trading day of 2022.

(2)

As at April 3, 2023 and based on the closing price of $42.93 of the Subordinate Voting Shares on the Nasdaq on such date, Mr. Zabaneh would meet the Ownership Guidelines. Outside Directors are expected to achieve compliance with the Ownership Guidelines by the later of (i) within five years of their date of appointment or election as a director of the Company, or (ii) April 5, 2027 (being five years from the date the Ownership Guidelines were adopted).

(3)	Mr. Hanley will be retiring from our Board at the close of the Meeting.

Director Compensation Table

The following table indicates, for each Outside Director, a summary of the compensation received during or in respect of Fiscal 2022:

Name	Fees earned ($)	Share- based awards(1) ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation(2) ($)	Total compensation ($)

Timothy A. Dent	-	96,019	-	-	-	-	96,019

Michael Hanley	76,330	160,625	-	-	-	-	236,955

Maren Hwei Chyun Lau	-	89,076	-	-	-	-	89,076

David Lewin	-	214,187	-	-	-	-	214,187

Daniela Mielke	-	211,043	-	-	-	-	211,043

Pascal Tremblay	-	196,859	-	-	-	-	196,859

Samir Zabaneh	-	174,698	-	-	-	-	174,698

(1)

Represents DSUs granted to Outside Directors for Fiscal 2022 on March 31, 2022, June 30, 2022, September 30, 2022 and January 3, 2023, the value of which is calculated based on the grant date fair value of the awards under the Omnibus Incentive Plan. The grant date fair value of share-based awards paid during Fiscal 2022 is calculated based on the weighted average trading price of the Subordinate Voting Shares on the TSX or the Nasdaq, as applicable, for the five trading days prior to the grant date. Certain Outside Directors have elected to receive some or all of their cash retainers in DSUs.

(2)	None of the non-management directors received perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their annual retainers.

Director Incentive Plan Awards

Outstanding Share-Based Awards

The following table indicates, for each Outside Director, all awards outstanding as at December 31, 2022(1):

Name	Share-based awards
	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(2) ($)

Timothy A. Dent	-	-	94,881

Michael Hanley	-	-	205,033

Maren Hwei Chyun Lau	-	-	88,020

David Lewin	-	-	239,006

Daniela Mielke	-	-	233,365

Pascal Tremblay	-	-	223,811

Samir Zabaneh	-	-	150,707

(1)

Including for this purpose, DSUs that are credited in payment of the applicable portion of the Board retainer, and if applicable, committee retainers, earned for the quarter ended on December 31, 2022 and issued on January 3, 2023.

(2)

Represents the payout value of DSUs calculated based on a price of $25.41 per Subordinate Voting Share, being the closing price of the Subordinate Voting Shares on the Nasdaq on December 30, 2022, the last trading day of 2022.

CORPORATE GOVERNANCE

We consider strong and transparent corporate governance practices to be an important factor in the overall success of the Company. We understand that sound corporate governance is essential to assisting Nuvei in achieving superior results in creating and maintaining long term shareholder value and we are committed to adopting and adhering to high standards in corporate governance. Our Corporate Governance Guidelines, which are available on our website at https://investors.nuvei.com, reflect this commitment and we review and revise these Guidelines on an ongoing basis.

Sound corporate governance is essential to our achievement of superior results in creating and maintaining long term shareholder value.

As a Canadian reporting issuer with securities listed on the TSX, our governance policies and practices comply with all applicable rules adopted by the CSA, as well as the governance requirements of the TSX. In addition, as a reporting issuer in the United States with securities listed on the Nasdaq, we are subject to the governance requirements of the Nasdaq and the rules and regulations of the SEC. Since Nuvei is a “foreign private issuer”, as defined in SEC rules and regulations, we are entitled to follow certain Canadian corporate governance practices that differ from the corporate governance requirements applicable to U.S. domestic public companies listed on the Nasdaq.

Except as summarized in our Annual Report on Form 40-F, which was filed with the SEC on March 8, 2023 and is available on www.sec.gov, we follow most Nasdaq corporate governance standards. The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance. Our Board approved the disclosure of our corporate governance practices in this Circular on the recommendation of the CGN Committee.

Dual-Class Share Structure

Nuvei has three principal shareholders, Novacap, CDPQ, and Philip Fayer, Nuvei’s founder, Chair and Chief Executive Officer (the “Principal Shareholders”). Nuvei’s dual-class share structure, which consists of Subordinate Voting Shares and Multiple Voting Shares, has been in place since the TSX Listing. As at April 3, 2023, Novacap, CDPQ and Philip Fayer held approximately 40.17%, 23.21% and 36.62%, respectively, of Nuvei’s Multiple Voting Shares and 37.12%, 21.44% and 33.84%, respectively, of Nuvei’s outstanding voting rights. See “Voting Shares and Principal Holders Thereof”.

The Board believes that this dual-class share structure positions the Company to deliver long-term value for its shareholders and other stakeholders. The Board also believes that there are appropriate corporate governance structures, practices and procedures in place to ensure the Board’s independence from management and to ensure that actual or potential conflicts of interest between the Company and the Principal Shareholders are dealt with appropriately.

Independence of the Board

Majority Independent Directors

Our Board is comprised of eight directors, seven of whom are independent within the meaning of applicable Canadian laws and regulations, and the rules and listing standards of the Nasdaq. Our independent Board members are Timothy A. Dent, Michael Hanley, Maren Hwei Chyun Lau, David Lewin,

Daniela Mielke, Pascal Tremblay and Samir Zabaneh. The only non-independent member of our Board is Philip Fayer, our Chair and Chief Executive Officer.

The Board determines annually whether each member of the Board is independent in accordance with applicable securities legislation, taking into consideration the results of independence questionnaires completed by each director as well as other factual circumstances reviewed on an ongoing basis.

Chair and Lead Director

Philip Fayer, our Chief Executive Officer, is the Chair of the Board. The Board believes that combining the Chair and Chief Executive Officer positions under the strong leadership of Mr. Fayer, Nuvei’s founder, is beneficial for the Company. Since the positions of Chair of the Board and Chief Executive Officer are held by the same person, and in recognition of the importance of independent Board oversight, the Board appointed the Chair of the Audit Committee, Michael Hanley, as Lead Director. As Michael Hanley will be retiring from our Board at the close of the Meeting, Samir Zabaneh is currently expected to be named as Lead Director following the Meeting, subject to his re-election at the Meeting. See the section entitled “Position Descriptions” for a summary of the position descriptions of the Chair of the Board and of the Lead Director.

Interlocking Directorships

To maintain director independence and to avoid potential conflicts of interest, the Board has approved guidelines to limit interlocking directorships. Accordingly, unless otherwise determined by the Chair of the CGN Committee, no more than two directors may serve together on the board of another public company, and directors may not serve together on the boards of more than two other public companies. As at the date hereof, no director nominees serve together on the boards of other public companies.

Meetings of Independent Directors

To maintain independence from management, during every quarterly and special meeting of the Board, the independent directors hold in-camera sessions without the presence of management or non-independent directors. Such discussions are led by the Company’s Lead Director. During Fiscal 2022, five in-camera sessions of the Board were held. Similarly, each committee holds in-camera sessions without members of management or non-independent directors at every quarterly meeting and at special meetings when appropriate, under the chairmanship of the committee chair. The Audit Committee held six in-camera sessions, the CGN Committee held three in-camera sessions and the HRC Committee held three in-camera sessions during Fiscal 2022. The GHRC Committee, which was replaced in April 2022 by the CGN and HRC Committees, held two in-camera sessions during Fiscal 2022.

Conflicts of Interest and Related Party Transactions

In accordance with applicable law, if a director or officer holds an interest in a transaction or agreement under consideration at a Board meeting or a meeting of a committee of the Board, that director or officer may not be present at the time the Board or committee deliberates such transaction or agreement and abstains from voting on the matter, subject to certain limited exceptions provided for in the CBCA.

In addition, the CGN Committee monitors conflicts of interest (actual or perceived) of both the directors and officers in accordance with the Code of Ethics. The Code of Ethics requires that a statement be completed and signed by all employees, including senior management, as well as all directors, requiring any potential, apparent or real conflict of interest involving employees, management or directors to be disclosed.

Moreover, the Audit Committee is responsible for reviewing all actual or potential conflicts of interest as well as any related party transactions in accordance with the Company’s Related Person Transactions Policy. In reviewing and making recommendations regarding related party transactions, the Audit Committee will seek to ensure that the terms of any such transaction reflect those which would typically be negotiated between arm’s length parties, that any value paid in the transaction represents fair market value, and that the transaction is in the best interests of the Company.

In the case of any potential conflicts of interest involving directors, the Audit Committee reviews whether the relevant director or directors may vote on any matter involving such potential conflict. The completion of annual questionnaires by each director also assists in identifying possible conflicts of interest and related party transactions.

Board Charter

It is the duty of the Board to supervise the management of the Company’s business and affairs, with a view to its long-term interests. Although management conducts the day-to-day operations of the Company, the Board has a duty of stewardship and regularly assesses and monitors management’s performance. The Board, directly and through its committees and the Chair of the Board, provides direction to the executive officers of Nuvei, generally through the Chief Executive Officer.

The Board has adopted a written mandate describing, among other things, the Board’s role and overall responsibility for the Company’s strategic planning, risk management, capital management and internal controls, executive compensation, human capital management, corporate governance and ethics, financial reporting, legal compliance and communications with Nuvei’s shareholders and the market. The Board is responsible for ensuring a strategic planning process is in place and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the longer-term opportunities and risks of the business. The Board also works with the executive officers to monitor progress on the business plan, annual budgets, policy implementation and succession planning. The charter of the Board is reproduced in its entirety under “Schedule B - Charter of the Board of Directors” attached to this Circular. The Board reviews and assesses the adequacy of its charter on an annual basis and makes changes where necessary or appropriate.

Committees of the Board

To assist in the discharge of its duties, the Board has established three standing Committees: the CGN Committee, the HRC Committee and the Audit Committee. Each committee has a charter that sets out its responsibilities, qualifications for membership, structure and operations. Each committee reviews and assesses the adequacy of its charter on an annual basis and recommends changes for approval by the Board where necessary or appropriate. The committee charters are available on the Company’s website at https://investors.nuvei.com.

In April 2022, the Board decided to replace the GHRC Committee with two new committees, the CGN Committee and the HRC Committee, in order to allow each committee to focus more on its respective areas of responsibility. The members of the GHRC Committee were David Lewin, who served as Chair, Michael Hanley, Daniela Mielke and Pascal Tremblay.

HRC Committee

The current members of the HRC Committee are Timothy A. Dent, Maren Hwei Chyun Lau, David Lewin, who serves as Chair, and Daniela Mielke. All current members of the HRC Committee are independent directors.

The HRC Committee is responsible for recommending to the Board the appointment, compensation, evaluation and succession planning for the executive officers of the Company, including Chief Executive Office and Chief Financial Officer.

The HRC Committee also oversees the Company’s executive compensation principles, policies and programs and is responsible for reviewing and evaluating the performance of the executive officers against preset goals and objectives approved by the HRC Committee. Human capital management matters relevant to the Company’s employees also fall within the scope of the HRC’s oversight including talent management, workplace health and safety, Company culture, employee engagement, pay equity, and the general approach to broad-based compensation, benefits and employee growth and development practices.

CGN Committee

The current members of the CGN Committee are Michael Hanley, David Lewin and Daniela Mielke, who serves as Chair. All of the current members of the CGN Committee are independent directors. As Michael Hanley will be retiring from our Board at the close of the Meeting, another independent director will be appointed to the CGN Committee in due course.

The CGN Committee is responsible for developing the Company’s approach to governance issues, policies and practices.

The CGN Committee also develops procedures and criteria for the selection of directors that include, amongst other things, reviewing the composition of the Board and its committees to ensure effective decision-making, regularly assessing the skills, business background, experience and diversity of each director, making determinations as to the independence of each candidate as well as assessing the performance of current directors who are eligible for nomination to the Board or appointment to any Board committees. The CGN Committee also oversees the development and implementation of a Board succession planning process, including succession planning for the Board Chair and committee chairs, and reviews criteria relating to tenure.

Orientation programs for new directors and continuing education opportunities for all directors are also mandated by the CGN Committee to enhance directors’ abilities and ensure that knowledge of the business remains current.

In addition, the CGN Committee oversees the implementation and monitors the effectiveness of the Board Diversity Policy and oversees the Company’s policies and practices with respect to ethics, integrity and ESG matters as well as the Company’s public reporting thereon.

Audit Committee

The current members of the Audit Committee are Michael Hanley, who serves as Chair, Timothy A. Dent, and Samir Zabaneh. All three of the members of the Audit Committee are independent within the meaning of applicable Canadian securities laws and regulations, Rule 10A-3 under the U.S. Exchange Act and the listing standards of the Nasdaq with respect to audit committee independence. As Michael Hanley will be retiring from our Board at the close of the Meeting, it is expected that, subject to their re-election at the Meeting, Timothy A. Dent will succeed Michael Hanley as Chair of the Audit Committee, and that Ms. Daniela Mielke will be appointed as a third member of the Audit Committee after the Meeting.

Each of the current Audit Committee Chair, Michael Hanley, and the incoming Audit Committee Chair, Timothy A. Dent, has been identified as an “audit committee financial expert” as that term is defined under SEC rules, and possesses financial sophistication as defined under Nasdaq rules.

The Audit Committee is responsible for overseeing the accounting and financial reporting practices of Nuvei and the audit of Nuvei’s financial statements. The Audit Committee’s responsibilities also include the selection, recommendation, compensation and oversight of Nuvei’s independent auditor, as well as the oversight of its internal audit process and system of internal controls over financial reporting and disclosure. The Audit Committee is also responsible for overseeing compliance with applicable legal and regulatory requirements, enterprise risk assessment and management policies and processes, as well as establishing procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls or auditing matters and overseeing the whistleblower policy and processes.

Position Descriptions

The Board, in collaboration with the CGN Committee, has developed and implemented written descriptions for the Lead Director, Chair of the Board and the chair of each committee of the Board. In addition, the Board, in conjunction with the Chief Executive Officer, has developed and implemented a written position description for the role of the Chief Executive Officer who is primarily responsible for the overall management of the business and affairs of the Company, including establishing the strategic and operational priorities of the Company and providing leadership for the effective overall management of the Company.

Chair of the Board

The Chair of the Board provides leadership to enable the Board to act effectively in carrying out its duties and responsibilities, and works with the executive officers to monitor progress on the business plan, annual budgets, policy implementation and succession planning. In collaboration with the CGN Committee (and its chair), the Chair of the Board reviews and assesses the directors’ meeting attendance records and the effectiveness and performance of the Board, its committees (and their chairs) and individual directors. The Chair of the Board ensures that the Board works in a cohesive manner and enables open communication among its members. In collaboration with the Lead Director, the Chair also ensures that the Board is provided with the resources, including external advisers and consultants as considered appropriate, to permit it to carry out its responsibilities.

Lead Director

Recognizing the importance of independent Board oversight, Michael Hanley, an independent director, is the Lead Director of Nuvei. As Michael Hanley will be retiring from the Board at the close of the Meeting, Samir Zabaneh is currently expected to be named as Lead Director following the Meeting, subject to his re-election at the Meeting. The Lead Director’s role consists of, among other things, (i) overseeing that the Board discharges its responsibilities, ensuring that the Board evaluates performance of management objectively and that the Board understands the boundaries between the responsibilities of the Board and of management, (ii) convening and presiding over meetings of the independent directors and communicating the results of these sessions, where appropriate, to the Board Chair, management or the Board, and (iii) generally serving as the principal liaison between the independent directors and the Board Chair, and between the independent directors and management.

In particular, the Lead Director is responsible for evaluating any conflicts of interest between the Company, the minority shareholders, and any major shareholders, and determining the process for dealing with the same.

The appointment of the Lead Director is part of the measures taken by the Board to ensure that adequate processes and structures are in place for the Board to function independently. The Lead Director is elected annually by a vote of the directors who qualify as independent directors.

Committee Chairs

The position description of each committee chair provides that each chair’s key role is to manage the affairs of their respective committee and ensure that the committee is properly organized and functions efficiently. Like the Board Chair, each committee chair is expected to provide leadership to enhance the committee’s effectiveness and must oversee the committee’s discharge of its duties and responsibilities. Committee chairs must report regularly to the Board on the matters reviewed by, and on any decisions or recommendations of, their committee.

Chief Executive Officer

The Chief Executive Officer is responsible for managing the strategic and operational performance of the Company in accordance with the goals, policies and objectives set from time to time by the Board, including developing for the Board’s approval of the Company’s strategic plans and initiatives, in light of emerging opportunities and risks and with a view to the Company’s sustained profitable growth and long-term value creation, and presenting the Company’s annual financial plan to the Board. The Chief Executive Officer is also responsible for facilitating, together with the Lead Director and the chairs of the committees of the Board, effective and transparent interaction between management and the Board, for managing the operations of the Company, for assisting the Board with succession planning, and for representing the Company to its major stakeholders. The Chief Executive Officer has the responsibility of keeping the Board informed of important developments that may impact the Company or its industry.

Board Composition, Director Selection, Nomination and Succession

Under our Articles, our Board is to consist of a minimum of three and a maximum of eleven directors as determined from time to time by our Board. The directors are appointed at an annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Our Articles provide that, between annual general meetings of shareholders, the directors may appoint one or more additional directors, but the number of additional directors so appointed may not at any time exceed one-third of the number of current directors who were elected at the previous annual meeting of shareholders.

Director Selection and Nomination

Our CGN Committee is responsible for developing procedures and criteria for the selection and nomination of directors. In this regard, the CGN Committee seeks to maintain the size and composition of the Board in a way that achieves the optimal mix of skills and experience required to provide overall stewardship to the Company, in light of the Company’s strategic priorities.

As part of the selection and nomination process, the CGN Committee must take into account the nomination rights set out in the Amended and Restated Investor Rights Agreement (the “Investor Rights Agreement”) we entered into on October 4, 2021 with the Principal Shareholders. The Principal Shareholders’ nomination rights are as follows:

●

Philip Fayer (through his holding company, any member of his immediate family or any person controlled, directly or indirectly, by any such entity or individual) is entitled to designate two members of the Board and will continue to be entitled to designate such number of directors for so long as he holds more than 50% of the number of Multiple Voting Shares held by him upon completion of the TSX Listing (the “Fayer Listing Shares”). In the event that Philip Fayer ceases to hold at least 50% of the Fayer Listing Shares, Mr. Fayer will be entitled to designate only one member of the Board. In the event that Philip Fayer ceases to hold at least 25% of the Fayer Listing Shares and that he is no longer acting as our Chief Executive Officer, he will lose the right to designate a member of the Board.

●

Novacap is entitled to designate two members of the Board and will continue to be entitled to designate such number of directors for so long as it holds at least 50% of the number of Multiple Voting Shares held by the Novacap group of companies upon completion of the TSX Listing (the “Novacap Listing Shares”). Novacap will be entitled to designate one member of the Board in the event that Novacap ceases to hold at least 50% of the Novacap Listing Shares. In the event that Novacap ceases to hold at least 25% of the Novacap Listing Shares, Novacap will lose the right to designate a member of the Board.

●

CDPQ is entitled to designate one member of the Board and will continue to be entitled to designate one member of the Board for so long as it holds at least than 25% of Multiple Voting Shares held by the CDPQ group of companies upon completion of the TSX Listing (the “CDPQ Listing Shares”). In the event that CDPQ ceases to hold at least 25% of the CDPQ Listing Shares, CDPQ will lose the right to designate a member of the Board. The nominee of CDPQ designated under the Investor Rights Agreement must be independent within the meaning of applicable Canadian and U.S. rules.

The Investor Rights Agreement also provides that, should the Company grant additional nomination rights in the future to an investor other than the Principal Shareholders, the Company will cause such other investor to exercise all voting rights under its control to vote in favour of the nominees of the Principal Shareholders, provided that such other investor may withhold from voting in favour of such nominees.

Finally, each nominee for election designated by any of the Principal Shareholders in accordance with the Investor Rights Agreement must receive a favorable recommendation of the CGN Committee. The current members of the Board designated by the Principal Shareholders are Mr. Philip Fayer for himself, Messrs. David Lewin and Pascal Tremblay for Novacap, and Mr. Michael Hanley for CDPQ. As Mr. Hanley will be retiring from the Board at the close of the Meeting, CDPQ will be entitled to select a new nominee to the Board following the Meeting.

In order to assist with the assessment of the skills and experience of director candidates and the needs of the Board as a whole, the CGN Committee uses the following skills matrix:

Experience, Expertise and Attributes

Payments, Financial Services and FinTech This experience is critical to oversight of Nuvei’s business and strategy in these complex and dynamic industries.

Technology and Innovation

Because Nuvei is a technology platform and digital payments company, we look for directors with a background in developing technology businesses, anticipating technological trends and driving innovation and product development.

Global Business

Nuvei is a global business connecting merchants with their customers in over 200 markets worldwide so we look for directors who have experience in multinational organizations and who understand the challenges of operating in multiple countries with different business environments, economic conditions, cultures and regulatory frameworks.

Senior Leadership

Significant senior leadership and/or CEO experience, with a practical understanding of organizations, processes, strategic planning and risk management to assess, develop and implement our business strategy and operating plan.

Business Development, M&A and Strategy This experience is relevant in helping Nuvei to identify strategic opportunities, grow its business, expand its value proposition, and

Experience, Expertise and Attributes

assess whether potential acquisition targets and business partners are a good strategic and culture fit.

Legal / Regulatory/ Governmental

Knowledge and experience with legal and regulatory issues, compliance obligations and governmental policies is relevant because we operate globally in a rapidly evolving legal and regulatory environment.

Cybersecurity / Information Security

This experience is vital to protecting Nuvei’s technology infrastructure and payments platform, maintaining the trust of our customers and keeping customer information secure.

Finance / Accounting /Risk / Financial Literacy

This experience is relevant to the oversight of Nuvei’s capital structure, financing and investing activities, as well as our financial reporting and internal controls.

Consumer / Sales/ Marketing/ Brand Management

Experience in developing strategies to grow sales and market share, build brand awareness and overall preference among customers and enhance Nuvei’s reputation is relevant to the growth of our business.

Human Capital Management

This experience is vital to ensuring that Nuvei attracts, motivates, develops and retains qualified personnel, and fosters a corporate culture that encourages and promotes accountability, performance, diversity, inclusion, equity and belonging.

Other Public Company Board Service

Service on a public company board provides insights about ensuring strong board and management accountability, protecting shareholder interests and observing appropriate governance practices.

Environment, Social and Governance

This experience is relevant in helping Nuvei to manage and oversee environmental, social, corporate responsibility and sustainability risks and opportunities and impact and performance and their relationship to the Company’s business and strategy.

The skills matrix outlines the desired complement of diverse qualifications, attributes, skills and experience that are important to and necessary for the proper functioning of the Board. The CGN Committee reviews the skills matrix periodically to ensure that it reflects the Board’s current needs and the Company’s strategic priorities. The matrix includes industry specific expertise, such as payments, financial services, fintech and technology, as well as business experience more broadly in such areas as business development, M&A, international business, cybersecurity, marketing, human capital management, legal, regulatory, compliance, and ESG. These areas of expertise are meant to dovetail with general qualifications and attributes the CGN Committee seeks in all directors and candidates, such as personal and professional ethics and integrity, senior executive leadership, sound business judgement and a willingness to devote the required amount of time to carry out the duties and responsibilities of Board service.

The CGN Committee recognizes that each director will contribute differently to the Board and will each bring particular strengths in different areas. While the skills matrix is an important tool in assessing Board candidates, the CGN Committee does not limit itself to considering only the specified areas of expertise or attributes in selecting candidates for new Board members. In order to identify candidates with the desired qualifications and attributes, the CGN Committee will conduct its own search and may also engage one or more qualified consultants to identify and/or recruit further qualified candidates for consideration. The CGN Committee will also consider the amount of time and resources that nominees have available to fulfill their duties as a member of the Board and assess any concerns relating to potential conflicts of interest, independence or time commitment that each nominee may present. The CGN Committee will also consider the Board’s priorities and objectives under the Board Diversity Policy, which will be integrated directly into the director search process if necessary (see the section entitled “Diversity and Inclusion” immediately below). The same process will be followed in connection with the selection of replacements for the designees of the Principal Shareholders, as and when they lose all or a portion of their nomination rights under the Investor Rights Agreement.

Diversity and Inclusion

We believe that having a diverse Board comprised of highly qualified directors from diverse backgrounds and a diverse executive team offers a depth of perspective and better reflects our relationship with our employees, shareholders, customers, business partners and other stakeholders as well as the geographic markets in which we operate. We similarly believe that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels of our organization to ensure that we attract, retain and promote the brightest and most talented individuals.

Accordingly, in April 2022, the Board adopted a Board Diversity Policy, which sets forth our approach to achieving and maintaining diversity on our Board. For purposes of the Board Diversity Policy, the Board and the CGN Committee consider diversity in the broadest sense, including but not limited to: diversity with regards to attributes such as experience, perspective, education, background, race, gender, geography, sexual orientation, age, national origin, culture, language and other ethnic distinctions, as well as members of visible minorities, Aboriginal peoples (First Nations, Inuit and Métis), and persons with disabilities.

The Board Diversity Policy provides that in fulfilling its role in selecting new candidates for director nominations, the CGN Committee (i) considers candidates that are highly qualified based on their experience, education, expertise, judgement, personal qualities, and general and industry specific knowledge; (ii) considers the level of representation of women on the Board and other diversity criteria in light of the current needs, challenges, and strategic priorities of the Board when determining the optimum composition and balance for the Board as a whole; (iii) reviews potential candidates from a variety of backgrounds and perspectives collectively reflecting the strategic needs of the business and the nature of the environment in which the Company operates; and (iv) in order to support the specific objective of gender diversity, ensures that appropriate efforts are made to include women in any list of candidates being considered for a Board position. Additionally, the CGN Committee considers the Board’s diversity in its annual assessment of the Board’s performance and its periodic review of the size and composition of the Board.

The Company’s diversity objectives are further achieved through ensuring that diversity considerations are taken into account in executive officer succession planning, continuously monitoring and presenting annually to the Board the level of women, visible minorities, aboriginal persons and persons with disabilities represented on our Board and in our executive team, continuing to broaden recruiting efforts to attract and interview qualified diverse candidates, and ensuring that diversity is taken into account when identifying and fostering the development of high-potential individuals within the Company or when recruiting externally, including for senior management positions.

In May 2022, the Board approved a target pursuant to which the Company aspires to attain by the end of 2023, and thereafter maintain, a Board in which at least thirty percent (30%) of directors are women. Prior to the adoption of this target in May 2022, one director self-identified as a woman, representing approximately 17% of Board members at the time. Since the adoption of this target, with the appointment of Maren Hwei Chyun Lau, women now represent 25% of Board members and 28% of director nominees.

While the Company is committed to cultivating a diverse and inclusive culture, the Board considers merit, competence and suitability, as well as expected contribution to the Board or management’s performance, as the key drivers for Board and executive appointments (subject to the terms of the Investor Rights Agreement), and as such, at the present time it has not adopted specific targets regarding “aboriginal persons”, “members of visible minorities” and “persons with disabilities” (as such terms are defined in the Employment Equity Act (Canada)) in executive officer positions or as directors of the Company, or regarding women in executive officer positions of the Company, in light of its limited history as a public company, a relatively small management team and Board, and considering the nomination rights in the Investor Rights Agreement. Nevertheless, the Board has incorporated consideration of diversity into its governance practices as described in this Circular.

The following table presents the diversity of the Company’s Board members as of April 3, 2023:

Board Diversity Matrix (As of April 3, 2023)

Country of Principal Executive Offices	Canada

Foreign Private Issuer	Yes

Disclosure Prohibited under Home Country Law	No

Total Number of Directors	8

	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity

Directors	2	6	-	-

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	1	-	-	-

LGBTQ+	-	-	-	-

Did Not Disclose Demographic Background	-	1	-	-

The Company currently has two executive officers self-identifying as women (representing approximately 28% of the Company’s executive officers), and one executive officer self-identifying as a member of a visible minority (representing approximately 12% of the Company’s executive officers). There are currently two Board members self-identifying as women (representing approximately 25% of Board members and 28% of director nominees), and one Board member self-identifying as an underrepresented individual and a member of a visible minority (representing approximately 12% of Board members and 14% of director nominees, respectively). None of the Board members or executive officers self-identify as aboriginal persons or persons with disabilities. Diversity disclosure relies on voluntary self-identification by the candidates for election as directors and executive officers and therefore may not be entirely representative of the designated groups at the Board or in senior management.

The Board Diversity Policy provides that the CGN Committee will assess the effectiveness of the Board nomination process at achieving the Company’s diversity objectives on an annual basis. A copy of our Board Diversity Policy is available on our website at https://investors.nuvei.com.

Outside Directorships

Certain members of the Board are currently directors of other issuers that are reporting issuers (or the equivalent) in Canada, the United States or another foreign jurisdiction, as described in “Election of Directors - Nominees”.

Directors are encouraged to limit the number of other boards on which they sit, and are expected to advise the Chairs of the Board and of the CGN Committee before accepting an invitation to serve on another board (public, private or not-for-profit) in order to allow the CGN Committee to assess whether the director would be involved in a real, apparent or potential conflict of interest and whether the director will be able to continue to devote sufficient time to the Company’s affairs. As well, the CGN Committee, when considering new Board nominees, takes into account other commitments of the nominees and their anticipated ability to participate actively at Board and committee meetings.

The CGN Committee considers the following guidelines, among others, in determining whether an existing director or director candidate is able to devote the requisite time and attention to the Company’s affairs:

●	directors should not hold more than five public company directorships, including Nuvei;
●	directors who are chief executive officers or other senior executives of public companies should not hold more than two public company directorships, including Nuvei;
●	Nuvei’s Chief Executive Officer may not hold more than two public company directorships, including Nuvei; and
●	directors may not sit on more than three public company audit committees, including Nuvei, without the consent of the CGN Committee and the Board.

The CGN Committee has the discretion to determine, in certain circumstances, whether a director is able to hold public company directorships that exceed the foregoing guidelines and will report its decision in that regard to the Board.

Furthermore, because of the Audit Committee’s demanding role and responsibilities, the Chairs of the Board and the CGN Committee must review any invitation to Audit Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Company, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on Nuvei’s Audit Committee. The Board then either requires a correction to the situation or makes the required disclosure that such simultaneous service does not impair the director’s ability to serve as a member of the Audit Committee.

Change in Principal Occupation

In order to maintain an optimal composition of the Board, a director must notify the Chairs of the Board and of the CGN Committee when their principal occupation or business association changes substantially from the position they held when originally invited to join the Board.

This will allow the Board and the CGN Committee to assess (i) the impact of the change in occupation on the composition of the Board, (ii) whether the director would be involved in a real, apparent or potential conflict of interest, and (iii) whether the director will be able to continue to devote sufficient time to the Company’s affairs.

Director Term Limits and Other Mechanisms of Board Renewal

While the Board recognizes the importance of undergoing a regular process of succession planning and renewal to help it maximize its effectiveness over the long-term, our Board has not adopted any formal policies imposing director term limits, mandatory age-related retirements, or other automatic mechanisms of board renewal. The Board believes that succession planning and renewal must focus on substance rather than the application of arbitrary limits that fail to take into consideration the special characteristics of the Company and its business, which operates in a highly complex, technical and regulated environment. In such a context, the Company believes that a lengthy Board tenure can enhance the directors’ understanding of the Company and its subsidiaries’ businesses, and their ability to bring a valuable contribution to the Board.

The Board nonetheless recognizes the importance of a balanced representation in terms of director tenure and age, and uses a rigorous director nomination and Board evaluation process to foster an appropriate level of renewal and diversity of perspectives at the Board level (with growing emphasis on achieving

Board diversity). As part of that process, the CGN Committee considers a range of relevant factors, including the mix of skills and experience on the Board, the age and tenure of individual directors, whether there is a need to include new nominees with different skills, experiences and perspectives, whether there is adequate continuity of in-depth knowledge of Nuvei’s business and strategy, and the feedback on individual directors from the annual Board performance assessment process, which includes peer reviews. This flexible approach to board renewal allows the CGN Committee to consider each director individually as well as the Board composition generally to determine if the appropriate balance is being achieved to ensure the effectiveness of the Board. The Board believes that its approach to Board renewal has facilitated appropriate refreshment on the Board. Over the last two years, three new independent directors have been elected or appointed to our Board. Furthermore, any review of board renewal practices should include consideration of the nomination rights under our Investor Rights Agreement.

Advance Notice Requirements for Director Nominations

The Company has adopted an advance notice by-law (the “Advance Notice By-law”) for the purpose of providing shareholders, directors and management of the Company with a clear framework for nominating directors of the Company in connection with any annual or special meeting of shareholders.

The purpose of the Advance Notice By-law is to (i) facilitate orderly and efficient annual or special meetings of shareholders of the Company, (ii) ensure that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees, and (iii) allow shareholders to register an informed vote. Among other things, the Advance Notice By-law fixes deadlines by which shareholders must submit director nominations to the Company prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

To be timely, a shareholder must give a valid notice to the Company:

(i)

in the case of an annual meeting of shareholders (including an annual and special meeting), not less than 30 days prior to the date of the meeting, provided, however, that if the first public announcement of the date of the meeting (the “Notice Date”) is less than 50 days before the meeting date, notice by the nominating shareholder shall be made not later than the close of business on the 15th day following the Notice Date; and

(ii)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day following the Notice Date;

provided that, in either instance, if notice-and-access (as defined in NI 54-101) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

The by-laws of the Company, including the Advance Notice By-law, are available on the Company’s website at https://investors.nuvei.com and under the Company’s profile on SEDAR at www.sedar.com.

Director Orientation and Continuing Education

Orientation

Nuvei expects each new director be fully knowledgeable about the Company and its business in order to be effective in their role. The CGN Committee reviews, monitors and makes recommendations with respect to director orientation and is responsible for ensuring that each new Board member fully understands the role of the Board and its committees, the Company and its business.

All newly elected directors are provided with all background materials and information necessary to fulfill their role as directors, such as the Company’s continuous disclosure documents, copies of the Board and committee charters, minutes of previous meetings of the Board, copies of the policies and procedures adopted by the Board and its committees, as well as information on the Company’s business, its strategic and operational business plans, its operating performance, its governance system, its compliance program and its financial position.

To complement such information package, new directors meet individually with the Chief Executive Officer, the Lead Director, the Chairs of the committees, individual directors and members of the senior management team and are briefed on the Company’s business and strategy, the role of the Board and its committees, and the contributions that individual directors are expected to make.

Continuing Education

The CGN Committee reviews, monitors and makes recommendations with respect to director continuing education opportunities designed to maintain or enhance the skills and abilities of the Company’s directors and to ensure that their knowledge and understanding of the Company’s business remains current, and ensures that directors are aware of such opportunities.

In order to assist directors in the continuous advancement of their knowledge of Nuvei’s business, senior management and, when appropriate, external advisors and consultants, make regular presentations to the Board on the main areas of the Company’s business, finances, operations and overall industry.

These presentations include highlighting significant regulatory developments, market conditions and trends that may impact the Company’s business and influence its strategy, as well as the key risks and opportunities the Company faces. Written materials and briefings are provided as appropriate to complement such presentations.

Directors are invited to provide input into the topics they wish to be covered in the education program, and management schedules presentations to cover such areas, which include presentations by external advisors and consultants when appropriate. Many of our directors sit on other boards of directors and are invited to share any best practices observed elsewhere with the CGN Committee.

In addition, directors receive a comprehensive package of information prior to each Board and committee meeting and are given access, through a secure electronic platform, to a comprehensive resource center containing key Company documents, policies and procedures. Directors are also encouraged to attend external conferences and educational programs at the Company’s expense to enhance their knowledge of the industries in which the Company carries on business as well as governance and director responsibilities.

Throughout Fiscal 2022, directors participated in continuing education presentations by Company representatives, or, from time to time, external consultants, and were provided with written materials related to, among other matters: industry, technology and regulatory developments; finance updates; Nuvei’s competitive landscape; cybersecurity and information security at Nuvei; director and executive compensation; Nuvei’s overall strategy; various aspects of corporate governance; the Company’s operations and results, and updates on and overviews of the Company’s value creation and acquisition strategy. More specifically, during Fiscal 2022, the Board attended the following director education sessions:

Educational Event	Date	Attendees

Nuvei’s President provided a detailed overview of the Company’s product, sales and marketing strategy	May 9, 2022	All directors

External presentation on recent developments in the global fintech industry	August 8, 2022	All directors

External presentation on embedded finance	August 18, 2022	All directors

Nuvei’s Group Chief Technology Officer provided a detailed overview of the Company’s global technology infrastructure and footprint	November 2, 2022	All directors

Ethical Business Conduct

Code of Ethics

The Board has adopted a written Code of Ethics applicable to all of our directors, officers and employees worldwide. The Code of Ethics, as amended, sets out our core values and standards of behaviour that are expected from our personnel with respect to all aspects of our business. The Code of Ethics sets out Nuvei’s mission and values, and provides guidelines for maintaining our integrity, reputation and honesty with a goal of honouring others’ trust in us at all times.

The Code of Ethics sets out guidance with respect to conduct in dealing with conflicts of interest, protection of our assets, confidentiality, fair dealing with shareholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behaviour.

Our Board has ultimate responsibility for the stewardship of the Code of Ethics and it monitors compliance through our HRC Committee and Audit Committee.

The full text of the Code of Ethics is available on our website at https://investors.nuvei.com and on Nuvei’s profile on SEDAR at www.sedar.com.

The Code of Ethics is distributed to, and signed acknowledgements are collected from, each of the Company’s employees when they are hired.

In addition, the Company conducts an annual certification process to monitor compliance with the Code of Ethics and the General Counsel and Corporate Secretary reports on overall compliance to the Board and its committees where appropriate.

If the Company makes any amendment to the Code of Ethics or grants any waivers, including any implicit waiver, from a provision of the Code of Ethics, the nature of such amendment or waiver will be disclosed to the extent required by the rules and regulations of the SEC and the CSA.

To date, no such amendment or waiver has been made or granted, and there have been no material change reports filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code of Ethics.

Complaint Reporting and Review of Ethical Business Conduct

Directors, officers and employees who believe that a violation of the Code of Ethics or any law, rule or regulation has been or is likely to be committed have an obligation to report their concerns immediately to their supervisor, to the General Counsel and Corporate Secretary, to the Chair of the Audit Committee or through the confidential third-party hotline in accordance with the Company’s Whistleblower Policy.

The General Counsel and Corporate Secretary will report on overall compliance to the Board and its committees where appropriate on any material issues of ethics and integrity that may arise.

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to any known or suspected improper practices, questionable acts, misconduct or other violations of the Code of Ethics can be reported in good faith, without fear of retaliation, harassment or an adverse employment consequence, the Code of Ethics contains policies and procedures to facilitate confidential, anonymous submissions by employees of concerns or complaints, including regarding questionable accounting, internal accounting controls or auditing matters.

To this end, as described in our Whistleblower Policy, employees are encouraged to report concerns through normal management channels. However, if an employee prefers to report a concern outside normal management channels they can do so by contacting the General Counsel and Corporate Secretary, the Chair of the Audit Committee, or by submitting an anonymous report through Nuvei’s confidential third-party hotline. Any such complaints or concerns that are received will be reviewed by the General Counsel and Corporate Secretary and handled in accordance with the procedures described in the Whistleblower Policy. Further, complaints or concerns that name the General Counsel and Corporate Secretary, the Chief Executive Officer, the Chief Financial Officer, the Chair of the Audit Committee, or the Chair of the Board, or one of their respective direct reports, will be forwarded directly to the Chair of the Audit Committee and the Lead Director.

Each of the General Counsel and Corporate Secretary and the Chair of the Audit Committee, if determined to be necessary or appropriate, may engage outside advisors to investigate any matter, and will work with management and legal counsel to reach a satisfactory conclusion.

Outside Director Compensation

As part of its mandate, the CGN Committee oversees and recommends for approval by the Board executive compensation principles, policies, programs, grants of equity-based incentives and processes, based on the principle that the Company’s compensation should be designed to nurture an entrepreneurial and performance-oriented culture that promotes outstanding service and support to the Company’s business partners.

The CGN Committee specifically considers and recommends for approval by the Board, all forms of compensation for the Outside Directors, taking into account the responsibilities and risks involved and the importance of not compromising Outside Directors’ independence.

The CGN Committee also reviews and makes recommendations to the Board on the amount and form of compensation for the Lead Director and the committee chairs. The CGN Committee may retain any independent firm to advise on Outside Directors’ compensation and fix such firm’s fees and other retention terms.

Board Assessments and Peer Review

The CGN Committee is responsible for implementing a process to regularly assess the performance and effectiveness of the Board, its committees, the Chair of the Board, the Lead Director, the committee chairs and individual directors.

For Fiscal 2022, a confidential Board evaluation survey was completed by each director for the purpose of evaluating the Board’s responsibilities, functions and operations, as well as the functions and operations of the Board’s committees and the contributions of each individual director (including both self-assessments on the part of each individual director of their own skills and qualifications, and a peer to peer evaluation process, concluded through one-on-one meetings with individual directors, as appropriate). Directors were also invited to make suggestions for improving the performance of the Chair of the Board, Lead Director, committee chairs and fellow individual directors.

The questionnaire covers areas such as board responsibilities, composition and diversity, structure, and meetings, and provides directors with the possibility to provide subjective comments, including with respect to the quality and completeness of the information provided by management.

The results of the questionnaires are compiled by the Corporate Secretary on a confidential basis and a thematic report is submitted to the Chair of the CGN Committee. As part of the evaluation process, the Chair of the CGN Committee meets with each Board member individually to engage in a full and frank two-way discussion of any and all issues which either may wish to raise. Independent directors may discuss any of the matters raised during an in-camera meeting, or with the Lead Director. The report, as well as any issues raised during individual interviews, are presented and discussed at the next regular meeting of the CGN Committee. Based on the outcome of the discussion, the Chair of the CGN Committee then presents to the Board the CGN Committee’s findings and its recommendations to enhance the performance and effectiveness of the Board and its committees.

CEO and Executive Succession Planning

The Board, directly and through the HRC Committee, is responsible for overseeing the existence of appropriate mechanisms regarding succession planning for the Chief Executive Officer and other key management positions, including processes to identify, develop and retain potential successors, as well as policies for Chief Executive Officer selection and succession.

The Board formally addresses succession planning at least once a year with the Chief Executive Officer, where the Chief Executive Officer presents his succession plan, as well as the succession plans of each of the executive officers. The Board assesses whether there is a readiness to fill potential vacancies with qualified people by discussing the qualifications required for the key positions, the competencies and development considerations for each potential successor candidate, and the performance of individual executives in their current roles.

Candidates are considered based on various factors, including (where relevant) executive experience, market and industry expertise, geographic location, familiarity with the Company, the Company’s commitment to having a diverse and inclusive management team, as well as past successes in achieving particular corporate goals. The directors also meet with members of the management team through their participation in meetings and presentations to the Board and its committees, as well as occasionally through site visits or informal meetings throughout the year, which allows directors to identify and get better acquainted with members of the management team who are potential future leaders of the Company and to obtain a broader perspective on issues relevant to the Company.

The executive succession plan is integrated with the Company’s overall succession planning process, the primary objective of which is to identify individuals who are able to move into key leadership roles not only in the normal course of the Company’s growth but also in the event of an unplanned vacancy, and to assist these individuals in developing their skills and competencies and, if there are gaps in readiness, to identify roles for which an external talent search may be required. The Company’s succession plan for key roles within the organization focuses on the development of talent in these key roles, and the management of talent by providing adequate development plans, coaching and training.

ESG Oversight and Governance

The CGN Committee oversees the Company’s policies and practices with respect to ethics, integrity and ESG matters as well as the Company’s public reporting thereon. In 2022, the Company launched its inaugural ESG Report for Fiscal Year 2021 (the “ESG Report”). A copy of the Company’s inaugural ESG Report is available on the Company’s website at https://investors.nuvei.com. The Company plans to develop a comprehensive ESG strategy and to initiate the development of internal goals and expectations. Key achievements highlighted in the ESG Report include:

Area	Achievements

Human Capital Management:	Adopted an annual long-term equity incentive program that gives every employee worldwide an opportunity to become a shareholder.

Good Governance:	In May 2022, the Board established a diversity target whereby women are intended to represent 30% of the Board by the end of 2023.

Diversity, Equity and Inclusion:	43% of the Company’s workforce was comprised of women, representing 34% of leadership roles and 26% of technology roles as at December 31, 2022.

Nuvei4Earth:

Employee-led Earth Day Sustainability Panel on improving employee’s environmental footprint.

Nuvei’s Global Fitness Step challenge combined with a tree planting campaign to promote physical activity, reforestation, conservation and protecting endangered forests worldwide.

Directors’ and Officers’ Liability Insurance

Our and our subsidiaries’ directors and officers are covered under our existing directors’ and officers’ liability insurance. Under this insurance coverage, directors and officers of the Company and its subsidiaries will be reimbursed for insured claims arising during the performance of their duties for which they are not indemnified by us or our subsidiaries.

Excluded from insurance coverage are illegal acts, acts which result in personal profit and certain other acts. The Company has also entered into indemnification agreements with each of its directors and executive officers.

The indemnification agreements generally require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Company as directors and executive officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Company’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful.

Attendance at Board and Committee Meetings

The Company expects its directors to commit sufficient time and effort to its business and to attend all meetings of the Company’s shareholders, meetings of the Board, and meetings of the committees on which they serve. Directors are also required to attend a minimum of 75% of all regularly scheduled Board and committee meetings on which they serve, held during the year, except where the CGN Committee determines that there are extenuating circumstances beyond a director’s control that prevent the director from meeting this attendance requirement. The CGN Committee will report any such exception and the reasons therefor to the Board. Board and committee meeting schedules are provided to directors in advance and are updated on an ongoing basis to optimize director attendance.

During Fiscal 2022, the Board met a total of five times, the Audit Committee met a total of six times, and the HRC Committee and the CGN Committee each met a total of three times. The GHRC Committee, before it was replaced by the HRC Committee and the CGN Committee in April 2022, met a total of two times.

The following table provides the record of attendance by each director at meetings of the Board and its committees during Fiscal 2022. As is apparent from the table, the directors demonstrated a strong commitment to their roles and responsibilities through a near to full attendance rate at Board and committee meetings.

Record of Attendance by Directors for Fiscal 2022

	Board of Directors 5 Meetings		Board Committees										Overall Attendance
Directors			Audit Committee 6 Meetings		GHRC Committee(1) 2 Meetings		HRC Committee 3 Meetings		CGN Committee 3 Meetings		Overall Committee Meeting Attendance

	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%

Philip Fayer(2)	5/5	100	-	-	-	-	-	-	-	-	-	-	5/5	100

Timothy A. Dent(3)	3/3	100	2/2	100	-	-	1/1	100	-	-	3/3	100	6/6	100

Michael Hanley(4)	5/5	100	6/6	100	2/2	100	2/2	100	2/3	67	12/13	92	17/18	94

Maren Hwei Chyun Lau(5)	3/3	100	-	-	-	-	-	-	-	-	-	-	3/3	100

David Lewin(6)	5/5	100	4/4	100	2/2	100	3/3	100	3/3	100	12/12	100	17/17	100

Daniela Mielke(7)	5/5	100	4/4	100	2/2	100	3/3	100	3/3	100	12/12	100	17/17	100

Pascal Tremblay(8)	5/5	100	-	-	2/2	100	1/2	50	1/2	50	4/6	67	9/11	82

Samir Zabaneh(9)	4/4	100	3/3	100	-	-	-	-	-	-	3/3	100	7/7	100

(1)	During the second quarter of Fiscal 2022, the GHRC Committee was split into two separate committees, the CGN Committee and the HRC Committee.
(2)

As Chief Executive Officer of the Company, Philip Fayer is not a member of any Board committee, although he attends committee meetings as a non-voting participant at the invitation of the committee chairs.

(3)	Mr. Dent was appointed to the Board of Directors, the Audit Committee and the HRC Committee as of August 5, 2022.
(4)

During Fiscal 2022, Mr. Hanley was the Chair of the Audit Committee. Mr. Hanley transitioned from the GHRC Committee to the HRC Committee and the CGN Committee as of April 5, 2022. He ceased being a member of the HRC Committee as of August 8, 2022.

(5)	Ms. Lau was appointed to the Board of Directors as of August 5, 2022.
(6)	Mr. Lewin transitioned from the GHRC Committee (Chair) to the HRC Committee (Chair) and the CGN Committee as of April 5, 2022. He ceased being a member of the Audit Committee as of August 8, 2022.
(7)	Ms. Mielke ceased being a member of the Audit Committee as of August 8, 2022. Ms. Mielke transitioned from the GHRC Committee to the HRC Committee and the CGN Committee (Chair) as of April 5, 2022.
(8)

Mr. Tremblay transitioned from the GHRC Committee to the HRC Committee and the CGN Committee as of April 5, 2022. He ceased being a member of each of the HRC Committee and CGN Committee as of August 8, 2022.

(9)	Mr. Zabaneh was appointed to the Board of Directors and to the Audit Committee as of March 25, 2022.

Risk Management

The Board has implemented a risk governance framework to understand critical risks in the Company’s business and strategy, allocate responsibilities for risk oversight among the full Board and its committees, oversee the systems in place to identify and manage business risks and opportunities, and foster an appropriate culture of risk awareness.

The Board, directly and through its standing committees, namely the Audit Committee, the CGN Committee and the HRC Committee, oversees management of the principal risks to which the Company is exposed, and ensures the implementation of appropriate methods and processes by management to identify, evaluate, manage, mitigate and report on these risks in a proactive manner. In this regard, the Board’s responsibilities include, among others, to: oversee the systems in place to identify and assess the principal risks of the Company’s business and ensure the implementation of appropriate systems to manage such risks; satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the organization; oversee the Company’s approach to corporate governance as well as its corporate governance principles and practices; monitor and review, as appropriate, the Company’s environmental, social responsibility, diversity and inclusion, and health and safety policies and practices; and oversee the adequacy of the Company’s processes to ensure compliance by the Company with applicable legal and regulatory requirements.

The Board also adopts, reviews and oversees compliance with the Company’s Code of Ethics, Trading Policy, Disclosure Policy, Authorization Policy, Whistleblower Policy, Related Person Transactions Policy and any such other policies that may be adopted by the Board from time to time based on the reports and recommendations received periodically from the Audit Committee, the CGN Committee and the HRC Committee, with the purpose of promoting integrity and ethical business conduct and deterring wrongdoing.

While risk management is a general responsibility of each committee of the Board, specifically in performing their respective duties, the Audit Committee oversees the Company’s processes for identifying, assessing and managing business, operational, and financial risks, including derivative and tax risks, as well as security risks, including cybersecurity. As part of its risk oversight role, the Audit Committee reviews complaints received through the third-party whistleblower hotline and oversees the investigation thereof, if required. The HRC Committee oversees the Company’s exposure to and mitigation of risks related to executive compensation policies and practices and the CGN Committee oversees the Company’s compliance with policies related to business ethics and corporate social responsibility.

Shareholder Engagement

The Board recognizes the importance of engaging in constructive and meaningful communications with shareholders and values their input and insights. To facilitate this engagement, the Board has adopted a Shareholder Engagement Policy, which outlines how the Board may communicate with shareholders, how shareholders may communicate with the Board, and which topics are appropriate for the Board to address.

The Board encourages shareholders to participate in the Company’s annual shareholder meetings as these meetings provide a valuable opportunity to discuss our activities and general business, financial situation, corporate governance, and other important matters. From time to time, the Lead Director and/or the Chair of the CGN Committee may meet with institutional shareholders to discuss governance-related topics.

To facilitate communication and engagement with the Company’s shareholders, shareholders may also contact and provide feedback directly to the Board or the independent directors via the Company’s investor relations department at IR@nuvei.com. If a shareholder wishes to contact the independent members of the Board, they should address such communication to the Chair of the Audit Committee at AuditChair@nuvei.com.

In addition, Nuvei’s website provides extensive information about the Board, the Board committees and their charters, Nuvei’s main corporate policies, and governance framework. A copy of the Shareholder Engagement Policy is available on the Company’s website at https://investors.nuvei.com.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at December 31, 2022, none of our directors or executive officers, and none of their respective associates, is indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided to us or any of our subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Nuvei, and to the knowledge of the directors and executive officers of Nuvei, (i) no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of any class of Nuvei’s voting shares, (ii) nor any of such persons’ or companies’ associates or affiliates, (iii) nor any associates or affiliates of any director or executive officer of Nuvei, has had a material interest, direct or indirect, that has materially affected or is reasonably expected to materially affect the Company since the commencement of the Company’s most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person or company who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, or of any proposed director, or of any associate or affiliate of any such persons, in any matter to be acted upon at the Meeting.

NORMAL COURSE ISSUER BID

On March 20, 2023, the Company announced a NCIB to purchase for cancellation a maximum of 5,556,604 Subordinate Voting Shares, representing approximately 10% of the Company’s “public float” (as defined in the TSX Company Manual) of Subordinate Voting Shares as at March 8, 2023. The Company is authorized to make purchases under the NCIB during the period from March 22, 2023 to March 21, 2024 in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws. For the period from the implementation of the NCIB to April 3, 2023, the Company repurchased for cancellation a total of 1,350,000 Subordinate Voting Shares for a total cost of $56,028,645 through the facilities of the TSX.

The Company previously maintained a NCIB for the 12-month period beginning on March 10, 2022 and ended on March 9, 2023, under which Nuvei was authorized to purchase up to 6,617,416 Subordinate Voting Shares, or 10% of its public float as at February 28, 2022. During the term of such NCIB, Nuvei repurchased 3,660,743 of its Subordinate Voting Shares at a weighted average price per Subordinate Voting Share of $45.51 through the facilities of the TSX and the Nasdaq.

Shareholders may obtain a copy of the Company’s Notice of Intention relating to its NCIB, without charge, by contacting Nuvei’s investor relations department at IR@nuvei.com.

OTHER INFORMATION

Additional Information

Additional information relating to Nuvei is available on Nuvei’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and on the Company’s website at https://investors.nuvei.com. Shareholders may obtain without charge additional copies of Nuvei’s consolidated financial statements and management’s discussion and analysis from the Company’s Corporate Secretary by email at corporatesecretary@nuvei.com or by written request to 1100 René-Lévesque Boulevard West, 9th Floor, Montréal, Québec, Canada H3B 4N4. Financial information regarding Nuvei is provided in its consolidated financial statements and management’s discussion and analysis for Fiscal 2022.

Shareholder Proposals

A shareholder intending to submit a proposal at an annual meeting of shareholders must comply with applicable laws. Any proposal to be considered at the next annual shareholders’ meeting to be held in respect of the fiscal year ending on December 31, 2023 must be received by the Company’s Corporate Secretary by email at corporatesecretary@nuvei.com or by written request to 1100 René-Lévesque Boulevard West, 9th Floor, Montréal, Québec, Canada H3B 4N4 between December 28, 2023 and February 26, 2024. In addition, pursuant to the Company’s Advance Notice By-law, a shareholder wishing to nominate a director is required to provide notice, in the prescribed form, within the prescribed time periods set forth above under “Advance Notice Requirements for Director Nominations”.

Approval of Management Information Circular

The contents and the sending of this Circular have been approved by the Board.

Schedule A

Resolution of the Shareholders in Respect of the Omnibus Incentive Plan Amendment

WHEREAS Nuvei Corporation (the “Company”) has adopted effective as of September 22, 2020 an Omnibus Incentive Plan (as amended on February 3, 2021 and on April 13, 2022, the “Omnibus Incentive Plan”), which does not provide for a fixed maximum number of subordinate voting shares issuable thereunder;

WHEREAS the rules of the Toronto Stock Exchange (the “TSX”) provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder be approved by shareholders every three years;

WHEREAS the Company wishes to amend the Omnibus Incentive Plan to increase the number of subordinate voting shares of the Company which may be reserved for issuance under the Omnibus Incentive Plan, from 10% to 15% of all subordinate voting shares and multiple voting shares of the Company issued from time to time, on a non-diluted basis (the “Amendment”);

WHEREAS the proposed Amendment to the Omnibus Incentive Plan requires the approval of the shareholders of the Company, as set forth in Section 613(a) of the TSX Company Manual; and

WHEREAS the proposed Amendment to the Omnibus Incentive Plan was approved by the Board of Directors;

BE IT RESOLVED THAT:

1.

The Amendment to the Omnibus Incentive Plan be and is hereby approved, so that the maximum number of subordinate voting shares of the Company which may be reserved for issuance under the Omnibus Incentive Plan, be increased from 10% to 15% of all subordinate voting shares and multiple voting shares of the Company issued from time to time, on a non-diluted basis;

2.	All unallocated options, rights and other entitlements under the Omnibus Incentive Plan, as amended pursuant to these resolutions, be and are hereby approved;

3.

The Company shall have the ability to continue granting options, rights and other entitlements under the Omnibus Incentive Plan, as amended pursuant to these resolutions, until the date that is the third anniversary of the shareholder meeting at which shareholder approval is being sought, being May 26, 2026;

4.

Any director or officer of the Company be and is hereby authorized to make any and all additions, deletions and modifications to the Omnibus Incentive Plan, as may be necessary or advisable to give effect to this resolution or as may be required by applicable regulatory authorities;

5.

Any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such person may, in their discretion, determine to be necessary to give full effect to the intent and purpose of this resolution; and

6.	The Board of Directors of the Company be and is hereby authorized to abandon all or any part of this resolution at any time prior to giving effect thereto.

A-1

Schedule B

BOARD OF DIRECTORS CHARTER

- i -

I.	PURPOSE

The Board of Directors (the “Board”) of Nuvei Corporation (the “Corporation”) is responsible for the supervision of the management of the business and affairs of the Corporation. The Board shall pursue the best interests of the Corporation and shall discharge its duties directly and through the committees that may exist from time to time.

The composition and meetings of the Board are subject to the requirements set forth in the articles and by-laws of the Corporation, as well as in any investor rights agreement or similar agreements which may exist from time to time between the Corporation and certain shareholders (the “Investor Agreements”), as well as in applicable laws and the rules of the Toronto Stock Exchange (the “TSX”) and the Nasdaq Stock Market, LLC (the “Nasdaq”). This Charter is not intended to limit, enlarge or change in any way the responsibilities of the Board as determined by such articles, by-laws, Investor Agreements, applicable laws and the rules of the TSX and Nasdaq.

II.	DUTIES AND RESPONSIBILITIES OF THE BOARD

In furtherance of its purpose, the Board assumes the following duties and responsibilities, some of which are initially reviewed and recommended by the applicable committee of the Board (each, a “Committee”) to the full Board for approval:

A.	STRATEGY AND BUDGET

1.	Review and approve, as appropriate, the Corporation’s mission and business vision.

2.

Ensure a strategic planning process is in place and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the longer term opportunities and risks of the business.

3.	Approve the Corporation’s annual operating and capital budgets.

4.	Review and monitor the Corporation’s performance with reference to the adopted business plan and budgets.

5.	Review and approve the issuance of securities, material transactions and capital investments, not in the ordinary course of business.

B.	GOVERNANCE, ETHICS AND ESG

1.	Set an ethical tone for the Corporation.

2.	Satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the organization.

3.	Oversee the Corporation’s approach to corporate governance as well as its corporate governance principles and practices.

4.

Adopt, review and oversee compliance with the Corporation’s Code of Ethics, Insider Trading Policy, Disclosure Policy, Authorization Policy, Whistleblower Policy, Related Persons Transaction Policy and any such other policies that may be adopted by the Board from time to time based on the reports and recommendations received periodically from the Audit Committee and the Governance, Human Resources and Compensation Committee (the “HRC Committee”), with the purpose of promoting integrity and ethical business conduct and deterring wrongdoing.

5.

Oversee any charitable contributions made by the Corporation or by any directors that may be compromised or impaired for Board or Committee purposes if the Corporation makes substantial contributions to an organization with which a director is affiliated.

6.	Monitor and review, as appropriate, the Corporation’s environmental, social responsibility, diversity and inclusion, and health and safety policies and practices.

C.	BOARD AND COMMITTEE MEMBERS

1.

Subject to the nomination rights set out in the Investor Agreements, and based on recommendation from the HRC Committee, the Board will identify individuals qualified to become members of the Board and its Committees, approve the nominees for election at the annual meeting of shareholders, and appoint the Board Chair, the Lead Director, if necessary, and the Chair and members of each Committee of the Board. In that regard, the Board shall, in collaboration with the HRC Committee:

a.

ensure that the requisite number of the Corporation’s directors (as set forth in Section VII below) have no direct or indirect material relationship with the Corporation and determine who, in the reasonable opinion of the Board, are independent pursuant to applicable laws, rules, regulations and listing requirements;

b.

develop appropriate qualifications/criteria for the selection of Board members (and the acceptability of Board members nominated by certain shareholders in accordance with the terms of the Investor Agreements), including criteria for determining director independence;

c.

identify individuals qualified to become members of the Audit Committee in light of the independence, financial literacy, experience and other membership requirements set forth under applicable laws, rules, regulations and listing requirements;

d.	in evaluating current directors for re-nomination to the Board or re-appointment to any Board Committees, assess the performance of such directors; and

e.

periodically review the size and composition of the Board and its Committees in light of the current challenges and needs of the Board, the Corporation and each Committee, and determine whether it may be appropriate to add or remove individuals.

2.

Determine the compensation for non-management directors while ensuring that the adequacy and form of director compensation reflects the time spent as well as the responsibilities and risks involved in being an effective director, based on recommendations from the HRC Committee.

3.	Assess annually the effectiveness and contribution of the Board, the Board Chair and the Lead Director, and of each Committee of the Board and their respective Chairs and of individual directors.

4.

Establish an orientation program for new directors to the Board and provide continuing education opportunities for all directors to ensure that directors can maintain and enhance their abilities and ensure that their knowledge of the business of the Corporation remains current.

5.	Develop written position descriptions for the Board Chair, the Lead Director and the Chair of each Committee of the Board.

6.	Review and discuss with each of the Committees of the Board the appropriateness of their respective charters and any changes to such charters which may be recommended by such Committee to the Board.

D.	EXECUTIVE OFFICERS AND EXECUTIVE COMPENSATION

1.

Appoint the executive officers of the Corporation, including, but not limited to, the Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO” and together with the CEO and the other executive officers, collectively, the “Executive Officers”), based on recommendations from the HRC Committee.

2.	Develop a written position description for the role of the CEO.

3.

In collaboration with the HRC Committee, review the goals and objectives that each Executive Officer is responsible for meeting and evaluate the performance of each Executive Officer against such goals and objectives.

4.	Approve the Corporation’s compensation principles, policies and programs, and any changes thereto, for Executive Officers, based on recommendations from the HRC Committee.

5.	Approve the short- and long-term compensation of the Executive Officers, based on recommendations from the HRC Committee.

6.	In collaboration with the HRC Committee, ensure that the Corporation’s compensation program creates and reinforces good conduct and ethical behaviour and promotes reasonable risk taking.

7.	In collaboration with the HRC Committee, oversee the processes for the recruitment, training, development and retention of Executive Officers and senior management.

8.

Provide stewardship in respect of succession planning, and approve, as may be required, the succession plan with respect to the positions of the Executive Officers, based on recommendations from the HRC Committee.

E.	RISK MANAGEMENT, CAPITAL MANAGEMENT AND INTERNAL CONTROLS

1.	Oversee the systems in place to identify and assess the principal risks of the Corporation’s business and ensure the implementation of appropriate systems to manage such risks.

2.	In collaboration with the Audit Committee:

a.	monitor the integrity and quality of the Corporation’s internal control system, information technology security and control, and the processes to safeguard the Corporation’s assets; and

b.	review and oversee the Corporation’s internal controls over financial reporting and its disclosure controls and procedures.

3.	Review and approve the Corporation’s Disclosure Policy and monitor the process to communicate and disseminate information to analysts, investors, the media and the public.

F.	FINANCIAL REPORTING, AUDITORS AND TRANSACTIONS

1.	In collaboration with the Audit Committee, monitor the integrity and quality of the Corporation’s accounting and financial reporting process.

2.

Review and approve, as required, the Corporation’s financial statements, related financial information, and financial outlook before their public disclosure, the whole in accordance with the Disclosure Policy.

3.

Approve, based on recommendation from the Audit Committee, the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation and to approve compensation and terms of engagement of such external auditor.

4.

Establish appropriate limits on the authority delegated to the Executive Officers and management to manage the business and affairs of the Corporation, the whole in accordance with the Authorization Policy.

G.	LEGAL REQUIREMENTS AND DIALOGUE WITH STAKEHOLDERS

1.	Oversee the adequacy of the Corporation’s processes to ensure compliance by the Corporation with applicable legal and regulatory requirements.

2.	Establish appropriate measures for receiving feedback from stakeholders.

H.	OTHER

Perform any other function as prescribed by law or as not delegated to one of the Committees of the Board or to management.

III.	BOARD CHAIR

A.	APPOINTMENT OF THE BOARD CHAIR

The Board shall annually appoint its Chair from among the Corporation’s directors following the annual meeting of shareholders.

B.	DUTIES AND RESPONSIBILITIES OF THE BOARD CHAIR

The Board Chair leads the Board in all aspects of its work and is responsible for effectively managing the affairs of the Board and ensuring that the Board is properly organized and functions efficiently.

More specifically, the Board Chair shall, in addition to any responsibilities that may be attributed to him/her pursuant to the position description of the Board Chair, with respect to:

1.	Strategy

a.	provide leadership to enable the Board to act effectively in carrying out its duties and responsibilities as described in the Board Charter and as otherwise may be appropriate; and

b.	work with the Executive Officers to monitor progress on the business plan, annual budgets, policy implementation and succession planning.

2.	Board structure and management

a.	chair the Board meetings;

b.

in consultation with the Executive Officers, the Corporate Secretary and the Committee Chairs, as appropriate, determine the frequency, dates and locations of meetings of the Board, of Committees, and of the shareholders;

c.

in consultation with the Executive Officers and the Corporate Secretary, review the annual work plan and the meeting agendas to ensure all required business is brought before the Board to enable it to efficiently carry out its duties and responsibilities;

d.	ensure the Board has the opportunity, if and when required, to meet separately without non-independent directors and management present;

e.	ensure, in consultation with the Committee Chairs, that all items requiring Board and Committee approval are appropriately tabled;

f.	ensure the proper flow of information to the Board and review, with the Executive Officers and the Corporate Secretary, the adequacy and timing of materials in support of management’s proposals;

g.

in collaboration with the relevant Committee (and its Chair), review and assess the directors’ meeting attendance records and the effectiveness and performance of the Board, its Committees (and their Chairs) and individual directors;

h.	ensure that the Board works in a cohesive manner and enable open communication among its members; and

i.

in collaboration with the Lead Director, ensure that the Board is provided with the resources, including external advisers and consultants to the Board as considered appropriate, to permit it to carry out its responsibilities and bring to the attention of the Chair of the Board and the CEO any issues that are preventing the Board from being able to carry out its responsibilities.

3.	Shareholders

a.	chair the annual and any special meeting of the shareholders; and

b.	ensure that all business that is required to be brought before a meeting of shareholders is brought before such meeting.

IV.	LEAD DIRECTOR

A.	APPOINTMENT OF LEAD DIRECTOR

If the appointed Board Chair is also an Executive Officer, the directors will annually appoint a Lead Director who will assist the Chair in performing the duties and responsibilities associated with the Chair. The Lead Director should be sufficiently removed from the day-to-day running of the business to ensure that the Board can objectively oversee the Corporation’s affairs and be attentive to its obligations to its shareholders.

B.	DUTIES AND RESPONSIBILITIES OF THE LEAD DIRECTOR

The Lead Director, in addition to any responsibilities that may be attributed to him/her pursuant to the position description of the Lead Director, shall have the following responsibilities:

a.

oversee that the Board discharges its responsibilities, ensure that the Board evaluates the performance of management objectively and that the Board understands the boundaries between the Board and management responsibilities;

b.	perform the duties of the Chair when there is a conflict of interest between the Board Chair and Executive Officer roles;

c.	evaluate any conflicts of interest between the Corporation, the minority shareholders, and any major shareholders, and determine the process for dealing with the same;

d.	in the absence of the Board Chair, serve as acting Chair presiding over meetings of the Board and shareholders;

e.	review agendas and give input for meetings of the Board in advance with the Board Chair;

f.	act as a resource person and advisor to the CEO and CFO, as well as the various Committees;

g.	convene and preside over meetings of the independent directors and communicate the results of these sessions, where appropriate, to the Board Chair, other management or the Board;

h.	generally serve as the principal liaison between the independent directors and the Board Chair and between the independent directors and management;

i.	review annually, on a retrospective basis, the expenses of the Board Chair and of the Executive Officers of the Corporation; and

j.	upon request of the Board, carry out any other duties or functions as may be appropriate in the circumstances.

V.	EVALUATION OF THE BOARD

The Board shall, on an annual basis, evaluate and review its performance as a whole, as well as the performance of each individual director while taking into account: (i) in the case of the Board as a whole, this Charter, and (ii) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to contribute to the Board.

VI.	OUTSIDE ADVISORS

The Board shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Board in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Board.

VII.	MEMBERSHIP

The majority of the directors shall, pursuant to applicable laws, rules, regulations and listing requirements: (i) meet the independence requirements; and (ii) have the required experience and qualifications as determined by the Board.

VIII.	APPOINTMENT AND TERM

Subject to the nomination rights set out in the Investor Agreements, the members of the Board shall be appointed by resolution of the Board to hold office from the time of their appointment until the next annual meeting of the shareholders or until their successors are so appointed.

IX.	PROCEDURES FOR MEETINGS

The Board shall fix its own procedures at meetings and for the calling of meetings. Meetings of the Board will be held quarterly, or more frequently, as required. Independent directors may meet before or after each Board meeting or more often if required. All independent directors shall meet in an executive session in the absence of management and any other non-independent directors following each regularly scheduled and special meeting of the Board.

The Board may invite any of the Corporation’s officers, employees, advisors or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

Directors are expected to be active and engaged in discharging their duties and to keep themselves informed about the business and operations of the Corporation. Directors are expected to attend all meetings of the Board and of the Committees on which they serve and review, in advance, the meeting materials.

The proceedings and deliberations of the Board and its Committees are confidential. Each director shall maintain the confidentiality of all information received in his/her capacity as a director of the Corporation.

X.	QUORUM AND VOTING

Subject to the quorum requirements of the Investor Agreements, the majority of the Board shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Board Chair is absent, the Chair of the meeting will be the Lead Director. At a meeting, any question shall be decided by a majority of the votes cast.

XI.	SECRETARY

Unless otherwise determined by resolution of the Board, the Corporate Secretary of the Corporation or his/her delegate shall be the Secretary of the Board.

XII.	RECORDS

The Board shall keep such records as it may deem necessary of its proceedings.

XIII.	REVIEW OF CHARTER

The Board shall review and assess the adequacy of the Board Charter annually and at such other times as it considers appropriate, and shall make such changes to the Board Charter as it considers necessary or appropriate.

Adopted by the Board of Directors on September 1, 2020

Last amended on October 4, 2021

APPENDIX

OMNIBUS INCENTIVE PLAN

Key Provisions

Insider Participation Limit

The number of Subordinate Voting Shares that are issuable to insiders of the Company, at any time, under the Omnibus Incentive Plan or any other security-based compensation arrangement of the Company (including the Legacy Option Plan), cannot exceed 10% of the Company’s total issued and outstanding Subordinate Voting Shares and Multiple Voting Shares. In addition, the number of Subordinate Voting Shares issued to insiders of the Company, within any one-year period, under the Omnibus Incentive Plan or any other security based compensation arrangement of the Company (including the Legacy Option Plan), cannot exceed 10% of the Company’s total issued and outstanding Subordinate Voting Shares and Multiple Voting Shares. For greater certainty, any awards granted to a participant under the Omnibus Incentive Plan prior to the participant becoming an insider are excluded for determining the insider participation limit.

Non-Employee Director Participation Limit

The aggregate number of Subordinate Voting Shares issuable to non-employee directors at any time under the Omnibus Incentive Plan or any other security-based compensation arrangement of the Company may not exceed 1% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares.

Options

All options granted under the Omnibus Incentive Plan have an exercise price determined and approved by the Board at the time of grant, which shall not be less than the closing price of the Subordinate Voting Shares on the TSX or the Nasdaq, as applicable, at the time of the granting of the option.

Subject to any vesting conditions set forth in a participant’s grant agreement, options vest equally over a period of three years after they are granted, on each of the first, second and third anniversary of the date of grant. Options are exercisable during a period established by our Board which may not be more than ten years from the grant of the option. The Omnibus Incentive Plan provides that the exercise period is automatically extended if the date on which it is scheduled to terminate falls within a blackout period or within nine business days following the expiration of a blackout period. In such cases, the extended exercise period terminates ten business days after the last day of the blackout period. The Board may, in its discretion, provide for procedures to allow a participant to elect to undertake a “cashless exercise” or a “net exercise” in respect of options.

Share Units

The Board is authorized to grant RSUs, PSUs and DSUs evidencing the right to receive Subordinate Voting Shares (issued from treasury or purchased on the open market), cash (based on the market value of a Subordinate Voting Share) or a combination thereof, at some future time to eligible participants under the Omnibus Incentive Plan. Although DSUs may be available for grant to directors, executive officers, employees and consultants of Nuvei and its subsidiaries, the Company currently only intends to grant DSUs as a form of Outside Director compensation. Except if otherwise provided by the Board or in the participant’s agreement, DSUs generally vest entirely on the date of the grant.

Share Unit Vesting and Settlement

RSUs generally become vested, if at all, following a period of continuous employment. PSUs are similar to RSUs, but their vesting is, in whole or in part, conditioned on the attainment of specified performance metrics as may be determined by the Board. The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these awards are set out in the participant’s grant agreement.

Subject to the achievement of the applicable vesting conditions, the payout of an RSU or PSU will generally occur on the settlement date. The payout of a DSU will generally occur upon or following the participant ceasing to be a director, officer, employee or consultant of Nuvei or its subsidiaries, as the case may be, subject to satisfaction of any applicable conditions. In the event that a settlement date for RSUs, PSUs or DSUs would otherwise occur during a blackout period, then settlement of the applicable RSUs, PSUs or DSUs shall be automatically extended to the tenth (10th) business day following the date that such blackout period is lifted, terminated or removed, but in all cases no later than the applicable expiry date of the applicable RSUs, PSUs or DSUs.

Dividends

When dividends other than share dividends are paid on Subordinate Voting Shares, participants holding DSUs, RSUs and/or PSUs are entitled to receive additional DSUs, RSUs and/or PSUs (“Dividend Share Units”) as of the dividend payment date. Dividend Share Units are subject to the same vesting conditions applicable to the related DSUs, RSUs and/or PSUs as established in the participant’s grant agreement.

Adjustments

In the event of any subdivision, consolidation, reclassification, reorganization or any other change affecting the Subordinate Voting Shares, or any merger or amalgamation with or into another corporation, or any distribution to all security holders of cash, evidences of indebtedness or other assets not in the ordinary course but including shares or equity interests in a subsidiary or business unit of the Company or one of its subsidiaries, or any transaction or change having a similar effect, our Board shall in its sole discretion, subject to the required approval of any stock exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the participants in respect of awards under the Omnibus Incentive Plan, including, without limitation, adjustments to the exercise price, the number and kind of securities subject to unexercised awards granted prior to such change and/or permitting the immediate exercise of any outstanding awards that are not otherwise exercisable.

Early Termination

The Omnibus Incentive Plan provides that certain events, including termination for cause, resignation, termination other than for cause, retirement or death, may trigger forfeiture, or reduce or accelerate the vesting period, where applicable, of the award, subject to the terms of the participant’s grant agreement or employment agreement.

The Board may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions of the Omnibus Incentive Plan concerning the effect of termination of a participant’s employment or engagement shall not apply for any reason acceptable to the Board.

•	For Cause: Upon a participant being terminated for cause, all unexercised vested or unvested awards granted to such participant shall immediately terminate.

•

Retirement: In the case of a participant’s retirement, any unvested awards held by the participant will continue to vest in accordance with their vesting schedules, and all vested awards held by the participant upon the date of retirement may be exercised until the earlier of the expiry date of the awards or three years following the date of retirement (subject to forfeiture and clawback in the event of a breach of post-employment restrictive covenants in favour of the Company).

•

Resignation: In the case of a participant’s resignation, subject to any later expiration dates determined by the Board, all awards shall expire on the earlier of ninety (90) days after the effective date of such resignation, or the expiry date of the award, to the extent such awards were vested and exercisable by the participant on the effective date of such resignation, and all unexercised unvested awards granted to such participant shall terminate on the effective date of such resignation.

•

Termination or Cessation: In the case of a participant ceasing to be an eligible participant for any reason (other than termination for cause, resignation or death), the number of awards that may vest is subject to pro ration over the applicable vesting or performance period and shall expire on the earlier of ninety (90) days after the termination date or the expiry date of the awards. For greater certainty, the pro ration calculation referred to above shall be net of previously vested awards.

•	Death: Upon the death of a participant, all unvested awards will immediately vest and all awards will expire one hundred eighty (180) days after the death of such participant.

Trigger Events; Change of Control

The Board shall have the right, in its discretion, to deal with any or all award (or any portion thereof) issued under the Omnibus Incentive Plan in the manner it deems fair and reasonable in the circumstances of a Change of Control. Without limiting the generality of the foregoing, in connection with a Change in Control, the Board, without any action or consent required on the part of any Participant, shall have the right to:

•	accelerate the vesting, where applicable, of any outstanding awards notwithstanding the previously established vesting schedule;

•

deem any or all awards or any portion thereof, whether vested or unvested to have been exercised in whole or in part, tender, on behalf of the participants, the underlying Subordinate Voting Shares that would have been issued pursuant to the exercise of such awards to any third party purchaser in connection with the change of control, and pay to the participants on behalf of such third party purchaser an amount per underlying Subordinate Voting Share equal to the positive difference between the change of control price of the Subordinate Voting Shares and the applicable exercise price;

•	determine that any outstanding awards in whole or in part and whether vested or unvested, shall remain in full force and effect in accordance with their terms after the change of control;

•

provide for the conversion or exchange of any or all awards (or any portion thereof, whether vested or unvested) into or for options, rights, units or other securities in any entity participating in or resulting from a change of control;

•

cancel any unvested awards (or any portions thereof) and pay an amount per underlying Subordinate Voting Share equal to the positive difference between the change of control price of the Subordinate Voting Shares and the applicable exercise price;

•	cancel any unvested awards (or any portions thereof) without payment of any kind to any participant; or

•	provide for outstanding awards to be purchased.

Amendments and Termination not Requiring Shareholder Approval

Subject to the rules of the TSX, the Board may at any time or from time to time without shareholder approval alter, amend, vary, suspend, terminate or cancel the Omnibus Incentive Plan or amend any awards issued pursuant to the Omnibus Incentive Plan. The Board has the discretion to make the following amendments to the Omnibus Incentive Plan which it may deem necessary or desirable, without having to obtain shareholder approval:

•	any amendment to the vesting provisions, if applicable, or assignability provisions of awards;

•	any amendment to the expiration date of an award that does not extend the term of the award past the original date of expiration for such award;

•	any amendment regarding the effect of termination of a participant’s employment or engagement;

•	any amendment which accelerates the date on which any award may be exercised under the Omnibus Incentive Plan;

•	any amendment to the definition of an eligible participant under the Omnibus Incentive Plan;

•	any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body;

•

any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Omnibus Incentive Plan, correct or supplement any provision of the Omnibus Incentive Plan that is inconsistent with any other provision of the Omnibus Incentive Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Incentive Plan;

•	any amendment regarding the administration of the Omnibus Incentive Plan;

•	any amendment to add or amend provisions permitting for the granting of cash-settled awards, a form of financial assistance or clawback; and

•	any other amendment that does not require the approval of the holders of Subordinate Voting Shares pursuant to the amendment provisions of the Omnibus Incentive Plan.

Amendments and Termination Requiring Shareholder Approval

Subject to any additional requirements of the rules of the TSX, the following changes to the Omnibus Incentive Plan or the awards granted thereunder require the approval of the Company’s shareholders as well as the approval of the TSX:

•	a reduction in the exercise price of an option held by an insider of the Company;

•	an extension of the term of awards held by an insider of the Company;

•	any amendment to remove or exceed the insider participation limits;

•	any amendment to remove or exceed the non-employee director participation limits;

•

an increase in the maximum number of Subordinate Voting Shares issuable pursuant to awards granted under the Omnibus Incentive Plan, except such increase by operation of the “rolling plan” and “evergreen” provisions of the Omnibus Incentive Plan; and

•	a change to the provisions regarding amendments to the Omnibus Incentive Plan.

For the first three points above, the votes attached to shares held directly or indirectly by insiders benefiting directly or indirectly from the amendment are to be excluded. In addition, with respect to the last point above, where the amendment will disproportionately benefit one or more insiders over other participants, the votes of shares held directly or indirectly by those insiders receiving the disproportionate benefit must be excluded.

Award Transferability

Except as specifically approved by the Board, awards granted under the Omnibus Incentive Plan generally are not transferable other than by will or the laws of succession.

Financial Assistance

We currently do not provide any financial assistance to participants under the Omnibus Incentive Plan.

Recent Amendments to Omnibus Incentive Plan

At the Meeting, holders of Multiple Voting Shares and Subordinate Voting Shares will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve an amendment to the Omnibus Incentive Plan whereby the number of Subordinate Voting Shares which may be reserved for issuance under the Omnibus Incentive Plan will be increased from 10% to 15% of all Multiple Voting Shares and Subordinate Voting Shares issued and outstanding from time to time, on a non-diluted basis. Such amendment was approved by the Board and will be effective upon approval by a majority of the votes cast by shareholders attending the Meeting or represented by proxy.

PAYA EQUITY PLAN

Key Provisions

Summary

The Paya Equity Plan provided for the grant of stock options (including ISOs and stock options that do not qualify as ISOs (i.e., non-statutory stock options)), restricted stock, stock appreciation rights, performance awards, and other share-based and cash-based awards. As at April 3, 2023, only Options and RSUs are outstanding under the Paya Equity Plan.

Share Reserve and Award Limits

As at April 3, 2023, 1,324,341 Subordinate Voting Shares are reserved for issuance under the Paya Equity Plan and issuable upon the exercise or settlement of, awards thereunder. Following the assumption of the Paya Equity Plan by the Company, no further grants will be made under the Paya Equity Plan. In addition, shares subject to awards granted under the Paya Equity Plan that are forfeited, terminated or are cancelled without shares being issued (including awards settled in cash) will not be made available again for grant or issuance under the Paya Equity Plan.

Administration

The Paya Equity Plan is administered by any committee of the Board duly authorized by the Board to administer the Paya Equity Plan or, if none, the Board (the “Committee”). The Committee has the authority to, among other things, construe and interpret the Paya Equity Plan, modify or adjust the terms and conditions of awards (including the acceleration of vesting of awards), and make all other determinations necessary or advisable for the administration of the Paya Equity Plan. The Committee may delegate any or all of its powers and duties under the Paya Equity Plan to a subcommittee of directors or to any officer of the Company, including the power to perform administrative functions and grant awards, subject to applicable law. The Committee’s authority shall be subject to the requirement under the Paya Equity Plan that a one-year minimum vesting period shall apply to awards of more than 5% of the shares available under the Paya Equity Plan; provided, that, the foregoing shall not be construed to limit the Committee’s ability to accelerate the vesting of any award in its discretion.

Eligibility

The employees, consultants and directors of Paya and employees, consultants and directors of its affiliates were eligible to receive awards under the Paya Equity Plan.

Term

In general, the Board or Committee may amend or terminate the Paya Equity Plan and awards outstanding thereunder at any time, subject to applicable laws and shareholder approval requirements and provided that such amendment or termination does not materially and adversely affect participants’ rights.

Stock Options

Any outstanding stock options granted under the Paya Equity Plan is of one of two types: (a) an ISO or (b) a non-statutory stock option. The exercise price of each stock option is at least equal to the fair market value of the Paya Common Stock on the date of grant (or 110% of the fair market value for certain ISOs), as such exercise price was adjusted pursuant to the terms of the Merger Agreement. Stock options granted under the Paya Equity Plan may be exercisable at such times and subject to such terms and conditions as the Committee determined. The maximum term of stock options granted under the Paya Equity Plan is ten years (five years in the case of ISOs granted to 10% or more shareholders).

Unless otherwise determined by the Committee and subject to the applicable award agreement, if a participant’s employment or service is terminated (i) as a result of death or disability (as defined in the Paya Equity Plan), any then-vested stock options will generally remain exercisable for one year, (ii) without “cause” or by voluntary resignation, any then-vested stock options will remain exercisable for 90 days, or (iii) for “cause” or by voluntary resignation after the occurrence of an event that would be grounds to terminate the participant’s employment or service for “cause”, all stock options (whether vested or unvested) will automatically terminate and expire as of such termination. In no event may a stock option be exercised beyond the expiration of its term.

The Committee will determine the methods and form of payment for the exercise price of a stock option (including, in the discretion of the Committee, payment in shares or other property) and the methods and forms in which shares will be delivered to a Participant.

Restricted Share Units

The Committee was authorized to grant restricted share units in amounts and on terms and conditions determined by the Committee in its discretion, either alone or in addition to or in tandem with other awards. Restricted share units usually vest over a period of three to five years from the grant date, in accordance with the terms of the applicable award agreement. Subject to the applicable award agreement and the Paya Equity Plan, restricted share units may not be transferred before the date on which the underlying shares are issued, or, if later, the date on which any applicable restriction, performance, or deferral period lapses. Unless otherwise determined by the Committee, subject to the applicable award agreement and the Paya Equity Plan, the recipient of a restricted share unit is not entitled to receive, currently or on a deferred basis, dividends or dividend equivalents in respect of the number of shares covered by such restricted share units, until such time as the underlying shares are issued.

Additional Provisions

Awards granted under the Paya Equity Plan may, in general, not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by the Committee. Unless otherwise restricted by the Committee, awards that are non-statutory stock options may be exercised during the lifetime of the participant only by the participant.

In the event of a change in control (as defined in the Paya Equity Plan), the Committee may, in its discretion, provide for any or all of the following actions: (i) continue, assume or substitute awards with new rights, (ii) provide for the purchase of awards for cash equal to the excess (if any) of the highest price per share paid in the change in control transaction over the aggregate exercise price of such awards, provided that if the exercise price of a stock option exceeds the “Change in Control Price” (as defined in the Paya Equity Plan), such award may be cancelled for no consideration, (iii) terminate outstanding and unexercised stock options prior to the change in control (in which case holders of such unvested awards would be given notice and the opportunity to exercise such awards), (iv) terminate any award that is unvested as of the change in control, or (v) make any other determination as to the treatment of awards in connection with a change in control (including providing for the acceleration of any outstanding awards). All awards will be equitably adjusted in the case of the division of stock and similar transactions.

The Paya Equity Plan provides that appropriate adjustments may be made by the Board in connection with any stock split, reverse stock split, recapitalization, reorganization, merger, consolidation, combination, division, exchange, spin off, extraordinary stock dividend, or other relevant change in capitalization, to maintain the economic intent of the Paya Awards.

Forfeiture and Clawbacks

All awards, amounts, or benefits received or outstanding under the Paya Equity Plan are subject to clawback, cancellation, recoupment, rescission, payback, reduction, or other similar action in accordance with any Company clawback or similar policy or any applicable law (including Section 10D of the Exchange Act and any applicable rules and regulations promulgated thereunder from time to time by the SEC) related to such actions.

NON-IFRS AND OTHER FINANCIAL MEASURES

Reconciliation of Adjusted EBITDA to Net Income (Loss)

(In thousands of U.S. dollars)

		Years ended
		December 31

	2022	2021

(In thousands of US dollars)	$	$

Net income	61,955	107,045

Finance cost	22,841	16,879

Finance income	(13,694)	(2,859)

Depreciation and amortization	101,492	90,828

Income tax expense	25,582	24,916

Acquisition, integration and severance costs(a)	28,413	25,831

Share-based payments and related payroll taxes(b)	139,309	54,919

Loss (gain) on foreign currency exchange	(15,752)	(513)

Legal settlement and other(c)	1,171	188
Adjusted EBITDA	351,317	317,234

(a)	These expenses relate to:

(i)

professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the year ended December 31, 2022, those expenses were $13.1 million ($14.7 million for the year ended December 31, 2021). These costs are presented in the professional fees line item of selling, general and administrative expenses.

(ii)

acquisition-related compensation was $14.3 million for the year ended December 31, 2022 and $10.8 million for the year ended December 31, 2021. These costs are presented in the employee compensation line item of selling, general and administrative expenses.

(iii)

change in deferred purchase consideration for previously acquired businesses. A gain of $1.0 million was recognized for the year ended December 31, 2022, and nil for 2021. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.

(iv)

severance and integration expenses, which were $2.0 million for the year ended December 31, 2022 ($0.3 million for the year ended December 31, 2021). These expenses are presented in selling, general and administrative expenses.

(b)

These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the year ended December 31, 2022, the expenses consisted of non-cash share-based payments of $139.1 million ($53.2 million for the year ended December 31, 2021), $0.2 million for related payroll taxes ($1.7 million for the year ended December 31, 2021).

(c)

This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.